Exhibit 99.1

A Global Alternative Asset Management Company	2011
Annual Report

Brookfield

OUR BUSINESS

Brookfield Asset Management Inc. is a global alternative asset manager with approximately $150 billion in assets under management.

We have over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. We offer a range of public and private investment products and services, which leverage our expertise and experience and provide us with a distinct competitive advantage in the markets where we operate.

Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbols BAM and BAM.A, respectively, and on the NYSE Euronext under the symbol BAMA.

Property Renewable Power Infrastructure Private Equity

CONTENTS

Letter to Shareholders	3	Sustainable Development	150

MD&A of Financial Results	11	Corporate Governance	151

Internal Control Over Financial Reporting	90	Shareholder Information	152

Consolidated Financial Statements	94	Board of Directors and Officers	153

Cautionary Statement Regarding Forward-Looking Statements	148

BROOKFIELD ASSET MANAGEMENT

PERFORMANCE SUMMARY

14%	total return on equity	$41	per share of intrinsic equity value	$152	billion total AUM

AS AT AND FOR THE YEARS ENDED DECEMBER 31	2011	2010

PER FULLY DILUTED SHARE
Total return	$5.33	$3.23
Net income	2.89	2.33
Funds from operations	1.51	1.76
Intrinsic value of common equity	40.99	37.45
Market trading price – NYSE	27.48	33.29

TOTAL (MILLIONS)
Total assets under management	$151,720	$121,558
Consolidated balance sheet assets	91,030	78,131
Intrinsic value of common equity	26,098	22,261
Total return for common equity	3,345	2,054
Consolidated results
Revenues	15,921	13,623
Net income	3,674	3,195
Funds from operations	2,355	2,196
For Brookfield equity
Net income	1,957	1,454
Funds from operations	1,052	1,106
Diluted number of common shares outstanding	657.2	616.1

Note: See “Use of Non-IFRS Measures” on page 12.

Statement Regarding Forward-looking Statements and Use of Non-IFRS Accounting Measures

This Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. We may make such statements in the report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 148.

We make use of non-IFRS measures in this Report as disclosed further on page 12.

This Report and additional information, including the Corporation’s Annual Information Form, are available on the Corporation’s website at www.brookfield.com and on SEDAR’s website at www.sedar.com. We make use of non-IFRS measures in this report as disclosed further on page 12.

2011 ANNUAL REPORT    1

CORE INVESTMENT PRINCIPLES

Brookfield’s approach to investing is disciplined and straightforward. With a focus on value creation and capital preservation, we invest opportunistically in high quality, real assets within our areas of expertise, manage them proactively and finance conservatively to generate stable, predictable and growing cash flows for clients and shareholders. Our approach to investing is anchored by a set of core investment principles that guide our decisions and how we measure success.

Business Philosophy

Build the business and all our relationships based on integrity

Attract and retain high calibre individuals who will grow with us over the long term

Ensure our people think and act like owners in all their decisions

Treat our client and shareholder money like it’s our own

Investment Guidelines

Invest where we possess competitive advantages

Acquire assets on a value basis with a goal of maximizing return on capital

Build sustainable cash flows to provide certainty, reduce risk and lower our cost of capital

Recognize that superior returns often require contrarian thinking

Measurement of our Corporate Success

Measure success based on total return on capital over the long term

Encourage calculated risks, but compare returns with risk

Sacrifice short-term profit, if necessary, to achieve long-term capital appreciation

Seek profitability rather than growth, as size does not necessarily add value

2    BROOKFIELD ASSET MANAGEMENT

LETTER TO SHAREHOLDERS

Overview

During 2011, we integrated many of the operations and assets that we acquired during the last three years, invested incremental capital in these businesses and acquired a number of assets for our operations.

We continue to deploy significant resources in raising new private funds. We are also in the final stages of implementing our listed issuer strategy, by creating flagship public entities and private funds deployed in the asset classes where we enjoy a distinct competitive advantage. In this regard, we achieved a meaningful milestone in 2011 with the launch of Brookfield Renewable Energy Partners.

We succeeded in recycling significant amounts of capital in our property operations last year, acquired and developed several new projects in our renewable power group and invested capital to expand a number of facilities in our infrastructure group.

Overall, we believe that 2012 will be a good year to invest capital and therefore we are focused on profitably deploying the capital we manage for clients and shareholders, while raising additional capital from clients backed by our strong performance over the past number of years.

The total return for each Brookfield share was $5.33 in 2011, a 14% return on our calculated intrinsic value of the business. This return was generated 28% from cash flow and 72% from the increase in value of our assets. While satisfactory, these results continue to be impacted by the unsettled global economy, the capital invested by us in new investments which are in the early stages of surfacing value, and our exposure to a number of U.S. housing related businesses. We are confident though, that as the global economy recovers, our results will grow disproportionately on the upside.

Market Environment

North American equity markets were flat in 2011, down in Europe and off significantly in the emerging markets. This was largely due to concerns about sovereign debt issues, sluggish economic growth, a potential credit crisis in Europe, and fears about renewed inflation in developing economies. The debt markets generally performed well, benefitting from investor anxiety.

As we head into 2012, many of the concerns prevalent last year appear to have abated. The U.S. economy is growing again and fears about Europe and inflation appear to have been overstated. Nevertheless, investors are now facing the stark reality that growth rates in the developed world will remain sluggish until sovereign debt levels have been significantly reduced. This bodes well for our real asset investment strategy and the types of investments that we own and manage.

With interest rates remaining low, real assets such as our property, power and infrastructure investments offer strong risk-adjusted returns to investors. These investments produce cash returns well in excess of prevailing bond yields and provide investors with a valuable hedge against inflation. Moreover, unlike bonds, they also offer the potential for further capital appreciation.

In contrast to the developed world, the emerging markets continue to experience exceptional growth. Many of these emerging economies also present less risk than developed markets on a relative basis as they have attractive fiscal balances, well-capitalized banks, rapidly increasing levels of investment and favourable demographics. As a point of reference, in 1990, the emerging markets represented approximately 25% of global GDP, whereas today they are now over 40%, and growing.

2011 ANNUAL REPORT    3

Our positive investment performance over the past number of years can be partially attributed to this dramatic rise in the contribution to global GDP from emerging market countries. We have a substantial portion of our equity capital invested in Australia, Brazil and Canada. These three countries benefit from the strong economic growth in the developing world. They are all major commodity producers and are enjoying record commodity prices for their outputs. Brazil in particular, as one of the BRIC countries, has seen remarkable growth in the past decade.

Overall, we own or manage over $50 billion of investments in these three countries including approximately $15 billion in Brazil. In general, these countries offer higher investment returns as many investors do not have global operations that enable them to invest in these economies and despite their name, Brazil and many of other emerging countries have “fully arrived” and are in fact now less risky than some of their “more developed” country counterparts.

This growth and resulting diversification of the world’s economy has also had a related benefit of raising the per capita GDP for many of the world’s population. This has caused a great expansion in market size for goods and services previously only purchased by the more developed world. The opportunities that this new global environment presents for the world at large and to companies such as ours are tremendous as more people become economic participants in the global economy.

Overall Investment Performance

Our share price was off 16% in 2011, compared to flat performance from the S&P 500 index. The economic turmoil in the global financial markets, our issuance of shares early in the year, and the strong performance by our shares in the two preceding years were all likely part of the reasons for this performance.

More importantly, the past five years bring to mind other periods of relatively flat performance for our shares, when substantial value was being built within our business as we expanded, but not recognized in the share price until the value creation became more visible. We believe this is occurring today and at some point will be recognized in the share price.

Long-Term Compound Return

Years	Brookfield (NYSE)	S&P 500	10-Year Treasuries
3	24%	13%	5%
5	1%	2%	5%
10	20%	1%	5%
20	16%	9%	7%

Our 10-year and 20-year compound returns of 20% and 16%, respectively, compare favourably to most other investments, and we see no reason why we should not be able to continue to compound our long-term returns at these attractive levels in the future.

Furthermore, our two flagship spin-off entities, Brookfield Infrastructure Partners and Brookfield Renewable Energy Partners, achieved returns well in excess of 20% over the past three years by building portfolios of long duration assets with strong cash flows. Notwithstanding this performance, we see significant upside for both of these entities going forward.

4    BROOKFIELD ASSET MANAGEMENT

Summary of 2011

We had an excellent year building intrinsic value within the company. On behalf of you and our clients we own one of the highest quality global income property portfolios, among the largest independent hydro power companies, and one of the most diversified global infrastructure businesses. In each of these operations we achieved a number of milestones which included operational improvements, strategic repositionings, expansions and acquisitions. The most meaningful highlights follow:

Property

With over 300 million square feet of property assets, this is our largest business. We are focused on premier office and retail properties, but also own a number of other income properties. Highlights of the year include the successful leasing of 11 million square feet of office space with a 10% uplift to former rental rates achieved, and leasing of 5 million square feet of retail space.

We sold $1.8 billion of properties, recycling this capital into new, higher return acquisitions, including a two million square foot office property in midtown Manhattan, two office properties in Australia and an office property in each of Denver and Washington, D.C. Across our property portfolio, we refinanced $8 billion of loans to extend maturity and fix interest rates at attractive levels.

We focused our U.S. shopping mall portfolio by separating our large regional malls from a portfolio of smaller, neighbourhood malls. We also increased our interest in our Brazilian shopping mall portfolio, and doubled our effective investment in our U.S. malls through stock market purchases.

Our property portfolio also includes a number of development assets that have yet to generate cash, but will do so in the near future, such as our signature 1.3 million square foot office project in Perth, where the first tower will open in June 2012. Our opportunistic real estate funds acquired control of various portfolios of office, multi-family and hotel properties.

As a result of our global investment in real estate, we were recently able to acquire a $1 billion portfolio of defaulted property loans in New Zealand from a European bank. We also acquired a defaulted loan backed by 40% of an Australian public company which owns a prime office development site in Sydney.

Renewable Power

This business encompasses 178 power facilities which include 172 hydro facilities and six wind farms. The portfolio generates 16.8 terawatt hours of electricity, producing close to $1 billion of net operating income annually.

Major initiatives within our renewable power operations included the completion of four construction projects for $700 million which have or shortly will bring on 280 megawatts of capacity. We received the necessary permits to construct a $200 million hydro project in western Canada, and we acquired a number of early stage wind developments and one 30 megawatt hydro plant in Brazil for R$300 million. We completed close to $1 billion of financings in our renewable power group, extending term and fixing rates.

We have offset the significant pressure on power rates that is being driven by low natural gas prices by continuing to emphasize the superior benefits of our energy compared to other forms of power because of its renewable nature.

2011 ANNUAL REPORT    5

The merger of our wholly-owned power assets with those within our former income fund to form Brookfield Energy Renewable Partners was well received, with strong unitholder support and positive performance of the shares since announcement. We are very excited about the future growth we expect to achieve with this global entity.

Infrastructure

We own a globally diverse group of real return infrastructure assets totalling $18 billion, including transmission lines, gas pipelines, sea ports, roads, rail lines, timber, toll roads and other types of infrastructure. These businesses are experiencing strong organic growth, and given that government balance sheets around the world are strained, we believe we will have excellent opportunities to expand our asset base in the years ahead.

One highlight of our activity in 2011 was the signing of take-or-pay contracts for the expansion of our rail lines in Western Australia. These contracts secure a A$600 million railway expansion project which should result in exceptional returns over the next few years from these operations.

In Australia, we also secured the lands required to expand our coal terminal’s annual capacity from 85 million to close to 160 million tonnes, which will make it the largest facility in the world. Contract negotiations are taking place with a number of global mining companies to support a construction start in 2013 on this $5 billion project.

We acquired a 54% interest in a 33-kilometre portion of the ring-road around Santiago, the capital city of Chile, for a total value of approximately $760 million which positions us well for future growth in this business. We also purchased an electrical distribution network in Colombia for $440 million, our first acquisition in our Colombia Fund, and began construction on our $750 million electricity transmission project in Texas.

We continue to expand our northern UK port to accommodate container traffic growth, which has continued to capture increased shipments due to its location, despite the European economic slowdown.

Our flagship private infrastructure fund is now close to 50% committed. Based on our initial returns and the positive environment for putting the balance of the capital to work, we expect strong performance from this fund.

Private Equity

Our private equity business encompasses approximately $8 billion of invested capital in opportunistic investments largely related to our operating businesses, and in businesses where we have operating experience. This business today is conducted mainly through various private equity and special situation funds.

Over the past year, we sold most of our Australian residential operations, merged our U.S. and Canadian housing units into a new public company and continued to expand our Brazilian housing businesses. We completed a $500 million bond offering in one of our Special Situations Fund II investments and distributed the proceeds to our Fund investors, while continuing to own 100% of the company.

6    BROOKFIELD ASSET MANAGEMENT

New initiatives in our private equity business included a $125 million loan to an infrastructure manufacturer, and we completed a number of operational and recapitalization initiatives within our existing companies. We continued to put our capital into counter-cyclical investments related to the “out of favour” U.S. natural gas and residential housing sectors, both of which we believe have, or are close to bottoming.

Earnings Capacity and Dividends

We have approximately $26 billion of shareholder equity capital, which over time should earn an all-in compound return close to 15%. After costs and allowances for margin of error, we believe that we can compound our equity at 12% over the longer term. This enables us to earn for shareholders approximately $3 billion annually or about $4.60 per share, which will continue to grow over time as a result of compounding.

Of the $3 billion, about $1.25 billion is cash flow generated from the assets. The balance of $1.75 billion represents the intrinsic value that builds within the assets over time and is recognized as cash when we monetize assets either through sale, refinancing or other forms of monetization such as taking a company public and reducing our interests. In addition, some of this wealth creation is recognized each year through our income statement or equity statement, as value is recognized under IFRS accounting, or otherwise marked to market. For example, in 2011, we generated a 14% return or $5.33 per share, approximately 28% from cash flows received and 72% from asset appreciation.

We use a portion of the value created annually to distribute dividends to you. This year we are increasing our annual dividend by four cents per share, bringing the dividend to 14 cents per quarter or 56 cents on an annualized basis. This increase reflects the resumption of our policy from years ago of increasing the distributions over time by an amount that corresponds to the growth in cash flow generated from the business, while ensuring we retain sufficient capital to build our equity base, and maintain strong investment grade ratings.

We have the capacity to pay larger dividends over time, although generally we believe that re-investment back into our four major businesses is more accretive to long-term shareholder returns than payment of substantially higher dividends.

We currently distribute about $350 million annually to you as shareholder dividends and believe this proportion is appropriate for a long-term business such as ours, where growth relies on having capital available to capitalize on opportunities as they arise, and especially when others do not have the same access to funding. Our acquisitions in 2009 – 2010 of General Growth Properties and Babcock & Brown Infrastructure, and recent purchases of defaulted loan portfolios and other assets from European corporations, illustrate why having strength to act when others cannot, generally leads to exceptional returns.

Global Interest Rates and Real Asset Returns

We have been living through the lowest interest rates experienced in living memory. This has allowed governments, corporations and individuals to slowly work through debt issues that would otherwise have resulted in a broader and more extensive financial correction. The resultant low level of interest rates should continue for a number of years, but eventually this presents one of the greatest investment risks for global investors.

2011 ANNUAL REPORT    7

In short, the risk reflects the fact that when interest rates increase in the future, all assets which are long-tailed in nature will have their perceived values adjusted downward. However, our portfolio is different. Because of the real return nature of the assets we own, within a relatively short period of time, our portfolio will earn back the adjustments as the rate of growth in the underlying cash flows increases due to economic expansion and the inflationary pressures that will give rise to the increase in interest rates.

As a result, we believe real assets will protect against long-term interest rate increases, and will outperform asset classes such as government bonds. Real assets generate cash on an annual basis, and the cash flow from premium assets generally increases over time so that the capitalized value of this cash flow stream becomes even greater. This real return protection is particularly valuable in periods of sustained inflation.

Furthermore, we believe that the capitalized values of real assets today are not reflective of the low interest rates due to the expanded risk premiums which currently exist, among other factors, and therefore the first 2% to 3% of increases in long-term interest rates will have virtually no effect on values for real assets. Nonetheless, we continue to utilize this environment to fix the long-term financing of our real assets at historically low interest rates, thus further protecting current values and enhancing real returns if interest rates rise.

The Next 10 Years

Most management teams have a high estimate of the value of the assets they are responsible for managing. This is usually because they are emotionally attached to the business, but also because they exercise control over achieving the plans. Furthermore, as they work in the business daily, they usually have access to more information and therefore understand the long-term potential of the business.

With the above proviso, we estimate that the underlying value of our business is conservatively valued today at approximately $41.00 per share, although we suspect that if assets were sold judiciously over a period of time, values in excess of this could be achieved, and after taxation would result in distributions of at least that amount. This takes into account our IFRS valuations, adjustments to businesses that are not valued under IFRS, premiums for control, and a value for our asset management business and other operations we own.

To be clear, we have no intention of liquidating the company in this fashion as we believe this would be a poor long-term decision for shareholders and would undervalue the overall franchise built up in the company. Instead, we intend to continue building the business and expect that over five to seven years, the value of the company will compound at values in the range of at least 12% per share starting with today’s intrinsic value. Compared to alternatives, we believe this offers shareholders an excellent risk-adjusted investment. The value we are creating results from increases in cash flow on our core assets, the hard work by our 23,000 operating people, and our asset management operations ultimately being valued on a multiple of cash flow traditionally accorded to these types of well-established franchises.

Lastly, and maybe most importantly, in five to 10 years we believe that our asset management operations will mature to a point that if its intrinsic value is not reflected in the share price, we will be able to separate this business from our real assets to ensure the values are surfaced. Of course, this value may be recognized in the stock market as more investors better understand our strategies, but we will always have the option to take steps to sell assets and repurchase shares, or spin-off assets to shareholders in order to surface value.

8    BROOKFIELD ASSET MANAGEMENT

Structure of our Organization

One significant step towards maximizing our business flexibility was the launch of our publicly traded flagship infrastructure and renewable power companies, over the past five years.

The first step was the listing of Brookfield Infrastructure in 2008. The second step was the merger of our power operations into our recently launched Brookfield Renewable Energy Partners, completed in 2011. The next step, expected in 2012, if we can achieve it, would be the launch of a similar flagship public entity for our property group, which is currently one of the largest diversified real estate businesses in the world. If launched, this entity would likely be created through the partial spin-off of shares of our currently 100% owned property group to our shareholders, as we did with Brookfield Infrastructure in 2008. Like our other two flagship entities, this entity would have a mandate to expand globally, be managed by us and have a strong dividend payout policy. As with the others, we would retain a very meaningful investment in this business.

And, while it is possible that our flagship property entity, like Brookfield Infrastructure, will take time to find a base of global income and growth oriented investors who wish to be our partners, we expect that its global profile and asset values will enable the company to take advantage of both scale and global diversity to enhance capital allocation decisions and therefore returns for its shareholders.

Once the full re-alignment is completed, and with our flagship private funds working in conjunction with these sector specific listed entities, we believe that we will have created a global asset manager with access to long-term capital that few will rival. This competitive advantage of structure and scale, our operating knowledge from our business platforms, and our mindset of longer term capital returns should provide us with the ability to deliver top tier returns to you, as well as our investment partners on a consistent basis.

Strategy and Goals

Our business strategy is to provide world-class alternative asset management services on a global basis, focused on real assets such as property, renewable power, infrastructure, and private equity investments. Our business model is to utilize our global reach to identify and acquire high quality assets at favourable valuations, finance them prudently, and then enhance the cash flows and values of these assets through our established operating platforms to achieve reliable attractive long-term total returns for the benefit of our shareholders and clients.

Our primary long-term goal remains achieving 12% to 15% compound annual growth in the underlying value of our business measured on a per share basis. This increase will not occur consistently each year, but we believe we can achieve this objective over the longer term by:

•	Operating a world-class asset management firm, offering a focused group of products on a global basis to our investment partners.

•

Focusing the majority of our investments on high quality, long-life, cash-generating real assets that require minimal sustaining capital expenditures and have some form of barrier to entry, and characteristics that lead to appreciation in the value of these assets over time.

2011 ANNUAL REPORT    9

•

Differentiating our investing by utilizing our operating experience, global platform, scale and extended investment horizons to generate greater returns over the long-term for our shareholders and partners.

•

Maximizing the value of our operations by actively managing our assets to create operating efficiencies, lower our cost of capital and enhance cash flows. Given that our assets generally require a large initial capital investment, have relatively low variable operating costs, and can be financed on a long-term, low-risk basis, even a small increase in the top-line performance typically results in a proportionately larger contribution to the bottom line.

•

Actively managing our capital. Our strategy of operating our businesses as separate units provides us with opportunities from time to time to enhance value by buying or selling parts of a business. In addition to the underlying value being created in the business, this strategy allows us to re-allocate capital to new opportunities in order to achieve the optimal overall returns.

Summary

We remain committed to being a world-class asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash return on equity, while emphasizing downside protection of the capital employed. With interest rates still low, our chosen areas of real assets continue to offer attractive options for alternative investment portfolios.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value over the longer term.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to discuss or share with us.

J. Bruce Flatt

Chief Executive Officer

February 17, 2012

10    BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

PART 1 – OVERVIEW

OUR BUSINESS

Brookfield is a global alternative asset manager with approximately $150 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable power, infrastructure and private equity.

Our business model is simple: utilize our global reach to identify and acquire high quality real assets at favourable valuations, finance them on a long-term low-risk basis, and enhance the cash flows and values of these assets through our leading operating platforms to earn reliable, attractive long-term total returns for the benefit of our clients and ourselves.

We have a range of public and private investment products and services which leverage our expertise and experience and provide us with a distinct competitive advantage in the markets where we operate.

Strategy

We focus on “real assets” and businesses that form the critical backbone of economic activity, whether they provide high quality office space and retail malls in major urban markets, generate reliable clean electricity, or transport goods and resources to or from key locations.

•

These assets and businesses typically benefit from some form of barrier to entry, regulatory regime or other competitive advantage that provides stability in cash flows, strong operating margins and value appreciation over the longer term.

As an asset manager, we raise and manage capital for our clients that is invested in assets we own, alongside our own capital.

•

This generates an increasing stream of base management and performance-based income that increases the value to our business and adds further value to the company by providing us with additional capital to grow the business and compete for larger transactions.

We are active managers of capital.

•	We strive to add value by judiciously and opportunistically reallocating capital among our businesses to continuously increase returns.

We maintain leading operating platforms (with over 23,000 employees worldwide) in order to maximize the value and cash flows from our assets.

•

Our track record shows that we can add meaningful value and cash flow through “hands-on” operational expertise, through the negotiation of property leases, energy contracts or regulatory agreements, asset development, operations and other activities.

OVERVIEW | PART 1	2011 ANNUAL REPORT 11

We finance our operations on a long-term, investment-grade basis, with most of our operations financed on a stand-alone asset-by-asset basis with minimal recourse to other parts of the organization. We also strive to maintain excess liquidity at all times in order to be in a position to respond to opportunities.

•

This provides us with considerable stability and enables our management teams to focus on operations and other growth initiatives. It also enables us to weather financial cycles and provides the strength and flexibility to react to opportunities.

We prefer to invest in times of distress and in situations which are time consuming.

•	We believe these situations provide much more attractive valuations than competitive auctions and we have considerable experience in this specialized field.

We maintain a large pipeline of attractive development and expansion investment opportunities.

•	This provides us flexibility in deploying growth capital, as we can invest in both acquisitions and organic developments, depending on the relative attractiveness of returns.

Value Creation

As an asset manager, we create value for shareholders in the following ways:

•

We offer attractive investment opportunities to our clients that will, in turn, enable us to earn base management fees based on the amount of capital that we manage for them, and additional returns such as incentive distributions and carried interests based on our performance. Accordingly, we create value by increasing the amount of capital under management and by achieving strong investment performance that leads to increased cash flows and intrinsic value;

•

We also invest significant amounts of our own capital, alongside our clients in the same assets. This creates a strong alignment of interest and enables us to create value by directly participating in the cash flows generated by these assets and increases in their values, in addition to the performance returns that we earn as the manager;

•

Our operating capabilities enable us to increase the value of the assets within our businesses, and the cash flows they produce, through our operating expertise, development capabilities and effective financing. We believe this is one of our most important competitive advantages as an asset manager; and

•

Finally, as an investor and capital allocator with a value investing culture and expertise in recapitalizations and operational turnarounds, we strive to invest at attractive valuations, particularly in situations that create opportunities for superior valuation gains and cash flow returns.

BASIS OF PRESENTATION, KEY PERFORMANCE METRICS AND USE OF NON-IFRS MEASURES

This Report makes reference to Total Return, Funds From Operations (“funds from operations” or “FFO”), Net Tangible Asset Value and Intrinsic Value, all on a total and per share basis. Management uses these metrics as key measures to evaluate performance and to determine the net asset value of its businesses. These measures are not generally accepted measures under International Financial Reporting Standards (“IFRS”) and may differ from definitions used by other companies.

We do not utilize net income on its own as a key metric in assessing the performance of our business because, in our view, it does not provide a consistent or complete measure of the ongoing performance of the underlying operations. For example, net income includes fair value adjustments for our commercial office and retail properties, standing timber and financial assets, whereas fair value adjustments for our renewable power, and many assets within our infrastructure business, are included in Other Comprehensive Income. Nevertheless, we recognize that others may wish to utilize net income as a key measure and therefore provide a discussion of net income and a reconciliation to funds from operations in this section and elsewhere in our MD&A.

We provide additional information on how we determine Total Return, Funds From Operations, Net Tangible Asset Value and Intrinsic Value in the balance of this document. We provide reconciliations between Common Equity to Net Tangible Asset Value and to Intrinsic Value on page 25, as well as Total Return and Funds from Operations to Comprehensive Income on pages 34 to 35.

12 BROOKFIELD ASSET MANAGEMENT	PART 1 | OVERVIEW

Unless the context indicates otherwise, references in this Report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The information in the MD&A is presented on both a consolidated and deconsolidated basis and organized by operating platform. This is consistent with how we review performance internally and, in our view, represents the most straightforward approach. The U.S. dollar is our functional and reporting currency for purposes of preparing our consolidated financial statements, given that we conduct more of our operations in that currency than any other single currency. Accordingly, all figures are presented in U.S. dollars, unless otherwise noted.

Total Return

Total Return represents the amount by which we increase the intrinsic value of our common equity and is our most important performance metric. Our objective is to earn in excess of a 12% annualized total return on the intrinsic value of our common equity, when measured over the long term, which we define as a period of not less than five years. We believe that our businesses can achieve this rate of growth without taking on undue risk, and that compounding capital at this rate for a very long time, and protecting it against loss, will create tremendous wealth.

We define Total Return to include funds from operations plus the increase or decrease in the value of our assets over a period of time. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long-term returns.

Funds From Operations represent the cash flow generated on an ongoing “normal course” basis. This measure is often used to assess the value and performance of the mature assets within several of our larger asset classes, most notably our commercial office and retail operations and our renewable power and infrastructure businesses, which benefit from steady recurring cash flows. However, funds from operations is a less effective measure for assessing the performance of our businesses that are more opportunistic in nature, or our development activities and repositioning initiatives, due to the inherent volatility, or even absence, of operating cash flows. Furthermore, the majority of our capital is invested in assets that have been demonstrated to increase in value over time, due to the impact of the expected growth in the real return and contracted cash flows on their compounded value, and therefore the “current” FFO yield typically understates the long-term returns for many of our assets.

Accordingly, we believe that while FFO is a relevant metric, a complete assessment of our performance must include changes in the values of our capital, and not just the annual FFO. These valuation gains reflect our ability to invest and allocate capital wisely, take advantage of pricing anomalies and opportunities to acquire assets at less than their long-term values, and use our operating skills to enhance value for the long term.

Intrinsic Value

Our intrinsic value has two main components:

•

The net tangible asset value of our equity. This is based on the appraised value of our net tangible assets as reported in our audited financial statements, with adjustments to eliminate deferred income taxes and revalue the assets which are not otherwise carried at fair value in our financial statements. We refer to this as Net Tangible Asset Value and use this basis of presentation throughout the MD&A; and

•

The value of our asset management franchise. Asset management franchises are typically valued using multiples of fees or assets under management. We have provided an assessment of this value, based on our current capital under management, associated fees and potential growth. We refer to this as Asset Management Franchise Value.

OVERVIEW | PART 1	2011 ANNUAL REPORT 13

The total of these two components is what we refer to as our Intrinsic Value.

The foregoing does not include our overall business franchise, which to us represents our ability to maximize values based on our extensive operating platforms and global presence, our execution capabilities, and relationships which have been established over decades. This value has not been quantified and is not reflected in our calculation of Intrinsic Value but may be the most valuable part of our business.

We provide additional information on how we determine Total Return, Funds From Operations, Intrinsic Value and Net Tangible Asset Value in the balance of this document. We provide a reconciliation from Total Return and Funds from Operations to Consolidated Financial Statements on pages 34 and 35.

PERFORMANCE HIGHLIGHTS

We recorded strong financial and operational performance during 2011, and remain well positioned for future growth. We expect to increase the cash we generate and the value of our assets through both organic expansion and new initiatives, using our strong balance sheet and operational expertise. The following list summarizes our more important achievements during the year:

•	We generated Total Return for Brookfield shareholders of $3.3 billion (or $5.33 per share), representing a 14% return, compared to $2.1 billion or 10% in the prior year.

Improved performance and economic conditions in most of our operations contributed to this favourable result. Valuation gains contributed $2.4 billion compared to $ 1.0 billion in the prior year, while funds from operations were relatively unchanged at $1.0 billion.

•	Net income on a consolidated basis totalled $3.7 billion, of which $2.0 billion (or $2.89 per share) accrued to Brookfield shareholders and represented an important component of Total Return.

This result compares favourably to the $3.2 billion of consolidated net income recorded in 2010, of which $1.5 billion ($2.33 per fully diluted share) accrued to Brookfield shareholders. Comprehensive income, which includes valuation adjustments to our power generation and infrastructure assets in addition to net income, increased to $4.6 billion from $3.4 billion, of which $2.8 billion accrued to Brookfield shareholders (2010 – $1.2 billion).

•	Funds from operations totalled $2.4 billion on a consolidated basis, of which $1.1 billion ($1.51 per share) accrued to Brookfield shareholders.

We achieved improved results across our major business platforms. Investments in certain cyclical businesses that are tied to long-term growth remain below historic levels due to economic weakness, but are expected to outperform over the long term. Our strategy of building global operating units continues to generate strong risk-adjusted returns. Our commercial office business achieved record leasing volumes, our retail unit acquired in 2010 has successfully emerged from its restructuring, our hydro power unit now ranks among the world’s largest public renewable power companies and our infrastructure business is well positioned as a global leader, with a number of growth opportunities.

•	We continued to expand our asset management franchise with both listed and private entities.

We launched a listed global renewable power business that ranks as one of the world’s leading hydro power companies and are advancing capital campaigns for eight private funds with a goal of obtaining further third party commitments of approximately $5 billion.

•	We raised $27 billion of capital in 2011 through asset sales, equity issuance, fund formation and debt financings.

Low interest rates, receptive credit markets and strong investor interest in our income-generating, high quality assets continued to support our capital raising and refinancing initiatives. Our financing activities enhanced our liquidity, refinanced near-term maturities, lowered our cost of capital and extended terms, and funded new investment initiatives. Core liquidity was $3.9 billion at December 31, 2011.

14 BROOKFIELD ASSET MANAGEMENT	PART 1 | OVERVIEW

•	Our operating teams delivered strong organic growth that increased the value and cash flows of our assets.

We leased a record 11 million square feet of commercial office properties, with new rental rates that were on average 10% higher than expiring rents. We recycled capital in our property business by reinvesting $0.6 billion in the acquisition of six office buildings and additional interest in the U.S. Office Fund. We completed construction on four power facilities for close to $1 billion, adding 280 megawatts of power to a portfolio that now generates energy valued at approximately $1 billion annually.

Our Australian railway began a $600 million expansion that is expected to be completed by 2014, underpinned by take-or-pay contracts with major resource companies. Our Brazilian residential property businesses completed a record R$3.9 billion of launches and R$4.4 billion of contracted sales, reflecting demand for housing from an increasingly affluent population. Our U.S. retail business, focused on high quality destination shopping centres, is benefitting from continued sales growth and improving terms on leases, after spinning out a portfolio of 30 smaller, neighbourhood malls as a new listed entity, which we assisted in forming.

We expanded our real estate services and global relocation businesses through an acquisition that made both among the largest companies, respectively, in their sectors. Our private equity business has approximately $8 billion invested in promising opportunities, including investments in residential homebuilding, lumber and natural gas, all out of favour sectors which we think will each turn in the foreseeable future.

•	We are working on a number of attractive growth opportunities, including entry into new sectors and regions and the launch of new projects.

We acquired part of the toll road that circles Santiago, Chile, and made our first investment in our Colombia Fund by purchasing an electrical distribution network for $440 million. Australian regulators approved plans to double the size of our coal terminal, already among the largest in the world, and we are now doing a feasibility study on its expansion. We have begun construction on our Texas electricity transmission system, a $750 million project launched two years ago, and expect to complete the network in 2013.

We are moving forward with four new hydro and wind projects in North America and a number of renewable power developments in Brazil that are expected to add 195 megawatts of installed capacity to our operations and cost a total of $650 million. Commercial office development activities are focused on five projects in North America, Australia and the UK that comprise approximately nine million square feet, with a total value once constructed of approximately $7 billion. We launched three new international funds and platforms, two in India and one in Dubai with proven local partners.

•	We are executing our strategy of having flagship public entities in each of our major areas of operational expertise.

The successful launch of our listed global renewable energy partnership and solid performance from our public infrastructure business since it was created in 2008 show there is strong investor support for high quality public entities that deliver growth and attractive cash distributions. The next step in our plan would be the launch of a flagship public real estate partnership this year that would hold all our property assets, and rank among the largest and most diversified real estate businesses, with favourable access to capital. We would maintain a meaningful ownership interest in this entity, which would have a global growth strategy, a market capitalization of approximately $10 billion and a high dividend payout policy, and be listed on the New York and Toronto Stock Exchanges. This initiative should enhance our asset management franchise, and create value for both Brookfield and unitholders in the partnership.

•	We increased our dividend by 8%.

This increase reflects the resumption of our policy of increasing the distributions over time by an amount that corresponds to the growth in cash flow generated from the business, while ensuring we retain additional capital to reinvest in our business.

OVERVIEW | PART 1	2011 ANNUAL REPORT 15

PART 2 – FINANCIAL REVIEW

OPERATING RESULTS

The following table summarizes our annual operating performance and the components of total return:

Total Return

YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Asset Management		Renewable		Private		Total[3]	Total[3]
	Services[1]	Property[2]	Power	Infrastructure	Equity	Corporate	2011	2010
Total revenues	$3,333	$2,760	$1,140	$1,690	$6,770	$228	$15,921	$13,623

Funds from operations
Net operating income[4]	402	2,118	778	949	625	–	4,872	4,017
Investment and other income	–	76	–	16	58	126	276	441

	402	2,194	778	965	683	126	5,148	4,458
Interest expense	–	(1,014)	(394)	(340)	(237)	(345)	(2,330)	(1,810)
Operating costs	–	(82)	–	(49)	–	(350)	(481)	(417)
Current income taxes	–	(10)	(13)	(4)	(45)	(10)	(82)	(94)
Non-controlling interests	–	(530)	(158)	(378)	(137)	–	(1,203)	(1,031)

Total funds from operations	402	558	213	194	264	(579)	1,052	1,106
Valuation gains
Included in IFRS statements[5]
Fair value changes	–	3,010	1,719	665	(65)	(159)	5,170	1,020
Depreciation and amortization	(34)	(33)	(455)	(147)	(227)	(8)	(904)	(795)
Other items	–	(109)	–	–	(22)	(28)	(159)	(44)
Non-controlling interests	–	(923)	(423)	(247)	122	–	(1,471)	(773)
Not included in IFRS statements
Incremental values	100	(300)	(300)	125	75	(100)	(400)	1,200
Asset management franchise value	–	–	–	–	–	250	250	500
Other gains	–	(13)	(13)	–	(61)	–	(87)	(85)

Total valuation gains	66	1,632	528	396	(178)	(45)	2,399	1,023

Preferred share dividends	–	–	–	–	–	(106)	(106)	(75)

Total Return	$468	$2,190	$741	$590	$86	$(730)	$3,345	$2,054

– Per share							$5.33	$3.23

1.	Excludes net unrealized performance fees which are included in incremental values
2.	Disaggregation of property segment into office, retail and other is presented on page 42
3.	Reconciled to IFRS financial statements on page 34 and 35
4.	Includes funds from operations from equity accounted investments
5.	Includes items in consolidated statements of operations, comprehensive income and changes in equity

Funds from Operations and Realized Gains

The following table presents funds from operations, as well as the accumulated valuation gains realized during the year on major dispositions. Gains included in this metric are discussed further on page 20.

YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total		Net		Per Share
	2011	2010	2011	2010	2011	2010
Funds from operations (see table above)	$2,355	$2,196	$1,052	$1,106	$1.51	$1.76
Realized gains	318	424	159	357	0.25	0.61

Funds from operations and realized gains	$2,673	$2,620	$1,211	$1,463	$1.76	$2.37

16 BROOKFIELD ASSET MANAGEMENT	PART 2 | FINANCIAL REVIEW

Review of Total Return

The table below presents our total return on a segmented basis, which facilitates the following summarized review of our operating results:

	2011			2010
YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Funds from	Valuation	Total	Funds from	Valuation	Total
	Operations	Gains	Return	Operations	Gains	Return
Asset management services	$402	$66	$468	$348	$409	$757
Property	558	1,632	2,190	421	838	1,259
Renewable power	213	528	741	257	(964)	(707)
Infrastructure	194	396	590	130	152	282
Private equity	264	(178)	86	277	92	369
Investment and other income	126	(295)	(169)	311	(4)	307

	1,757	2,149	3,906	1,744	523	2,267
Interest and operating costs[1]	(705)	—	(705)	(638)	—	(638)

	1,052	2,149	3,201	1,106	523	1,629
Asset management franchise value	—	250	250	—	500	500
Preferred share dividends	(106)	—	(106)	(75)	—	(75)

	$946	$2,399	$3,345	$1,031	$1,023	$2,054

– Per share	$1.51	$3.82	$5.33	$1.76	$1.47	$3.23

1.	Not allocated to specific activities

We recognized a total return during the year of $3.3 billion compared to $2.1 billion in the prior year, reflecting annual total returns of 14% and 10%, respectively, on average intrinsic value during each year.

Funds from operations were $1.1 billion prior to preferred share dividends, representing a slight decrease from the prior year. Our operations performed well in almost all areas, although we did record a lower level of investment gains.

Valuation gains totalled $2.4 billion, a substantial increase over the $1.0 billion recorded in 2010. Improved business fundamentals, increases in contractual cash flows and lower discount rates gave rise to increased valuations, particularly in our property and power operations.

Asset Management Services: Our asset management and other services contributed a total return of $468 million compared to $757 million in 2010. The prior year included a higher level of valuation gains related to accumulated carried interests. Funds from operations increased by 16% to $402 million.

Asset management revenues totalled $252 million compared to $228 million in 2010. Base management fees increased by $23 million to $190 million, and are tracking at approximately $200 million on an annualized basis. The largest contributor to this growth was the expansion of our listed and unlisted infrastructure funds. Investment banking and transaction fees increased to $58 million from $36 million representing favourable outcomes and an increased number of mandates.

Accumulated performance returns and carried interests that have not been recorded in our financial statements increased by $119 million during the year. This increase is taken into account in the determination of the $66 million of valuation gains from these activities. The total amount of accumulated performance returns and carried interest to date now stands at $379 million, prior to associated accrued expenses of $51 million. During the year we recorded $4 million of performance income compared to $25 million in 2010.

We increased the valuation of our asset management franchise by $250 million, or 6%, to reflect the continued growth in our fee base, investment performance and progress in launching new funds.

Construction and property services provided a net contribution after direct expenses of $150 million, compared to $120 million, representing growth in both operations. The construction margin for the year was 9.3% compared to 9.0% in 2010. Our construction work in hand totals $5.4 billion of projected contracted revenues for projects to be completed over the next three years compared to $4.3 billion at the beginning of the year. We concluded an important acquisition just prior to year end to meaningfully expand our relocation and brokerage services operations.

FINANCIAL REVIEW | PART 2	2011 ANNUAL REPORT 17

Property: Our property segment includes our office and retail operations as well as our opportunistic investments, real estate finance and commercial property development activities, as set forth in the following table:

	2011			2010
YEARS ENDED DECEMBER 31 (MILLIONS)	Funds from	Valuation	Total	Funds from	Valuation	Total
	Operations	Gains	Return	Operations	Gains	Return

Office properties	$255	$818	$1,073	$311	$423	$734

Retail properties	239	816	1,055	(1)	461	460

Office development, opportunity, and finance	64	(2)	62	111	(46)	65

	$558	$1,632	$2,190	$421	$838	$1,259

Office Properties: Total return from our office property business was $1,073 million, which consists of $255 million in funds from operations and $818 million in valuation gains for the year. This compares to $734 million of total return in 2010, which consists of $311 million in funds from operations and $423 million in valuation gains for 2010.

The reduction in funds from operations reflects the reduced interest in our Australian operations following their merger into our 50% owned office property subsidiary, as well as lower occupancy levels in our U.S. operations throughout much of the year, consistent with our expectations. We made considerable progress towards increasing occupancy levels with a record year of leasing, signing approximately 11 million square feet of leases. These included 7.2 million square feet of leasing renewals and 3.8 million square feet of new leasing, which led to a reduction in our 2012-2016 lease rollover exposure by 550 basis points. The new lease rates were on average 10% higher than the expiring rents, increasing our in-place rents to $28.57 per square foot and setting the stage for future growth in funds from operations.

We finished the year with overall occupancy of 93.3% compared to 94.8% at the beginning of 2011 and our goal is to be 95% leased by the end of 2012. The in-year decrease was due in part to several large leases expiring at the beginning of the year, as well as our strategy of selling well leased stabilized properties at favourable prices and reinvesting the proceeds in underleased properties where we can add value through our operating capabilities to achieve better long-term returns.

The improved growth profile and lower discount rates resulted in increased property appraisals in all of our major regions. Our share of valuation gains totalled $818 million. This comes on top of $423 million of gains in 2010. We sold three core properties during 2011 and crystallized $159 million of valuation gains.

Retail Properties: Total return from retail properties was $1,055 million, including $239 million of funds from operations and $816 million of valuation gains. We completed the financial reorganization of General Growth Properties (or “GGP”) in late 2010 and began recording our proportionate share of their operating results at the beginning of 2011. Our share of GGP’s funds from operations based on their IFRS results was $213 million. Tenant sales at GGP were $505 per square foot on a trailing 12-month basis as of the end of 2011, representing a 7.9% increase over the 2010 result on a comparable basis, and we have experienced eight consecutive quarters of increased sales. Our overall mall portfolio was 94.6% leased, an increase of 110 basis points during the year, and initial rents on leases executed during 2011 averaged $65.67 per square foot, up 8.3% or $5.04 per square foot over the comparable expiring leases.

As this is our first full year of ownership we do not report comparable results for 2010; however, GGP’s core net operating income increased 2.4% year-over-year and 7.0% in the fourth quarter illustrating the positive momentum within the business. The improved operating results, high quality of the malls, and lower discount rates gave rise to valuation gains of $0.7 billion, of which approximately 50% was due to improved cash flows and 50% to lower discount rates.

Our retail operations in Brazil contributed $14 million to funds from operations, despite much of our sales growth being offset by increased interest and development costs. We completed the sale of three properties during the year and our share of valuation gains for the portfolio, including the dispositions, was $70 million.

Opportunistic, Finance and Development Activities: We recorded $64 million of funds from operations from these activities compared to $111 million in 2010, which included $58 million of disposition gains compared to $19 million in the current year.

18 BROOKFIELD ASSET MANAGEMENT	PART 2 | FINANCIAL REVIEW

We completed several acquisitions of property assets within our opportunity strategies through direct acquisitions as well as the purchase of distressed loan portfolios, which we believe will result in very attractive outcomes. Total investment was $2.7 billion on behalf of ourselves and our clients, and our share was $1.0 billion.

We are near completion of our 926,000 square foot City Square office project in Perth, and are pursuing major developments in New York City and London. In total, we are focused on five development projects totalling approximately nine million square feet that could add more than $7.2 billion in assets.

Renewable Power: Funds from operations totalled $213 million in the current year, and were 17% lower than the $257 million produced in 2010 due in large part to our reduced ownership level during the year. We sold a partial interest in our Canadian power fund and a development project in 2010, recognizing disposition gains of $291 million and generating cash proceeds of $341 million.

We recorded $528 million of valuation gains, which are due primarily to improvements in expected long-term prices. In the previous year, the positive impact of lower discount rates was more than offset by a reduction in expected future cash flows due to a decline in short-term electricity prices, particularly in the U.S. northeast, giving rise to an overall valuation loss of $1.0 billion.

Hydroelectric generation levels were 8% higher year-over-year, although still 4% below long-term averages. We estimate that FFO would have been approximately $25 million higher had we achieved long-term average wind and hydroelectric generation. Net operating income declined by 13% on a per megawatt basis relative to 2010 due to lower spot prices, an increase in the proportion of power generated in lower cost markets, offset in part by a 5% increase in the average Brazilian exchange rate during the year.

We ended 2011 with 83% of our expected generation for 2012 contracted at pre-determined prices, compared to 93% at the beginning of the year. We have elected to lock in less of our short-term power revenues with financial contracts as we believe we can benefit from higher electricity prices as markets improve. We have a number of attractive growth opportunities which we believe will lead to cash flow growth in 2012 and future years. These include five hydroelectric and wind facilities currently under development. We also have a further development pipeline of 2,000 megawatts of installed capacity and are also actively pursuing a number of small and large acquisition opportunities.

Infrastructure: We recorded total return of $590 million, compared to $282 million in 2010. Funds from operations increased by nearly 50% to $194 million in the current year as a result of our increased ownership in a number of our operations at the end of 2010 as well as strong operational growth within most of the business units.

The operational growth reflects the impact of capital expansion projects in our transmission, ports and rail operations as well as favourable regulatory rate reviews and contract extensions. Collectively, our share of the FFO from our transmission, transport and energy operations increased by $35 million. Higher volumes and pricing led to a $29 million increase in FFO from our timber operations, driven largely by strong demand from Asian markets.

A large contributor to the valuation gains of $396 million was the increase in value of our Western Australian rail operations resulting from the procurement of the necessary contracts and approvals to commence a $600 million expansion. We also benefitted from improved valuations of our timber operations and utility businesses.

We recently completed acquisitions of interests in a toll road in Santiago, Chile and an electrical distribution business in Colombia.

Private Equity: This segment includes our special situations, residential and agricultural development operations. Funds from operations for 2011 totalled $264 million compared to $277 million in 2010. The results reflect a similar level of disposition gains in each year, as well as improving operating results.

The profile of our residential development businesses was mixed, with Brazil experiencing very strong growth, our Canadian operations continuing to produce solid results, while our U.S. operations continued to face a slow market, but at least we believe we are now coming off the bottom. The overall contribution to funds from operations from these businesses totalled $78 million compared with $100 million in 2010.

FINANCIAL REVIEW | PART 2	2011 ANNUAL REPORT 19

Our Brazilian operations continue to perform very strongly, with an increase in contracted sales of 21% to R$4.4 billion; however, reported results do not reflect this as profits are not booked until projects are completed. We estimated that our share of the results would have been $60 million higher if reported on a percentage-of-completion basis consistent with U.S. GAAP and Brazilian industry standards. North American results declined due to a lower level of closings in the U.S. and some Canadian closings slipping into 2012. We closed 528 homes and 912 lots in North America during 2011, compared to 1,295 homes and 2,301 lots, respectively, during 2010.

Our backlog of undelivered homes in North America increased to 659 at year-end with a sales value of $264 million, compared to 377 homes with a value of $ 151 million at the same time last year which provides a better outlook for 2012.

Other Items: Investment and other income declined as the more steady contribution from dividends and interest was offset by approximately $62 million of market value adjustments on financial assets investments. We benefitted from $177 million of positive market value adjustments in 2010.

Unallocated interest expense increased to $345 million from $313 million in 2010, reflecting higher borrowing levels in respect of our larger asset base. The increase in operating costs from $304 million to $350 million reflects the continued expansion of our asset management operations, and a higher level of transaction costs arising from several major initiatives undertaken during the year.

Approximately 45% of our funds from operations is denominated in non-U.S. currencies. Average exchange rates were 6% higher over the course of 2011 compared to 2010, based on the currency profile of our operations, and this had an aggregate favourable impact of $27 million on our funds from operations relative to 2010 exchange rates.

Realized Gains: We separately report gains on the disposition of assets that we typically otherwise hold for extended periods of time. These gains represent the realization of valuation gains that have been recorded through net income or equity, but not previously included in funds from operations. As such, they represent a crystallization of the accrued gains and we feel it is helpful to include these as part of our overall funds from operations and realized gains measures, which is consistent with how we previously reported operating cash flow.

Funds from operations does include gains that occur as a normal part of our business such as gains within our private equity businesses and opportunistic property investments, as well as other non-core assets that we acquire and sell from time to time. We identify and discuss these items within the relevant operating segment reviews.

The following table shows the major disposition gains which occurred during the years ended December 31, 2011, and 2010, and which are not included in funds from operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	Operating Platform	Total		Net
		2011	2010	2011	2010

Core office property dispositions	Property	$318	$57	$159	$28

Brookfield Office Properties Canada equity sale	Property	—	76	—	38

Brookfield Renewable Power Fund equity sale	Power	—	212	—	212

Partial sale of wind energy project	Power	—	79	—	79

		$318	$424	$159	$357

20 BROOKFIELD ASSET MANAGEMENT	PART 2 | FINANCIAL REVIEW

FINANCIAL POSITION – 2011

The following table summarizes by principal operating segment the assets that we manage for ourselves and our clients along with the components of our invested capital:

	Managem	Managem	Managem	Managem	Managem	Managem	Managem
AS AT DECEMBER 31		Renewable		Private	Asset Management Services and	Total	Total
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Property	Power	Infrastructure	Equity	Corporate	2011	2010

Assets under management	$82,579	$17,758	$19,258	$25,343	$6,782	$151,720	$121,558

Operating assets	37,839	15,567	11,807	8,945	2,039	76,197	62,910

Accounts receivable and other	2,302	1,047	1,725	4,090	3,551	12,715	13,437

Consolidated assets[1]	40,141	16,614	13,532	13,035	5,590	88,912	76,347

Corporate borrowings	—	—	—	—	3,701	3,701	2,905

Property-specific borrowings	15,696	4,197	4,802	3,174	546	28,415	23,454

Subsidiary borrowings	743	1,323	114	1,273	988	4,441	4,007

Capital securities	994	—	—	—	656	1,650	1,707

Accounts payable and other	1,827	913	1,947	3,333	2,698	10,718	11,304

	20,881	10,181	6,669	5,255	(2,999)	39,987	32,970

Non-controlling interests	9,797	2,504	4,319	2,125	104	18,849	16,301

Preferred equity	—	—	—	—	2,140	2,140	1,658

	11,084	7,677	2,350	3,130	(5,243)	18,998	15,011

Incremental values	25	300	250	1,400	875	2,850	3,250

Net tangible asset value[1]	11,109	7,977	2,600	4,530	(4,368)	21,848	18,261

Asset management franchise value	—	—	—	—	4,250	4,250	4,000

Intrinsic value	$11,109	$7,977	$2,600	$4,530	$(118)	$26,098	$22,261

– Per share						$40.99	$37.45

1.	Excludes deferred income taxes

The following table summarizes change in the intrinsic value of our common equity during 2011:

YEAR ENDED DECEMBER 31		Renewable		Private	Asset Management Services and
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Property	Power	Infrastructure	Equity	Corporate	Total	Per Share

Total return	$2,190	$741	$590	$86	$(262)	$3,345	$5.33

Foreign currency revaluation	(137)	(224)	(37)	(52)	(52)	(502)	(0.86)

Class A shares issued, net of repurchases	—	—	—	—	1,313	1,313	(0.41)

Capital invested (returned)	1,504	(32)	142	(225)	(1,708)	(319)	(0.52)

Change in intrinsic value	3,557	485	695	(191)	(709)	3,837	3.54

Intrinsic value – beginning of year	7,552	7,492	1,905	4,721	591	22,261	37.45

Intrinsic value – end of year	$11,109	$7,977	$2,600	$4,530	$(118)	$26,098	$40.99

The largest contributor to equity growth in both 2011 and 2010 was our total return. We issued 45.1 million Class A Limited Voting Shares at an average price of $32.53 per share, or $1.5 billion in total, in connection with our acquisition of an additional stake in General Growth Properties. We repurchased 6.1 million Class A Limited Voting Shares at an average price of $30.27 per share, or $186 million in total, for net issuance of $1.3 billion. We also returned $319 million (2010 – $298 million) to shareholders in the form of dividends on our common equity.

The impact of lower exchange rates for the Australian, Brazilian and Canadian currencies against the U.S. dollar reduced net invested capital by $502 million during 2011, representing a 4% decrease in our natural (i.e., unhedged) foreign currency positions.

FINANCIAL REVIEW | PART 2	2011 ANNUAL REPORT 21

This retraces a $351 million increase in the prior year. We estimate that we have recovered all of this reduction at the date of this report as the exchange rates have strengthened since year end.

The following table reconciles common equity in our IFRS financial statements to net tangible asset value for the years ended December 31, 2011 and 2010:

YEAR ENDED DECEMBER 31 (MILLIONS)	Property	Renewable Power	Infrastructure	Private Equity	Asset Management and Corporate	Total 2011	Total 2010
Common equity per IFRS	$10,943	$5,109	$2,169	$2,954	$(4,424)	$16,751	$12,795
Add back: deferred income taxes	141	2,568	181	176	(819)	2,247	2,216
Incremental values	25	300	250	1,400	875	2,850	3,250
Net tangible asset value	$11,109	$7,977	$2,600	$4,530	$(4,368)	$21,848	$18,261

Assets and Invested Capital

Our capital continues to be invested primarily in (i) commercial office properties located predominantly in central business districts of major international centres, and well-located, high quality retail properties, (ii) renewable hydroelectric power plants in North America and Brazil; and (iii) a global portfolio of regulated or contracted infrastructure assets.

The following table presents Assets Under Management (“AUM”), Consolidated Assets and Invested Capital at the end of 2011 and 2010 for comparative purposes. Invested Capital represents the capital that we have invested in our various activities on a deconsolidated basis, consistent with the Deconsolidated Capitalization presented in the table on page 24.

AS AT DECEMBER 31 (MILLIONS)	Assets Under Management[1]		Consolidated Assets[2]		Invested Capital[3]
	2011	2010	2011	2010	2011	2010

Operating platforms

Property

Office	$32,848	$31,712	$26,478	$21,214	$5,493	$4,810

Retail	33,160	13,249	7,444	4,680	4,625	1,931

Opportunity, finance and development	16,571	12,301	6,219	5,324	991	786

	82,579	57,262	40,141	31,218	11,109	7,527

Renewable power	17,758	15,835	16,614	14,584	7,977	7,492

Infrastructure	19,258	16,634	13,532	13,264	2,600	1,905

Private equity	25,343	26,848	13,035	12,682	4,530	4,721

Services activities	3,326	1,930	2,946	1,930	2,274	1,800

Cash and financial assets	1,975	1,850	1,975	1,850	1,461	1,543

Other assets	1,481	1,199	669	819	669	919

Asset management franchise value	n/a	n/a	n/a	n/a	4,250	4,000

	$151,720	$121,558	$88,912	$76,347	$34,870	$29,907

1.	Excludes incremental values, asset management franchise value and deferred tax assets
2.	Excludes $2,118 million (2010 — $1,784 million) of deferred tax assets
3.	Includes incremental values not otherwise included in IFRS and asset management franchise value, and excludes deferred tax balances

Assets under management increased by $30 billion to $152 billion. AUM within our retail operations increased by $20 billion, representing our proportionate interest in the assets of General Growth Properties that are working for us and our clients. The increase in opportunity property AUM reflects the expansion of our multi-residential operations. Renewable power AUM increased by $1.9 billion due to acquisitions and developments and improved valuations.

Consolidated assets, excluding deferred taxes, increased by $12.6 billion to $88.9 billion at the end of 2011. Commercial office assets increased by $5.3 billion, which includes the impact of consolidating our U.S. Office Fund following ownership changes during the year. Retail assets increased by $2.8 billion which includes our follow-on investment of $1.8 billion in GGP and the $2.0 billion increase in renewable power assets reflects acquisitions and developments within these operations as noted above. All three of these asset groups also benefitted from improved valuations.

Invested capital increased by $5.0 billion or 17% during the year to $34.9 billion. Valuation gains were responsible for a large portion of the increase. In addition, net issuances of common and preferred equity was $1.3 billion and $0.5 billion, respectively, to fund additional investments. In particular, the amount of capital invested in our retail operations increased by $2.7 billion, including $1.9 billion of incremental cash invested into this area of our operations and $0.8 billion of valuation gains.

22 BROOKFIELD ASSET MANAGEMENT	PART 2 | FINANCIAL REVIEW

Asset Valuations

Asset valuations assume normal transaction circumstances and are discussed in more detail elsewhere in this report. Net tangible values are based for the most part on appraised values of our operating assets and to a lesser extent on observed values for financial assets. Appraisal values are impacted primarily by discount rates (and therefore the underlying risk free rate and applicable risk premium) and anticipated forward cash flows (such as net lease payments and power prices).

Our operating base consists largely of real return assets that are typically financed with non-recourse fixed rate debt. Accordingly the circumstances that give rise to changes in discount rates will typically be mitigated to varying degrees over the longer term through the impact of these same circumstances (i.e., inflation, economic growth) on our revenue streams and financings. This provides important stability and capital protection over the long term. These characteristics, however, are not always reflected in short-term valuations which provides meaningful opportunities to increase returns by reallocating capital when short-term values deviate from long-term values.

Capital Deployment

We invested $7.6 billion of capital during the year for ourselves and our clients through acquisitions and development. The major items are highlighted in the following table together with our proportionate share of the invested capital:

YEAR ENDED DECEMBER 31, 2011		Brookfield’s
(MILLIONS)	Total	Share

Property	$3,515	$3,110

Renewable power	875	715

Infrastructure	1,305	795

Private equity	1,700	1,380

Other	250	250

	$7,645	$6,250

Capitalization

We finance our operations on an investment-grade basis. The high quality and stable profile of our asset base and the strength of our financial relationships has enabled us to continuously refinance maturities in the normal course.

Core liquidity, which represents cash and financial assets and undrawn credit facilities at the Corporation and our principal operating subsidiaries, was approximately $3.9 billion at December 31, 2011. This includes $2.4 billion at the corporate level and $1.5 billion at our principal operating units. We continue to maintain an elevated level of liquidity as we see a substantial number of highly promising investment opportunities. We also have undrawn allocations of capital from clients totalling $5.4 billion to finance qualifying acquisitions.

FINANCIAL REVIEW | PART 2	2011 ANNUAL REPORT 23

The following table presents our capitalization on three bases of presentation: corporate (i.e., deconsolidated), proportionally consolidated and on a consolidated basis using the same methodology as our IFRS financial statements:

AS AT DECEMBER 31	Corporate		Proportionate		Consolidated
(MILLIONS)	2011	2010	2011	2010	2011	2010

Corporate borrowings	$3,701	$2,905	$3,701	$2,905	$3,701	$2,905

Non-recourse borrowings

Property-specific mortgages	—	—	19,083	15,956	28,415	23,454

Subsidiary borrowings[1]	988	858	3,679	3,610	4,441	4,007

	4,689	3,763	26,463	22,471	36,557	30,366

Accounts payable and other[2]	1,287	1,556	8,615	7,577	12,836	13,088

Capital securities	656	669	1,153	1,188	1,650	1,707

Equity

Non-controlling interests	—	—	—	—	18,849	16,301

Preferred equity	2,140	1,658	2,140	1,658	2,140	1,658

Shareholders’ equity[3]	26,098	22,261	26,098	22,261	26,098	22,261

Total equity	28,238	23,919	28,238	23,919	47,087	40,220

Total capitalization	$34,870	$29,907	$64,469	$55,155	$98,130	$85,381

Debt to capitalization[4]	15%	15%	44%	44%	39%	37%

1.	Includes $988 million (December 31, 2010—$858 million) of contingent swap accruals which are guaranteed by the Corporation and are accordingly included in Corporate Capitalization
2.	Excludes deferred income taxes
3.	Pre-tax basis and includes incremental values and asset management franchise value
4.	Excludes asset management franchise value of $4.25 billion in 2011 and $4.0 billion in 2010

Corporate Capitalization

Our corporate (deconsolidated) capitalization shows the amount of debt that is recourse to the Corporation, and the extent to which it is supported by our invested capital and remitted cash flows. Corporate borrowings increased by $800 million to fund business development; however, we also raised additional equity of $1.8 billion which, together with total return, kept our deconsolidated debt-to-capitalization ratio at 15%. Our strategy is to maintain a relatively low level of debt at the parent company level and finance our operations primarily at the asset or operating unit level with no recourse to the Corporation. Subsidiary borrowings included in our corporate capitalization are contingent swap accruals, issued by a subsidiary, that are guaranteed by the Corporation.

Equity capital totals $28.2 billion and represents 80% of our corporate capitalization. The average term to maturity of our corporate debt is seven years.

Proportionate Capitalization

Proportionate consolidation, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which is an important component of enhancing shareholder returns. We believe the 44% debt-to-capitalization ratio at December 31, 2011 (December 31, 2010 – 44%) is appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile. Property-specific borrowings on this basis increased by $3.1 billion which is principally due to our increased ownership of General Growth Properties.

Consolidated Capitalization

Consolidated capitalization reflects the full consolidation of partially-owned entities, notwithstanding that our capital exposure to these entities is limited. The debt-to-capitalization ratio on this basis is 39% (December 31, 2010 – 37%).

We note, however, that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower.

24 BROOKFIELD ASSET MANAGEMENT	PART 2 | FINANCIAL REVIEW

For example, we have access to the capital of our clients and co-investors through public market issuance and, in some cases, contractual obligations to contribute additional equity. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted or proportionately consolidated, such as our investment in General Growth Properties and several of our infrastructure businesses.

The increase in borrowings on this basis reflects the consolidation of our U.S. Office Fund and several other assets and businesses since the beginning of 2011. These changes had little impact on our proportionate consolidation as the borrowings were already reflected in that basis of presentation.

Shareholders’ Equity

We added $4.3 billion to equity during the year, representing the accumulation of cash flows generated, increases in the value of our invested capital and $1.8 billion in common and preferred equity issuances.

– Preferred Equity

We issued C$235 million and C$250 million of perpetual rate-reset preferred shares with initial coupons of 4.6% and 4.8% respectively, during February and October 2011, with the proceeds used to reduce bank and commercial paper borrowings.

– Common Equity

The following table reconciles common equity per our IFRS financial statements to Net Tangible Asset Value and Intrinsic Value:

AS AT DECEMBER 31	2011		2010
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per Share	Total	Per Share

Common equity per IFRS financial statements	$16,751	$26.77	$12,795	$22.09

Add back deferred income taxes[1]	2,247	3.42	2,216	3.60

Incremental values	2,850	4.33	3,250	5.27

Net tangible asset value	21,848	34.52	18,261	30.96

Asset management franchise value	4,250	6.47	4,000	6.49

Total intrinsic value	$26,098	$40.99	$22,261	$37.45

1. Net of non-controlling interests

Values not Recognized Under IFRS

Values not recognized under IFRS relate to certain assets that are not reflected at fair value under IFRS. As a result, we have provided an estimate of the incremental value of these items over their carried values to arrive at a more complete and consistent determination of net tangible asset value. These include items carried at historical book values, such as the values for our property services and construction businesses, certain of our renewable power and infrastructure assets, assets acquired at distressed values that are not otherwise revalued and development land carried at the lower of cost or market.

The incremental values in the following table are reviewed in each of the relevant operating segments:

AS AT DECEMBER 31 (MILLIONS)	2011	2010
Asset management and other services	$875	$775
Operating platforms
Property	25	325
Renewable power	300	600
Infrastructure	250	125
Private equity	1,400	1,325
Other assets	—	100

	$2,850	$3,250

FINANCIAL REVIEW | PART 2	2011 ANNUAL REPORT 25

The largest amounts relate to:

•

our asset management and service businesses, which include approximately $330 million in respect of net carried interests payable to us based on current values, as well as incremental values of approximately $545 million attributable to our construction and property services;

•

$875 million of incremental value in our residential development business, included in our private equity segment, that relates to the value of development lands that are carried at historical cost in our IFRS statements; and

•

$525 million in respect of private equity investments, the assets of which we typically acquire at a discount to long-term value and which are, for the most part, carried at depreciated historical book values.

The overall decline of $400 million is due primarily to the elimination of incremental values recorded at the end of 2010 that were recorded in our IFRS statements during 2011. These included $325 million in respect of valuation increases within General Growth Properties and $350 million in respect of renewable power development projects. These decreases were partially offset by increases in other incremental values, such as deferred performance income.

Asset Management Franchise Value

Over the past 10 years we have increased the scale of our asset management operations to the point where we have substantial capital for investment from clients. The value of this franchise is derived from both the cash flows it generates, and the capital it allows us to operate with. This size enables us to compete where few others can, and therefore offers us a competitive advantage in generating greater returns for our clients. Global asset management franchises are generally valued at very high multiples of income, in particular those in areas where substantial growth in assets under management is expected to be achieved and where margins are high.

As we provide valuations of our tangible assets through our financial statements, and given the growing value of this “intangible” business, we felt that we should also attempt to produce an estimate of the current value of our operation based on the existing capital under management and the franchise we have. Our estimate is approximately $4.3 billion, or $6.47 per share, and we have included this value in our estimate of the intrinsic value of our common equity.

While we have specific assumptions and plans on how we derive this value in each of our operations, in general, we assume capital under management in our unlisted funds and managed listed issuers growing at a rate of 10% over the next 10 years and our annualized gross margin migrates to 150 basis points, as we can add meaningfully to managed capital without a commensurate increase in expenses. We then capitalize the resultant annualized return at a 15 times multiple, and discount the cash flows and terminal value at 15%. We will continue to provide information to enable readers to assess our progress and consider these values and assumptions.

Financing Activities and Liquidity

We issued or raised $26.6 billion of capital during 2011 to finance growth activities, extend our maturity profile and supplement our liquidity as shown in the following table:

(MILLIONS)	Proceeds	Rate	Term

Borrowings

Unsecured	$5,950	3.32%	4 years

Asset specific	13,755	5.22%	6 years

Equity/asset sales	2,945	n/a	Perpetual

Common share issuance	1,460	–	Perpetual

Preferred share issuance	740	4.84%	Perpetual

Private funds	1,750	n/a	9 years

	$26,600

26 BROOKFIELD ASSET MANAGEMENT	PART 2 | FINANCIAL REVIEW

The refinancing activities have enabled us to extend or maintain our average maturity term at favourable rates. Approximately $7.3 billion of the asset specific financings and the $740 million of preferred shares issued have fixed rate coupons. The continued steepness in the yield curve and prepayment terms on existing debt continues to reduce the attractiveness of pre-financing a number of our future maturities; however, we are actively refinancing short-dated maturities and longer-dated maturities when the opportunities present themselves.

We have also locked in the reference rates for approximately $2.8 billion of anticipated future financings in the United States and Canada over the next four years.

Core liquidity, which represents cash and financial assets and undrawn credit facilities at the Corporation and our principal operating subsidiaries, was approximately $3.9 billion at December 31, 2011. This includes $2.4 billion at the corporate level and $1.5 billion at our principal operating units. We continue to maintain an elevated level of liquidity as we see a substantial number of highly promising investment opportunities. We also have undrawn allocations of capital from clients totalling $5.4 billion to finance qualifying acquisitions.

Capital Under Management

The following table summarizes total assets under management and the capital managed for clients and co-investors:

	Total Assets Under		Client Capital
	Management		2011					2010
			Fee Bearing			Other
AS AT DECEMBER 31 (MILLIONS)	2011	2010	Private Funds	Listed Issuers	Public Securities	Listed Entities	Total	Total

Property	$82,579	$57,262	$7,014	$1,851	$6,266	$4,552	$19,683	$21,596

Renewable power	17,758	15,835	587	1,869	_	–	2,456	2,015

Infrastructure	19,258	16,634	5,422	3,665	1,474	_	10,561	7,937

Private equity	25,343	26,848	2,666	–	12,093	2,934	17,693	18,385

Corporate and other	6,782	4,979	–	–	–	–	–	–

December 31, 2011	$151,720	n/a	$15,689	$7,385	$19,833	$7,486	$50,393	n/a

December 31, 2010	n/a	$121,558	$16,859	$5,425	$21,069	$6,580	n/a	$49,933

Private Funds

Third-party capital commitments to private funds decreased by $1.2 billion during the year to $15.7 billion. The decrease reflects distributions of capital and expiry of uninvested commitments offset by $1.5 billion of new commitments. Our approach to value investing means that we will on occasion let investment periods lapse without fully investing available capital if we are not satisfied with potential returns, although our objective is to fully invest the capital entrusted to us by our clients. The invested capital within our private funds of $10.3 billion has an average term of nine years. Private fund capital includes $5.4 billion that has not been invested to date but which is available to pursue acquisitions within each fund’s specific mandate. Of the total uninvested capital, $1.1 billion relates to property funds and $2.4 billion relates to infrastructure funds. This uncalled capital has an average term, during which it can be called, of approximately two years.

Listed Issuers

The increase in Listed Issuer capital of $2.0 billion includes the issuance of $0.5 billion of new capital from our Infrastructure entity and a $1.5 billion increase in the market value of our three principal listed issuers. All three entities recorded favourable performance and increased distributions during the year.

FINANCIAL REVIEW | PART 2	2011 ANNUAL REPORT 27

Public Securities

In our public securities operations, we manage fixed income and equity securities with a particular focus on real estate and infrastructure, including high yield and distress securities. Capital under management in this business line decreased by $1.2 billion during the year, of which $0.8 billion represents net outflows and approximately $0.4 billion represents a valuation decrease. We have continued to refocus the business on higher margin products and have eliminated several lower margin offerings.

The following table summarizes client capital under management within these operations. We typically do not invest our own capital in these strategies as the assets under management tend to be securities rather than physical assets.

AS AT DECEMBER 31 (MILLIONS)	2011	2010

Public securities

Fixed income	$12,093	$13,862
Equity	7,740	7,207

	$19,833	$21,069

Other Listed Entities

We have established a number of our business units as listed public companies to allow other investors to participate and provide us with additional capital to expand these operations. This includes common equity issued to others by Brookfield Office Properties, Brookfield Residential and Brookfield Incorporações. In addition, certain of our portfolio investments are also listed public companies. We do not earn fees from this capital but it forms an important component of our overall capitalization and enables us to conduct our business at a greater scale than would otherwise be possible.

28 BROOKFIELD ASSET MANAGEMENT	PART 2 | FINANCIAL REVIEW

STATEMENTS OF NET INCOME AND COMPREHENSIVE INCOME

Comprehensive income consists of two components: Net Income and Other Comprehensive Income. Together, these two components constitute most of the elements that comprise our Total Return as illustrated in the table below, which also serves as a reconciliation between Funds from Operations and Net Income, and between Comprehensive Income and Total Return and to facilitate a discussion of major components of Comprehensive Income that are not covered elsewhere in this report.

	Comprehensive Income				Total Return
	Total		Net[1]		Net[1]
AS AT DECEMBER 31 (MILLIONS)	2011	2010	2011	2010	2011	2010

Funds from operations	$2,355	$2,196	$1,052	$1,106	$1,052	$1,106

Less: disposition gains not included in IFRS	(181)	(85)	(87)	(85)	(87)	(85)

Add: fair value changes included in equity accounted income	1,529	271	1,268	167	1,268	167

Net income prior to the following items	3,703	2,382	2,233	1,188

Fair value changes	1,286	1,651	479	990	479	990

Depreciation and amortization	(904)	(795)	(659)	(693)	(659)	(693)

Deferred income taxes	(411)	(43)	(96)	(31)	n/a	n/a

Net income	3,674	3,195	1,957	1,454

Other comprehensive income

Fair value changes	1,920	(906)	1,244	(955)	1,244	(955)

Foreign currency translation	(837)	653	(443)	276	n/a	n/a

Deferred income taxes	(147)	448	(6)	453	n/a	n/a

Other comprehensive income	936	195	795	(226)

Comprehensive income	$4,610	$3,390	$2,752	$1,228

Items recorded directly in IFRS equity					304	(101)

Items not included in IFRS statements

Changes in incremental values					(400)	1,200

Asset management franchise value					250	500

Total valuation gains					2,399	1,023

Preferred share dividends					(106)	(75)

Total return					$3,345	$2,054

1.	Net of non-controlling interests

Our definition of total return includes funds from operations together with valuation gains. The valuation gains include fair value changes and other gains recorded in our IFRS financial statements as well as depreciation and amortization. As discussed elsewhere, we include incremental values for items that are not fair valued in IFRS.

Fair Value Changes

Fair value changes are recorded primarily in four areas of our financial statements:

•

Fair value changes related to our commercial office and retail properties, standing timber and agricultural assets are recorded in net income, as are changes in the values of financial contracts and instruments and power sales agreements that do not qualify for hedge accounting treatment.

•	We include our proportionate share of fair value changes recorded by equity accounting investees as a component of equity accounted income.

•

Fair value changes relating to property, plant and equipment employed within our renewable power generating business and many of our infrastructure businesses are recorded in other comprehensive income, along with changes in the values of financial contracts and power sales agreements that do not qualify for hedge accounting treatment.

FINANCIAL REVIEW | PART 2	2011 ANNUAL REPORT 29

•

Fair value changes recorded directly in equity typically relate to changes in ownership because IFRS requires that any gains arising from the partial sale of consolidated operations be recorded in equity if the operations are still consolidated following the sale.

Fair value changes totalled $5.2 billion in 2011, prior to $131 million of disposition gains which were recognized in funds from operations. After considering the amounts attributable to non-controlling interests, fair value changes totalled $3.3 billion. The following table allocates the fair value changes to the relevant operating segments in which they are recorded, according to the various line items within our financial statements.

	2011

YEAR ENDED DECEMBER 31, 2011 (MILLIONS)	Property	Renewable Power	Infrastructure	Private Equity	Corporate	Total	Total 2010

Included in Net Income

Equity accounted	$1,620	$(13)	$(78)	$–	$–	$1,529	$271

Fair value changes
Operating assets	1,556	71	305	48	–	1,980	1,729

Less: Disposition gains	(109)	–	–	(22)	–	(131)	(105)

Other items	–	(376)	(19)	(110)	(58)	(563)	27

	1,447	(305)	286	(84)	(58)	1,286	1,651

Included in OCI
Revaluation of PP&E	–	2,293	328	29	–	2,650	(948)

Other items	(238)	(465)	129	(55)	(101)	(730)	42

	(238)	1,828	457	(26)	(101)	1,920	(906)

Recorded directly in equity	72	209	–	23	–	304	(101)

	$2,901	$1,719	$665	$(87)	$(159)	$5,039	$915

– Included in Net Income

Fair value changes within equity accounted investments totalled $1.5 billion and represent our share of increases in property valuations within General Growth Properties ($1.1 billion) and our U.S. Office Fund ($0.4 billion) prior to its consolidation during 2011. In 2010, equity accounted fair value changes relate almost entirely to the U.S. Office Fund.

Fair value changes recorded as a specific line item in Net Income are segregated between operating assets and other items. Operating asset gains include $1.1 billion of increases in our office properties, of which our U.S. office properties totalled $0.7 billion. The remaining $0.4 billion of increases in our property operations were primarily from our retail malls in Brazil. We also recorded changes in the fair values of our standing timber which totalled $292 million. Fair value changes in the prior year related primarily to increases in the value of U.S. office properties reflecting improved leasing and lower discount rates.

Other fair value items include a $376 million downwarded revaluation in our renewable power operations, reflecting the increase in the liability representing the units held by other investors in our Canadian renewable power fund. Prior to the reorganization of the fund in late 2011, the carrying value of these interests was based on market prices and recorded as a liability. Other items in 2010 reflect an increase in the value of power sales agreements.

Revaluation gains included in other comprehensive income include an increase of $2.3 billion in the carrying value of our renewable power assets, reflecting increases in the property, plant and equipment while “other items” include an offsetting reduction in the carrying values associated power sales agreements. Revaluation gains also include $300 million in respect of renewable power development projects that was not previously included in IFRS fair values.

30 BROOKFIELD ASSET MANAGEMENT	PART 2 | FINANCIAL REVIEW

Fair value gains within infrastructure totalled $457 million and related primarily to our rail and transmission operations.

Other items in Other Comprehensive Income include changes in the fair values of contracts pursuant to which we manage interest rate and currency risks, which occurred primarily in our property and corporate segments.

Revaluation charges within other comprehensive income during 2010 related to our power generating operations in North America as the impact of lower discount rates was more than offset by lower expected prices.

– Items Recorded Directly in Equity

In 2011, we recorded a gain of $304 million directly in equity. This includes a $209 million gain that occurred upon the reorganization and expansion of our renewable power fund in November 2011 to include our entire global portfolio of renewable power facilities. One consequence of the reorganization was that the units became equity interests for IFRS purposes, with their carrying value based on the carrying value of the net assets of the fund, whereas prior to that time they were recorded as liabilities and the carrying value based on stock market prices. As noted above, increases in the quoted market price of the units gave rise to a $376 million increase in the associated liability, recorded as a charge in net income. The gain represents the partial reversal of this charge upon the realignment of the carrying value of the units with their proportionate share of the net assets of the fund.

Depreciation and Amortization

Depreciation and amortization for each principal operating segment is summarized in the following table:

	Total		Net[1]
YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2011	2010	Variance

Property	$33	$12	$28	$11	$17

Renewable power	455	488	445	488	(43)

Infrastructure	147	33	46	12	34

Private equity	227	197	98	128	(30)

Asset management and corporate	42	65	42	54	(12)

	$904	$795	$659	$693	$(34)

1.	Net of non-controlling interests

Depreciation relates mostly to our renewable power generating operations, with smaller amounts arising from infrastructure operations and industrial businesses held within our private equity operations. We do not recognize depreciation or depletion on our commercial office and retail properties, standing timber, and agricultural assets, respectively, as each of these asset classes are revalued on a quarterly basis in net income as part of “fair value changes.” Depreciation within our infrastructure operations increased due to the consolidation of operating units following the Prime merger, and decreased within our renewable power operations due to lower carrying values at the beginning of 2011 compared to 2010.

The depreciation relating to our renewable power facilities and infrastructure operations is recorded in net income on a quarterly basis during the year and then the assets are revalued at the end of the year through other comprehensive income, resulting in a mismatch until the two results are both reflected in our statement of comprehensive income at year end. This is why we consider these items together in determining total return and discussing our results. In 2011, the fair value adjustments relating to these assets totalled $2.7 billion, more than offsetting the depreciation recorded during the year.

FINANCIAL REVIEW | PART 2	2011 ANNUAL REPORT 31

Foreign Currency Translation

We record the impact of changes in foreign currencies on the carrying value of our net investment in non-U.S. operations in other comprehensive income. During 2011, the value of our principal non-U.S. currencies (Australia, Brazil and Canada) all declined against the U.S. dollar, giving rise to a total decrease of $837 million after the mitigating impact of hedges, or $443 million after non-controlling interests.

This differs from the decrease of $ 502 million included in our continuity of intrinsic common equity value because we calculate total return on a pre-tax basis.

Deferred Income Taxes

The provision for deferred income taxes in net income increased to $411 million from $43 million in 2010. Our net share, after deducting amounts attributable to non-controlling interests, was $96 million in 2011 and $31 million in 2010. The total amount includes the impact of increase in the fair value of assets relative to their tax basis. Our effective tax rate of 13% differs from the average statutory rate of 28%. We provide additional information on our tax profile and a reconciliation to our statutory rate in Note 13 to our consolidated financial statements.

Items not Included in IFRS Statements

The $150 million reduction in fair values of non-IFRS balances includes:

•	the elimination of $325 million relating to the fair value of our investment in GGP that is now included in our IFRS statements;

•

the elimination of a $300 million amount that was previously recorded in respect of renewable power developments. Following the formation of our global power fund, we now carry projects such as these at fair value within our financial statements;

•	a $125 million increase in the fair value of infrastructure operations that is not otherwise reflected in IFRS;

•	a $100 million increase in net carried interests payable to us; and

•	a $250 million increase in the franchise value of our asset management activities to reflect continued growth in base fees and fund formation.

Revenues

YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010

Asset management and other services	$3,333	$2,521

Property	2,760	2,589

Renewable power	1,140	1,161

Infrastructure	1,690	867

Private equity and development	6,770	6,011

Cash, financial assets and other	228	474

Total consolidated revenues	$15,921	$13,623

Revenues increased in all segments as a result of the strengthening of non-U.S. currencies relative to the U.S. dollar. Asset management and other services reflect higher activity levels in our construction business. Commercial properties and infrastructure revenues include the consolidation of the U.S. Office Fund and the consolidation of several business units following the Prime merger in November 2010, respectively. Development revenues increased due to a higher amount of projects completed in our Brazilian operations.

32 BROOKFIELD ASSET MANAGEMENT	PART 2 | FINANCIAL REVIEW

OUTLOOK

A large portion of our funds from operations is generated by our office, retail, renewable power and infrastructure businesses which we manage for ourselves and our clients. The revenues in all of these businesses are largely contracted through leases, power sales agreements and regulated rate base or operating agreements. This provides stability to the cash flows. In addition, these businesses are also financed largely with long-term asset specific borrowings which provides for additional stability. Our asset management contracts provide for base management fees earned on capital committed to our funds, many of which have initial terms of 10 years or more.

Property: We continue to have significant momentum in our leasing activities, coming off a record year in which we leased approximately 11 million square feet. The resulting increase in in-place rents and the reduction in lease roll-over during the next five years provide further stability to our cash flows while, at the same time, we have the ability to increase occupancy further at higher net rents, particularly in the U.S.

Our properties are primarily high quality urban assets in the most dynamic markets in the U.S., Canada, Australia and UK, and in all of these markets we continue to see strong demand from tenants for space in our properties. We also have an attractive pipeline of development projects and continue to see a high volume of transaction activity that will enable us to monetize existing assets and redeploy capital into high quality properties that provide the opportunity to achieve greater returns over the long term.

Renewable Power: Water inflows and generation during the beginning of 2012 have been consistent overall with long-term average and reservoir levels are slightly above average. Accordingly, we are in a position to achieve long-term generation targets for 2012, should normal water conditions prevail. We also expect to benefit in future years from the contribution from the development and acquisition of additional hydroelectric and wind facilities. We have 83% of our expected generation under contract for 2012, and 70% under long-term contracts with an average term of 14.5 years. This significantly reduces our exposure to short-term or spot pricing, which continues to be at low levels. Over the longer term, we expect that renewable energy, such as the hydroelectric and wind power we produce, will continue to command a premium in the market and lead to extended increases in realized prices and funds from operations.

Infrastructure: Our focus remains on investing in expansion opportunities within our Infrastructure businesses, as well as pursuing the demonstrable increase in transaction activity. Cash flows from our Utilities, Transport and Energy businesses are resilient and are expected to remain stable in the foreseeable future. We have a number of expansion projects underway that we expect will contribute meaningful to growth in funds from operations through 2012 and 2013, in particular, our rail expansion in Western Australia. We expect our timber operations to be positively impacted in the mid-to-long term due to supply constraints and ongoing demand from Asian markets.

Private Equity Activities: The cash flows from operations are supplemented by earnings from businesses that are more closely correlated with the U.S. economic cycle. Some of these are producing results that are significantly below normalized levels as a result of the recent recession and ongoing low growth in areas, such as U.S. homebuilding, although others are experiencing improving results due to operational restructuring and improving fundamentals. We are encouraged by a number of positive signals of recovery and expect to benefit from growth in these businesses both in terms of operating cash flow and monetization proceeds.

We record gains from time to time on the monetization of investments. These are, by their nature, difficult to predict with certainty but the breadth of our operations and active management of our assets have resulted in a meaningful amount of gains being realized in most periods.

Our businesses are located in a number of regions, including a substantial presence in the United States, Australia, Brazil and Canada. Accordingly, cash flows and net asset values will vary with changes in the applicable foreign exchange rates. Other factors that could impact our performance in 2012, both positively and negatively, are reviewed in Part 4 of this Report.

We believe Brookfield is well positioned for continued growth through 2012 and beyond. This is based on the stability and growth potential of our operating businesses, the strength of our capitalization and liquidity, our execution capabilities and our expanded relationships, as discussed elsewhere in this MD&A.

FINANCIAL REVIEW | PART 2	2011 ANNUAL REPORT 33

SUPPLEMENTAL INFORMATION

Reconciliation of Total Return and Funds from Operations to Comprehensive Income – 2011

YEAR ENDED DECEMBER 31, 2011 (MILLIONS)	Consolidated Financial Statements	Non-controlling Interests[1]	Equity Accounted Income[2]	Fair Value Changes[3]	Other Items[4]	Management Discussion & Analysis

Asset management and services	$388	$–	$14	$–	$–	$402

Revenues less direct operating costs

Property	1,678	–	430	–	13	2,121

Renewable power	740	–	25	–	13	778

Infrastructure	756	–	193	–	–	949

Private equity	538	–	23	–	61	622
Equity accounted income	2,205	–	(2,205)	–	–	–

	6,305		(1,520)	–	87	4,872

Investment and other income	328	–	(9)	–	(43)	276

	6,633	–	(1,529)	–	44	5,148

Expenses

Interest	2,352	–	–	–	(22)	2,330

Operating costs	481	–	–	–	–	481

Current income taxes	97	–	–	–	(15)	82

Non-controlling interests	–	1,209	–	–	(6)	1,203

Net income prior to other items/FFO	3,703	(1,209)	(1,529)	–	87	1,052

Other Items/Valuation gains

Fair value changes	1,286	–	1,529	1,920	435	5,170

Depreciation and amortization	(904)	–	–	–	–	(904)

Deferred income tax	(411)	–	–	–	411	–

Other items	–	–	–	–	(159)	(159)

Non-controlling interests	–	(508)	–	(676)	(287)	(1,471)

Net income	3,674

Other comprehensive income

Fair value changes	1,920	–	–	(1,920)	–	–

Foreign currency	(837)	–	–	–	837	–

Deferred taxes	(147)	–	–	–	147	–

Non-controlling interests	–	(141)	–	676	(535)	–

Other comprehensive income	936

Comprehensive income	4,610

Items not included in IFRS

Incremental values	n/a	–	–	–	(400)	(400)

Assets management franchise value	n/a	–	–	–	250	250

Less: amounts recorded in FFO	n/a	–	–	–	(87)	(87)

Total valuation gains	n/a	(649)	1,529	–	612	2,399

Preferred share dividends	–	–	–	–	(106)	(106)

Comprehensive income/Total return	$4,610	$(1,858)	$–	$–	$593	$3,345

1.	Allocates non-controlling interests between funds from operations and valuation gains
2.	Allocated equity-accounted income to operating segments and between funds from operations and valuation gains
3.	Aggregates fair value changes and associated non-controlling interest in net income and other comprehensive income
4.	Includes amounts recorded directly in equity under IFRS and excludes impact foreign currency revaluation and deferred taxes from calculation of total return

34 BROOKFIELD ASSET MANAGEMENT	PART 2 | FINANCIAL REVIEW

SUPPLEMENTAL INFORMATION

Reconciliation of Total Return and Funds from Operations to Comprehensive Income – 2010

	00000000	00000000	00000000	00000000	00000000	00000000
	Consolidated		Equity			Management
YEAR ENDED DECEMBER 31, 2010	Financial	Non-controlling	Accounted	Fair Value	Other	Discussion
(MILLIONS)	Statements	Interests[1]	Income[2]	Changes[3]	Items[4]	& Analysis

Asset management and services	$365	$(17)	$–	$–	$–	$348

Revenues less direct operating costs

Property	1,495	–	256	–	–	1,751

Renewable power	748	–	23	–	–	771

Infrastructure	221	–	204	–	–	425

Private equity	628	–	9	–	85	722

Equity accounted income	765	–	(765)	–	–	–

	4,222	(17)	(273)	–	85	4,017

Investment and other income	503	–	2	–	(64)	441

	4,725	(17)	(271)	–	21	4,458

Expenses

Interest	1,829	–	–	–	(19)	1,810

Operating costs	417	–	–	–	–	417

Current income taxes	97	–	–	–	(3)	94

Non-controlling interests	–	1,073	–	–	(42)	1,031

Net income prior to other items/FFO	2,382	(1,090)	(271)	–	85	1,106

Other Items/Valuation gains

Fair value changes	1,651	–	271	(906)	4	1,020

Depreciation and amortization	(795)	–	–	–	–	(795)

Deferred income tax	(43)	–	–	–	43	–

Other items	–	–	–	–	(44)	(44)

Non-controlling interests	–	(651)	–	(313)	191	(773)

Net income	3,195

Other comprehensive income

Fair value changes	(906)	–	–	906	–	–

Foreign currency	653	–	–	–	(653)	–

Deferred taxes	448	–	–	–	(448)	–

Non-controlling interests	–	(421)	–	313	108	–

Other comprehensive income	195

Comprehensive income	3,390

Items not included in IFRS

Incremental values	n/a	–	–	–	1,200	1,200

Assets management franchise value	n/a	–	–	–	500	500

Less: amounts recorded in FFO	n/a	–	–	–	(85)	(85)

Total valuation gains	n/a	(1,072)	271	–	816	1,023

Preferred share dividends	–	–	–	–	(75)	(75)

Comprehensive income/Total return	$3,390	$(2,162)	$–	$–	$826	$2,054

1.	Allocates non-controlling interests between funds from operations and valuation gains
2.	Allocated equity-accounted income to operating segments and between funds from operations and valuation gains
3.	Aggregates fair value changes and associated non-controlling interest in net income and other comprehensive income
4.	Includes amounts recorded directly in equity under IFRS and excludes the impact of foreign currency revaluation and deferred taxes from the calculation of total return

FINANCIAL REVIEW | PART 2	2011 ANNUAL REPORT 35

SUPPLEMENTAL INFORMATION

Total Return – 2010

The following table summarizes our annual operating performance and the components of total return and is reconciled to our IFRS financial statements:

	Asset
YEAR ENDED DECEMBER 31, 2010	Management		Renewable		Private
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Services[1]	Property[2]	Power	Infrastructure	Equity	Corporate	Total

Total revenues	$2,492	$2,589	$1,161	$867	$6,011	$503	$13,623

Funds from operations

Net operating income[3]	348	1,747	771	424	727	–	4,017

Investment and other income	–	91	–	6	33	311	441

	348	1,838	771	430	760	311	4,458

Interest expense	–	(812)	(375)	(141)	(169)	(313)	(1,810)

Operating costs	–	(86)	–	(27)	–	(304)	(417)

Current income taxes	–	(8)	(18)	(3)	(44)	(21)	(94)

Non-controlling interests	–	(511)	(121)	(129)	(270)	–	(1,031)

Total funds from operations	348	421	257	130	277	(327)	1,106

Valuation gains

Included in IFRS statements[4]

Fair value changes	(51)	1,077	(446)	386	141	(87)	1,020

Depreciation and amortization	(65)	(12)	(488)	(33)	(197)	–	(795)

Other items	–	(105)	–	–	–	61	(44)

Non-controlling interests	–	(447)	(180)	(226)	58	22	(773)

Not included in IFRS statements

Incremental values	525	325	150	25	175	–	1,200

Asset management franchise value	–	–	–	–	–	500	500

Other gains	–	–	–	–	(85)	–	(85)

Total valuation gains	409	838	(964)	152	92	496	1,023

Preferred share dividends	–	–	–	–	–	(75)	(75)

Total Return	$757	$1,259	$(707)	$282	$369	$94	$2,054

– Per share							$3.23

1.	Excludes net unrealized performance fees which are included in incremental values
2.	Disaggregation of property segment into office, retail and other is presented on page 42
3.	Includes funds from operations from equity accounted investments
4.	Includes items in consolidated statements of operations, comprehensive income and changes in equity

Fair Value Changes – 2010

YEAR ENDED DECEMBER 31, 2010		Renewable		Private
(MILLIONS)	Property	Power	Infrastructure	Equity	Corporate	Total

Fair value changes

Included in Net Income

Equity accounted

Fair value changes	$398	$(7)	$(130)	$10	$–	$271

Operating assets	727	743	243	16	–	1,729

Less: Disposition gains	(105)	–	–	–	–	(105)

Other items	–	(159)	183	(15)	18	27

	622	584	426	1	18	1,651

Included in OCI

Revaluation of PP&E	–	(973)	11	14	–	(948)

Other items	7	(50)	22	28	35	42

	7	(1,023)	33	42	35	(906)

Recorded directly in equity	(55)	–	57	88	(191)	(101)

	$972	$(446)	$386	$141	$(138)	$915

36 BROOKFIELD ASSET MANAGEMENT	PART 2 | FINANCIAL REVIEW

SUPPLEMENTAL INFORMATION

Financial Position – 2010

The following table summarizes by principal operating segment the assets that we manage for ourselves and our clients along with the components of our invested capital:

	00000000	00000000	00000000	00000000	00000000	00000000
AS AT DECEMBER 31, 2010 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Property	Renewable Power	Infrastructure	Private Equity	Asset Management and Corporate	Total 2010

Assets under management	$57,262	$15,835	$16,634	$26,848	$4,979	$121,558

Operating assets	29,016	13,283	9,926	8,636	2,049	62,910

Accounts receivable and other	2,202	1,301	3,338	4,046	2,550	13,437

Consolidated assets[1]	31,218	14,584	13,264	12,682	4,599	76,347

Corporate borrowings	–	–	–	–	2,905	2,905

Property-specific borrowings	12,740	3,834	4,463	2,287	130	23,454

Subsidiary borrowings	579	1,152	148	1,233	895	4,007

Capital securities	1,038	–	–	–	669	1,707

Accounts payable and other	1,537	838	3,182	3,290	2,457	11,304

	15,324	8,760	5,471	5,872	(2,457)	32,970

Non-controlling interests	8,122	1,868	3,691	2,476	144	16,301

Preferred equity	–	–	–	–	1,658	1,658

	7,202	6,892	1,780	3,396	(4,259)	15,011

Incremental values	325	600	125	1,325	875	3,250

Net tangible asset value[1]	7,527	7,492	1,905	4,721	(3,384)	18,261

Asset management franchise value	–	–	–	–	4,000	4,000

Intrinsic value	$7,527	$7,492	$1,905	$4,721	$616	$22,261

– Per share						$37.45

1. Excludes deferred income taxes

The following table summarizes changes in the net intrinsic value of our common equity during 2010:

YEAR ENDED DECEMBER 31 (MILLIONS)	Property	Renewable Power	Infrastructure	Private Equity	Asset Management and Corporate	Total 2010

Total return	$1,259	$(707)	$282	$369	$851	$2,054

Foreign currency revaluation	211	48	43	104	(55)	351

Capital invested (returned)	618	(317)	(66)	(338)	(195)	(298)

Change in intrinsic value	2,088	(976)	259	135	601	2,107

Intrinsic value – beginning of year	5,439	8,468	1,646	4,586	15	20,154

Intrinsic value – end of year	$7,527	$7,492	$1,905	$4,721	$616	$22,261

The following table reconciles common equity in our IFRS financial statements to net tangible asset value as at December 31, 2010:

YEAR ENDED DECEMBER 31, 2011 (MILLIONS)	Property	Renewable Power	Infrastructure	Private Equity	Asset Management and Corporate	Total 2010

Common equity per IFRS	$7,239	$4,323	$1,765	$3,295	$(3,827)	$12,795

Add back: deferred income taxes	(37)	2,569	15	101	(432)	2,216

Incremental values	325	600	125	1,325	875	3,250

Net tangible assset value	$7,527	$7,492	$1,905	$4,721	$(3,384)	$18,261

FINANCIAL REVIEW | PART 2	2011 ANNUAL REPORT 37

PART 3 – REVIEW OF OPERATIONS

ASSET MANAGEMENT INCOME AND SERVICE ACTIVITIES

This section reviews the contribution from our asset management fees and our other fee-based service businesses.

Total Return

YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010
Asset management revenues	$252	$228
Construction and property services, net of direct expenses	150	120

Funds from operations	402	348
Valuation gains	66	409

Total return	$468	$757

Asset Management and Other Fees

Asset management and other fees contributed the following revenues during the year:

	Total[1]		Net
YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2011	2010
Base management fees[2]	$269	$230	$190	$167
Performance based income[2]	139	408	123	249
Transaction fees[2]	58	36	58	36

	466	674	371	452
Less: deferred recognition of performance based income[3]	(133)	(348)	(119)	(224)

	$333	$326	$252	$228

1.	Total represents the gross amount of fees inclusive of fees on Brookfield’s invested capital
2.	Revenues
3.	Deferred into future periods, until clawback provisions expire

Base management fees increased by 14% to $190 million compared to $167 million in 2010. This reflects the contribution from new funds and an increase in capital committed, particularly in our private equity and infrastructure operations. Annualized base management fees totalled approximately $200 million at December 31, 2011. This does not include any contribution from the approximately $1.5 billion of private funds on which our compensation is derived primarily from performance-based measures and carried interests, as opposed to base management fees. The weighted average term of the commitments related to the base fees is nine years, and our goal is to increase the level of base management fees as we continue to expand our asset management activities.

Our share of accumulated performance income totalled $379 million at December 31, 2011, and is included in incremental values. This represents a net increase of $119 million compared to the prior year. We estimated that direct expenses of approximately $51 million will arise on the realization of the income that has accumulated to date. We only recognized $4 million of net performance income during the year in our financial statements and deferred the balance as our accounting policies preclude recognition until the end of any determination or clawback period which is typically at or near the end of the fund’s term.

Transaction fees totalled $58 million in 2011. The increase from 2010 reflects expansion in our investment banking activities and some particularly successful outcomes. We have expanded our investment banking activities into the U.S. and the UK, and continue to advise on a number of mandates in Canada and Brazil. Our primary focus is on real estate and infrastructure transactions.

38 BROOKFIELD ASSET MANAGEMENT	PART 3 | REVIEW OF OPERATIONS

Construction and Property Services

The following table summarizes funds from operations from our construction and property services operations:

	Funds from Operations
YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010
Construction services	$120	$102
Property services	30	18

	$150	$120

Operating margins across the construction business increased to 9.3% for the year compared to 9.0% in 2010, prior to unallocated general and administrative costs. Much of the increase was attributable to our Australasian operations reflecting increased activity following a number of successful tenants for major property and social infrastructure projects.

The remaining work-in-hand totalled $5.4 billion at the end of December 31, 2011, and represented approximately 2.8 years of scheduled activity. We continue to pursue and secure new projects which should position us well for future growth. The following table summarizes the work-in-hand at the end of 2011 and 2010:

AS AT DECEMBER 31 (MILLIONS)	2011	2010
Australasia	$3,091	$2,681
Middle East	533	677
United Kingdom	1,780	960

	$5,404	$4,318

Property services fees include property and facilities management, leasing and project management and a range of real estate services. Cash flow from this business increased to $30 million in 2011 compared to $18 million last year reflecting the continued expansion of our property services business. We acquired a large relocation and residential brokerage business in late 2011 that has significantly expanded our market position and should add meaningfully to these operations in future years.

Valuation Gains

Valuations increased by $66 million relating to an increase in accrued performance-based income that we would be entitled to receive based on current valuations, net of associated direct expenses, offset by depreciation and completion of major projects within our construction and property services businesses.

Outlook and Growth Initiatives

We have significantly increased the level of capital under management for our clients in recent years, as well as the internal resources needed to manage this capital and source additional commitments. We believe the performance of our funds through the recent economic crisis, and the attractiveness of our investment strategies to our clients should enable us to achieve our goal of increasing capital under management and the associated fees substantially in the coming years. We are actively raising capital for eight funds over the course of 2012 and 2013, seeking to obtain approximately $5 billion of commitments from third-party investors, four of which have already held first and second closings. The recent issuance of additional equity by Brookfield Infrastructure Partners and the formation of Brookfield Renewable Energy Partners are important steps forward in our continued expansion of listed entities.

REVIEW OF OPERATIONS | PART 3	2011 ANNUAL REPORT 39

PROPERTY

Overview

Our property operations are organized into three segments:

•

Office properties, which are primarily held through 50% owned Brookfield Office Properties and consist of high quality well located office buildings in major cities in Australia, Canada and the United States. We also hold a 22% interest in Canary Wharf Group, which includes similar high quality properties in London, UK;

•

Retail properties, located in the United States, held through our 40% consortium interest in General Growth Properties, in Brazil through our 35% owned institutional fund, and direct interests in Australia; and

•

Office development, opportunity investing and real estate finance activities. Office developments are conducted primarily through Brookfield Office Properties, and our opportunity and real estate finance activities are conducted primarily through a number of institutional funds.

Assets Under Management and Invested Capital

The following table allocates the capital invested in our property operations by principal operating segment:

	Office Properties		Retail Properties		Opportunity, Finance and Development		Total
AS AT DECEMBER 31 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010

Assets under management	$ 32,848	$ 31,712	$ 33,160	$ 13,249	$ 16,571	$ 12,301	$ 82,579	$ 57,262

Consolidated properties	21,927	15,256	2,601	3,140	2,707	2,122	27,235	20,518

Development properties	—	—	—	—	1,704	1,321	1,704	1,321

Unconsolidated properties	3,305	4,383	4,363	1,182	270	156	7,938	5,721

Loans and notes receivable	—	—	—	—	962	1,456	962	1,456

Accounts receivable and other	1,246	1,575	480	358	576	269	2,302	2,202

	26,478	21,214	7,444	4,680	6,219	5,324	40,141	31,218

Property-specific borrowings	11,398	8,450	1,371	1,718	2,927	2,572	15,696	12,740

Subsidiary borrowings	381	188	—	14	362	377	743	579

Capital securities	994	1,038	—	—	—	—	994	1,038

Accounts payable and other	1,452	1,132	197	300	178	105	1,827	1,537

	12,253	10,406	5,876	2,648	2,752	2,270	20,881	15,324
Non-controlling interests	6,785	5,596	1,251	1,042	1,761	1,484	9,797	8,122

	5,468	4,810	4,625	1,606	991	786	11,084	7,202
Incremental values	25	—	—	325	—	—	25	325

Net tangible asset value[1]	$5,493	$4,810	$4,625	$1,931	$991	$786	$11,109	$7,527

1.	Excludes deferred income taxes

40 BROOKFIELD ASSET MANAGEMENT	PART 3 | REVIEW OF OPERATIONS

Principal variances in our financial position include the following:

Office Properties

•

We concluded joint venture arrangements with our partner in the portfolio owned through our U.S. Office Fund, which resulted in the consolidation of this portfolio onto our balance sheet. This added $5.0 billion of assets to our consolidated office properties and $3.3 billion to property-specific borrowings. The decrease in unconsolidated properties of the $1.3 billion investment in the fund was partially offset by the $0.8 billion carrying value of equity accounted properties within the underlying portfolio that came onto our balance sheet with the consolidation.

•

Consolidated properties also reflect the acquisition of five properties at a cost of $2.0 billion and the sale of three properties with a carrying value of $1.3 billion. In addition, we recorded valuation gains of $0.8 billion.

•

Unconsolidated properties also reflect the reclassification of Four World Financial Center to consolidated properties, following our ($0.4 billion) acquisition of our partners’ interest in the building, as well as valuation gains of $0.4 billion, and include our 22% investment in Canary Wharf Group, which is carried at $856 million.

•

Non-controlling interests reflect the consolidation of the U.S. Office Fund, the purchase of interests in the Fund from clients, and participation in valuation gains by investors in our Fund and 50% owned Brookfield Office Properties.

Retail Properties

•

The decline in consolidated properties reflects the sale of four assets in the UK and three assets within our Brazil Retail Fund, offset by valuation gains of $73 million. The $176 million proceeds from the Brazil asset sale led to a modest disposition gain and a reduction in property-specific borrowings. Our ownership in the Fund increased from 25% to 35% following our investment of further capital in the Fund.

•

The unconsolidated properties balance of $4.4 billion includes our 23% investment in GGP. Our total investment, including that of our clients, is 40%. The balance increased during the year due to our follow-on purchase of an additional $1.7 billion in GGP common shares, as well as valuation gains recorded in our IFRS statements totalling $0.7 billion.

•

Incremental values of $325 million at the end of 2010 related to increase in the value of GGP’s portfolio that were recorded in our IFRS statements during 2011 and therefore the adjustment is no longer required.

Office Development, Opportunity and Finance

•

Consolidated assets at year end include $1.8 billion of development properties and $4.5 billion relating to our opportunistic investing and real estate finance activities, compared to $1.3 billion and $3.7 billion, respectively, at the end of 2010.

•

The increase in development properties reflects the continued development of a flagship office property in Perth. The increase in opportunity and finance assets reflects the continued expansion of our activities in this area with the acquisition of several loan portfolios and assets during the year.

•	The increase in assets under management represents the expansion of our activities in multi-residential properties.

REVIEW OF OPERATIONS | PART 3	2011 ANNUAL REPORT 41

Total Return

	Office Properties		Retail Properties		Development, Opportunity and Finance		Total
YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010
Net operating income
Consolidated properties	$1,197	$982	$158	$143	$115	$135	$1,470	$1,260
Financial assets	—	—	—	—	116	70	116	70
Unconsolidated properties	191	255	238	1	1	—	430	256
Asset monetizations	—	—	53	—	49	161	102	161

	1,388	1,237	449	144	281	366	2,118	1,747
Canary Wharf dividend	16	26	—	—	—	—	16	26
Investment and other income	55	62	5	3	—	—	60	65

	1,459	1,325	454	147	281	366	2,194	1,838
Interest expense	(718)	(584)	(173)	(141)	(123)	(87)	(1,014)	(812)
Operating costs	(82)	(86)	—	—	—	—	(82)	(86)
Current income taxes	—	1	(10)	(9)	—	—	(10)	(8)
Non-controlling interests	(404)	(345)	(32)	2	(94)	(168)	(530)	(511)

Funds from operations	255	311	239	(1)	64	111	558	421

Valuation gains
Included in IFRS statements Fair value changes	1,511	934	1,441	94	58	49	3,010	1,077
Depreciation and amortization	(30)	(11)	(1)	(1)	(2)	—	(33)	(12)
Other items	—	—	(51)	—	(58)	(105)	(109)	(105)
Non-controlling interests	(680)	(500)	(243)	43	—	10	(923)	(447)
Not included in IFRS statements Incremental values	25	—	(325)	325	—	—	(300)	325
Other gains	(8)	—	(5)	—	—	—	(13)	—

Total valuation gains	818	423	816	461	(2)	(46)	1,632	838

Total return	$1,073	$734	$1,055	$460	$62	$65	$2,190	$1,259

Office Properties

Net operating income from consolidated properties is presented in the following table which shows net operating income from existing properties as well as assets which have been acquired, developed or sold. This illustrates the stability of these cash flows that arises from the high occupancy levels and long-term lease profile.

YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2009
Existing properties
United States	$363	$385	$380
Canada	217	220	221
Australasia	211	211	203
Europe	32	32	32

Currency variance	823	848	836
	—	(31)	(77)

	823	817	759
Acquired, developed and sold	374	165	118

Net operating income from consolidated properties	$1,197	$982	$877

42 BROOKFIELD ASSET MANAGEMENT	PART 3 | REVIEW OF OPERATIONS

Net operating income on a comparable basis was consistent with the prior year, although decreased in the United States, and increased by 1% including currency appreciation. The decrease in the United States was driven by occupancy reductions in the U.S. due to the expiry of property leases in New York and Boston.

The contribution from properties acquired, developed and sold since the beginning of the comparative period includes the consolidation of the U.S. Office Fund ($127 million) and the New Zealand Property Fund, as well as acquisitions in Houston, Washington D.C., Denver, Melbourne, and Perth, partly offset by the sale of properties in Boston and New Jersey. The decrease in income from unconsolidated properties reflects the transfer of the U.S. Office Fund to consolidated properties ($70 million) offset by income from the acquisition of unconsolidated interests in a new property in Manhattan and increased income from other equity accounted properties. The increase in interest expense reflects these activities as well as the impact of foreign currency translation on borrowings in Australia and Canada.

Our share of valuation and disposition gains was $818 million, compared to $423 million during 2010. Our portfolios benefitted from continued improvements in expected cash flows as well as the impact of lower interest rates on discount and capitalization rates used to value the buildings.

The key valuation metrics of our commercial office properties are presented in the following table. The valuations are most sensitive to changes in the discount rate. A 10% change in the contractual cash flows or a 100 basis-point change in the discount rates and terminal capitalization rates would impact our common equity value by $1.2 billion and $1.6 billion, respectively, after reflecting the interests of minority shareholders. Average discount and capitalization rates declined in the United States, giving rise to the increased valuations. Rates were largely unchanged in other regions.

	United States			Canada			Australasia
AS AT DECEMBER 31	2011	2010	2009	2011	2010	2009	2011	2010	2009
Discount rate	7.5%	8.1%	8.8%	6.7%	6.9%	7.4%	9.1%	9.1%	9.3%
Terminal capitalization rate	6.3%	6.7%	6.9%	6.2%	6.3%	6.7%	7.5%	7.4%	7.8%
Investment horizon (years)	12	10	10	11	11	10	10	10	10

The overall portfolio occupancy rate in our office properties at the end of 2011 was 93.3%. Occupancy levels in the United States declined to 91.3% from the prior year as a result of the sale of 1400 Smith Street in Houston which was 100% leased, expiries in New York and Boston, and the acquisition of a low occupancy property at attractive values. Occupancy levels elsewhere in our portfolio remain favourable. We have leased approximately 11 million square feet this year and we have a leasing pipeline of five million square feet at this time, which would further improve our leasing profile.

					Expiring Leases (000’s sq. ft.)
	%	Average	Net Rental	Currently							2018 &
AS AT DECEMBER 31, 2011	Leased	Term	Area	Available	2012	2013	2014	2015	2016	2017	Beyond
North America
United States	91.3%	7.0	44,019	3,851	3,027	5,810	3,171	3,849	2,036	1,773	20,502
Canada	96.3%	8.7	17,108	639	435	1,798	439	1,680	1,809	625	9,683
Australasia	96.6%	6.1	10,291	350	378	672	872	1,227	1,115	1,038	4,639
Europe	100.0%	10.3	556	—	—	—	262	—	—	—	294

Total/Average	93.3%	7.3	71,974	4,840	3,840	8,280	4,744	6,756	4,960	3,436	35,118

Percentage of total			100.0%	6.7%	5.3%	11.5%	6.6%	9.4%	6.9%	4.8%	48.8%

As at December 31, 2010				5.0%	5.9%	15.0%	6.2%	10.9%	6.9%	4.9%	39.3%

We reduced the lease rollover profile for the 2012 – 2016 period by 550 basis points compared to the end of 2010.

We use in-place net rents as a measure of leasing performance, and calculate this as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses. This measure represents the amount of cash generated from leases in a given period.

REVIEW OF OPERATIONS | PART 3	2011 ANNUAL REPORT 43

In North America, average in-place net rents across our portfolio approximate $25 per square foot compared to $24 per square foot at the end of 2010. Net rents remain at a discount of approximately 24% to the average market rent of $31 per square foot. This gives us confidence that we will be able to maintain or increase our net rental income in the coming years and, together with our high overall occupancy, to exercise patience in signing new leases.

In Australasia, average in-place rents in our portfolio are A$49 per square foot, which represents an 2% discount to market rents. The occupancy rate across the portfolio remains high at 97% and the weighted average lease term is approximately six years. Leases in Australia typically include annual escalations, with the result that in-place lease rates tend to increase along with long-term increases in market rents.

Retail Properties

Our net share of GGP’s funds from operations on an IFRS basis was $213 million. GGP reported 8% growth in core FFO, which reflects increases in both net rents and occupancy. Tenant sales were $505 per square foot on a trailing 12-month basis as of year-end 2011, a 7.9% increase over year-end 2010 on a comparable basis. Comparable tenant sales have now increased for eight consecutive quarters. Regional mall percentage leased was 94.6% at year-end 2011, an increase of 110 basis points over year-end 2010. The initial rent on leases executed in 2011 was $65.67 per square foot representing an increase of 8.3% or $5.04 per square foot compared to the expiring rent on comparable leases.

GGP refinanced $4.2 billion ($3.2 billion at GGP’s share) of mortgage notes at a weighted average interest rate of 5.06% and average term of 10.1 years. The average interest rate of the original loans was 5.83% and the remaining term-to-maturity was 2.2 years. Approximately $1.8 billion of the original loans were refinanced upon their maturity and $2.4 billion were refinanced prior to their scheduled maturities. Net new proceeds on the refinancings totalled $2 billion. As of December 31, 2011, GGP had $745 million of cash and cash equivalents, including $174 million held in joint ventures. GGP’s $750 million corporate line of credit remains undrawn.

During 2011, the company opened 28 new anchor/big box stores across its nationwide regional mall portfolio totalling approximately 920,000 square feet. Also during 2011, the company opened three department stores totalling approximately 402,000 square feet – two Nordstrom stores and one Von Maur. GGP has an additional four department stores totalling approximately 516,000 square feet scheduled to open in 2012 and 2013, including Von Maur, Lord & Taylor, Herberger’s and Bloomingdale’s.

We recorded valuation gains of $0.8 billion, of which $0.7 billion relate to our U.S. retail interests and $70 million to our Brazil interest. The U.S. valuation gains were the result, in equal measure, of improved leasing and a more favourable discount rate. The Brazil valuation gains were due principally to a 40 basis-point reduction in the discount rate used to value the properties.

The valuation of our U.S. portfolio was determined using a combination of three approaches: a direct capitalization method that involves applying market-based capitalization rates to projected 2012 property cash flows; discounted cash flows; and comparable market prices and independent valuations. The blended capitalization rate utilized for the direct capitalization method was approximately 5.9%.

Our Brazilian portfolio was valued on a discounted cash flow basis using a discount rate of 9.6% (2010 – 10.0%), a terminal capitalization rate of 7.3% (2010 – 7.3%) and an investment horizon of 10 years (2010 – 10 years).

In our Brazil portfolio, same store tenant sales increased 8% to $829 per square foot compared to the prior year, and occupancy increased by 40 basis points to 94.7%, reflecting the continued improvement in market conditions.

In our Australian portfolio, we completed a premier retail development in Perth valued at $180 million which contributed $ 10 million to net operating income for the current year.

Our retail portfolio occupancy rate at the end of the fourth quarter was 93.5% overall. Occupancy levels in our U.S. malls increased 90 basis points to 93.2%, from the beginning of the year, and the initial rent on leases signed in 2011 was $65.67 per square foot.

44 BROOKFIELD ASSET MANAGEMENT	PART 3 | REVIEW OF OPERATIONS

	% Leased	Average Term	Net Rental Area	Currently Available		Expiring Leases (000’s sq. ft.)					2018 & Beyond
AS AT DECEMBER 31, 2011					2012	2013	2014	2015	2016	2017
United States[1]	93.2%	5.1	61,638	4,211	6,509	6,334	5,906	5,363	5,684	5,076	22,555
Australasia	97.7%	7.4	3,442	79	85	62	80	143	779	370	1,844
Brazil	94.7%	6.8	3,069	164	675	376	470	433	218	109	624

Total/Average	93.5%	5.3	68,149	4,454	7,269	6,772	6,456	5,939	6,681	5,555	25,023

Percentage of total			100%	6.5%	10.7%	9.9%	9.5%	8.7%	9.8%	8.2%	36.7%

1.	Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements

Office Development, Opportunity and Finance

We continued development of our City Square project in Perth, which has a total projected construction cost of approximately A$935 million. The project is virtually 100% pre-leased and scheduled for completion in the first half of 2012, and we expect to launch a second tower in late 2012.

We own development rights on Ninth Avenue between 31st Street and 33rd Street in New York City, which includes 5.4 million square feet of commercial office space entitlements. We expect that this will be one of the first sites for office development in Manhattan, once new office properties become economic, and are commencing work to build the necessary foundations. We recently acquired an adjacent property during the year to further expand this important development initiative. We also hold a well positioned development site in London, UK, and have begun to prepare the site for construction. In both cases, full construction will be dependent on securing leases.

Our opportunity investment funds have approximately $900 million of capital invested on behalf of ourselves and our clients. One of our funds is fully invested and we have been selling properties, while we are actively investing the capital in the two more recent funds. We deployed nearly $446 million of capital during 2011 in several transactions, which included the purchase of a distressed non-performing New Zealand loan portfolio for an equity outlay of $190 million and the purchase of bank debt secured by a five million square foot portfolio of office properties on the U.S. west coast for $176 million.

Our net invested capital in the funds is $429 million and our share of the underlying cash flow for 2011 was $34 million (2010 – $79 million). In 2010, we disposed of properties recognizing net disposition gains of $44 million.

Our real estate finance funds have $1.2 billion of capital invested on behalf of ourselves and our clients. Our share of capital invested in these operations was $371 million at December 31, 2011 (December 31, 2010 – $374 million). These activities contributed $32 million of funds from operations and gains during 2011, consistent with $37 million in 2010.

We continue to pursue a number of opportunistic real estate investments, primarily in the United States, where refinancing requirements and recapitalization opportunities are resulting in increased transaction activity.

Outlook and Growth Initiatives

We expect to increase the cash flows from our office and retail property activities through continued leasing activity as described above. In particular, we are operating at least 400 basis points below our normal office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. Most of our markets have favourable outlooks, which we expect will also lead to strong growth in lease rates. We do, however still face a meaningful amount of office lease rollover in 2013, which may restrain FFO growth from this part of our portfolio in the near term.

In our North American retail business, we continue to improve the profitability of the business by rationalizing the portfolio and leases, refinancing debt and reducing costs. Subsequent to year end, GGP completed its plan to spin off Rouse Properties to its shareholders, including Brookfield, in line with the objective to focus GGP on its fortress mall portfolio, which generates tenant sales over $500 per square feet.

REVIEW OF OPERATIONS | PART 3	2011 ANNUAL REPORT 45

Transaction activity is picking up across our global office markets and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest of all, or a partial interest in a number of mature assets to capitalize on existing market conditions.

Given the small amount of new office development that occurred over the last decade and the near total development halt during the global financial crisis, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. We are currently focused on five development projects totalling approximately nine million square feet. This pipeline could add more than $7.2 billion in assets and we are actively advancing planning and entitlements and seeking tenants for these sites. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the fortress shopping centres in the U.S.

RENEWABLE POWER

Overview

Our renewable power assets are held through Brookfield Renewable Energy Partners LP (“Brookfield Renewable” or “BREP”), which we established in late 2011, and currently own 68%. The formation of BREP achieved a number of important goals for us. First, the transaction greatly simplifies our operating structure as we combined all of our power assets under one publicly traded flagship entity. Second, establishing BREP significantly advances our longer term asset management objectives. As BREP’s asset manager, we will be compensated to the extent we increase the total capitalization value of the business and its distribution profile on a per share basis. Third, establishing BREP as a listed entity enhances our ability to access public equity capital as we grow the business over the long term. It also increases our ability to monetize a portion of our investment to reallocate capital into higher yielding initiatives. Finally, in forming BREP, we entered into arrangements where we purchase a portion of BREP’s power at predetermined prices, providing a stable revenue profile for shareholders of BREP and providing us with continued participation in future increases (or decreases) in power prices.

Assets Under Management and Invested Capital

AS AT DECEMBER 31	United States		Canada		Brazil		Total
(MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010
Assets under management	$6,276	$5,447	$8,093	$7,194	$3,389	$3,194	$17,758	$15,835

Hydroelectric generation	5,333	4,914	5,510	5,194	2,729	2,319	13,572	12,427
Wind energy	–	–	1,387	554	–	–	1,387	554
Co-generation	–	–	87	63	–	–	87	63
Facilities under development	289	59	70	101	162	79	521	239
Accounts receivable and other	280	499	422	393	345	409	1,047	1,301

	5,902	5,472	7,476	6,305	3,236	2,807	16,614	14,584

Property-specific borrowings	1,968	1,873	1,584	1,284	645	677	4,197	3,834
Subsidiary borrowings	–	–	–	–	–	–	1,323	1,152
Accounts payable and other	193	176	559	418	161	244	913	838
Non-controlling interests[1]	743	220	1,060	1,328	813	70	2,259	1,618
Preferred shares	–	–	–	–	–	–	245	250

	2,998	3,203	4,273	3,275	1,617	1,816	7,677	6,892
Incremental values	–	–	–	–	–	–	300	600

	$2,998	$3,203	$4,273	$3,275	$1,617	$1,816	$7,977	$7,492

1.	Total includes co-investor interest associated with subsidiary borrowings and preferred shares

46 BROOKFIELD ASSET MANAGEMENT	PART 3 | REVIEW OF OPERATIONS

Major variances in our invested capital year-over-year include:

•

Hydroelectric generation assets increased by $1.1 billion due to net valuation increases of $1.0 billion and acquisitions and developments of $270 million, offset by lower currency exchange rates for our non-U.S. assets.

•

Wind energy assets increased by $833 million reflecting valuation increases as well as the reclassification of a wind energy development project in Ontario, Canada, upon completion in November 2011. The cost of the project was previously included in facilities under development and development profits were previously included in incremental values.

•

Facilities under development increased as we acquired two late stage development wind projects in the U.S. and invested capital into two hydro projects in Brazil. Facilities under development in Canada decreased as we transferred completed projects to operating assets. We had previously recorded valuation increases in facilities under development as incremental values but reduced these amounts by $300 million now that these amounts are recorded in our IFRS financial statements.

•	Borrowings increased modestly year-over-year, with both unsecured subsidiary and property-specific borrowings increasing in order to fund acquisitions and development projects.

•	Non-controlling interests also increased in aggregate due to the acquisition of new hydro facilities and wind development projects in partnership with investors in our Americas Infrastructure Fund.

•

We combined our directly held U.S. and Brazilian operations with our 34% owned Canadian listed fund to form Brookfield Renewable Energy Partners. Our ownership interest in the combined business totalled 73% at year end resulting in a reduced non-controlling interest in our Canadian operations and increased non-controlling interest in our U.S. and Brazilian operations. In addition, we acquired a 30 megawatt hydro facility in Brazil, and late stage wind development projects in the U.S. during the year with our institutional partners, and have reflected their share of the assets in non-controlling interests.

The assets deployed in our renewable power operations are revalued on an annual basis. The key valuation metrics of our hydro and wind generating facilities at the end of 2011 and 2010 are summarized below. The valuations are impacted primarily by the discount rate and long-term power prices. A 100 basis-point change in the discount and terminal capitalization rates and a 5% change in long-term power prices will impact the value of our net invested capital by $2.1 billion and $0.5 billion, respectively.

	United States		Canada		Brazil
AS AT DECEMBER 31	2011	2010	2011	2010	2011	2010
Discount rate	6.7%	7.7%	5.7%	6.1%	9.9%	10.8%
Terminal capitalization rate	7.2%	7.9%	6.8%	7.1%	n/a	n/a
Exit date	2031	2030	2031	2030	2029	2029

The discount and terminal capitalization rates decreased in both the United States and Canada due to improved economic outlook and lower risk-free rates. The discount rates in Brazil decreased as a result of improved economic fundamentals. Our generation facilities in Brazil are held under concessions and authorizations which have a fixed maturity date and accordingly, we do not ascribe a terminal value to these assets under IFRS, although we believe that we will be able to renew these concessions upon maturity.

The $300 million of incremental values represents gains relating to long-term power sale contracts that are deferred for IFRS purposes.

REVIEW OF OPERATIONS | PART 3	2011 ANNUAL REPORT 47

Total Return

	United States		Canada		Brazil		Total[1]
YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010

Funds from operations

Hydroelectric generation	$312	$367	$131	$164	$226	$177	$669	$708

Wind energy	–	–	58	40	–	–	58	40

Co-generation	–	–	26	23	–	–	26	23

Asset realizations	12	–	13	–	–	–	25	–

	324	367	228	227	226	177	778	771

Interest expense[2]	(155)	(138)	(90)	(81)	(85)	(79)	(394)	(375)

Current income taxes	2	(2)	–	(3)	(15)	(13)	(13)	(18)

Non-controlling interests	(43)	(37)	(102)	(80)	(13)	(4)	(158)	(121)

Funds from operations	128	190	36	63	113	81	213	257

Valuation gains

Included in IFRS statements

Fair value changes	424	(656)	1,122	(113)	173	323	1,719	(446)

Depreciation and amortization	(130)	(181)	(197)	(188)	(128)	(119)	(455)	(488)

Non-controlling interests	(155)	(38)	(131)	(138)	(137)	(4)	(423)	(180)

Not included in IFRS statements

Incremental values	–	–	–	–	–	–	(300)	150

Other items	–	–	(13)	–	–	–	(13)	–

Total valuation gains	139	(875)	781	(439)	(92)	200	528	(964)

Total return	$267	$(685)	$817	$(376)	$21	$281	$741	$(707)

1.	Includes unallocated operating and tax expenses as well as associated non-controlling interests in addition to the regional amounts
2.	Total includes $64 million of interest on unallocated subsidiary debt (2010 – $77 million)

Net operating income produced by our generating facilities was largely unchanged at $778 million compared to $771 million in the prior year. The majority of our portfolio benefits from long-term power contracts with inflation based escalation protecting us against near term decreases in prices; however, a portion of our generation in the northeast United States is subject to spot market prices which declined lower during the current year. We held a reduced ownership interest in our power operations relative to 2010. Accordingly, funds from operations declined in 2011 to $213 million as a larger portion of operating income accrued to non-controlling interests. We recorded $25 million of asset realizations in 2011, whereas the sale of our interests in our Canadian Fund and development project to co-investors during 2010 gave rise to realization gains of $291 million in that year.

The increase in interest expense on property-specific and subsidiary borrowings reflects additional borrowings to fund acquisition and development activities, as well as increases in the average exchange rates for Brazil and Canada.

We recorded fair value changes in our financial statements of $ 1.7 billion from the annual revaluation of our renewable power assets and associated contractual arrangements. This included the recapture of $455 million of depreciation that was expensed during the year, thereby reducing the carrying values prior to the revaluation. We recorded a net decrease in fair values of $446 million in 2010 as the positive impact of lower discount rates was more than offset by the impact of lower projected electricity prices on the valuation of our business, in addition to $488 million of depreciation recorded in that year. Values not recognized under IFRS decreased by $300 million during the year principally because the value previously attributed to development projects is now recognized in our financial statements.

Our net share of the valuation items after non-controlling interests was a net gain of $ 528 million in 2011 and a net loss of $964 million in 2010. The overall valuation gains reflect an improved outlook for renewable power pricing based on recent developments in government policy, utility purchasing activity and long-term contracts.

48 BROOKFIELD ASSET MANAGEMENT	PART 3 | REVIEW OF OPERATIONS

The following table presents the net operating income of our hydroelectric operations:

	2011				2010
YEARS ENDED DECEMBER 31 (GIGAWATT HOURS AND $ MILLIONS)	Production (GWh)	Realized Revenues	Operating Costs	Net Operating Income	Production (GWh)	Realized Revenues	Operating Costs	Net Operating Income

United States	7,150	$480	$168	$312	6,688	$525	$158	$367

Canada	4,056	216	85	131	3,557	254	90	164

Brazil	3,307	337	111	226	3,143	278	101	177

Total	14,513	$1,033	$364	$669	13,388	$1,057	$349	$708

Per Megawatt hour (MWh)		$71	$25	$46		$79	$26	$53

•	Realized prices per MWh decreased to $71 per megawatt hour, reflecting larger proportions of power being generated in lower priced markets such as New York.

•	Operating costs decreased on a per unit basis as our costs, which are primarily fixed, were spread over a higher base of generation.

•	Increased revenues in Brazil reflect assets acquired in 2011, development projects completed in 2010 and currency appreciation.

The following table presents our generation results:

					Variance of Results
					Actual vs. Long-term		Actual vs.
	Actual Production		Long-Term Average		Average		Prior Year
YEARS ENDED DECEMBER 31 (GIGAWATT HOURS)	2011	2010	2011	2010	2011	2010	2011

Hydroelectric generation

United States	7,150	6,688	6,812	7,070	338	(382)	462

Canada	4,056	3,557	5,061	5,077	(1,005)	(1,520)	499

Brazil	3,307	3,143	3,307	3,105	–	38	164

Total hydroelectric operations	14,513	13,388	15,180	15,252	(667)	(1,864)	1,125

Wind energy	662	499	710	506	(48)	(7)	163

Co-generation	702	567	406	372	296	195	135

Total generation	15,877	14,454	16,296	16,130	(419)	(1,676)	1,423

% Variance					(3)%	(10)%	10%

•	Overall generation was 1,423 gigawatt hours higher than 2010, representing a 10% increase.

•	Hydroelectric generation from existing capacity was 8% higher than 2010 generation levels but 4% below long-term averages.

•	Generation was well ahead of plan in Louisiana, New York and British Columbia, but fell behind in Ontario and Quebec due to very dry weather conditions.

•

We have hedged 83% and 73% of our long-term average generation for 2012 and 2013, respectively. Approximately 70% of the expected generation is hedged with long-term contracts that have an average term of 14.5 years, while 13% of our revenue for 2012 is hedged with shorter-term financial contracts.

Almost all of Brookfield Renewable’s generation in Brazil is sold under long-term power sales agreements, as is all of the wind energy in North America. Our wholly-owned energy marketing group has entered into purchase agreements and price guarantees with Brookfield Renewable that lock in the price for its remaining North American generation that is not already sold under a long-term contract. The majority of these arrangements are offset by us with long-term contracts such as our 20-year power sales agreement with the Ontario Power Authority, which has the full credit support of the Ontario provincial government. Our primary exposure to price fluctuations relates to approximately 5,000 gigawatt hours of annual generation that we have committed to purchase at an

REVIEW OF OPERATIONS | PART 3	2011 ANNUAL REPORT 49

average price of $73 per megawatt hour for which we have no offsetting long-term sales agreements. We estimate that a $10 per megawatt negative variance results in an approximate $16 million decrease in FFO based on our current 68% ownership of BREP, because we recover our proportionate share of any negative variance through our ownership interest. On the other hand, we will record annual FFO increases of $50 million for every $10 per megawatt hour of positive variance from the contracted price, which we believe will add significant value over the longer term as demand and prices for renewable hydroelectric generation increase.

The following table profiles our contracts over the next five years for generation from our existing facilities, assuming long-term average hydrology:

YEARS ENDED DECEMBER 31	2012	2013	2014	2015	2016

Generation (GWh)

Contracted

Power sales agreements

Hydro	9,989	9,910	9,226	8,695	8,465

Wind	1,671	1,747	1,747	1,747	1,747

Gas and other	521	398	134	–	–

	12,181	12,055	11,107	10,442	10,212

Financial contracts	2,333	964	–	–	–

Total contracted	14,514	13,019	11,107	10,442	10,212

Uncontracted	2,962	4,746	6,349	6,883	7,110

Long-term average generation	17,476	17,765	17,456	17,325	17,322

Contracted generation – as at December 31, 2011

% of total generation	83%	73%	64%	60%	59%

Price (per MWh)	$89	$89	$90	$90	$91

The average contracted price fluctuates from period to period as existing contracts expire and we enter into new contracts, and as a result of changes in currency exchange rates for contracts in Brazil and Canada.

The amount of annual generation contracted under long-term power sales decreases by 1,739 gigawatt hours prior to 2015, due primarily to the expiry of contracts in Brazil. Given the continued economic expansion in that country and the increasing need for generation capacity, we are confident that we will be able to sell our power at increasing rates and secure long-term contracts on favourable terms.

We have reduced the amount of power sold under financial contracts, which primarily relate to generation in the Quebec and New York markets, relative to previous years, as we believe the current low spot price environment provides more upside potential than downside risk. In the meantime, we continue to pursue opportunities to secure long-term contracts at pricing that reflects the favourable renewable characteristics of our energy production in North America.

The following table illustrates the stability of our power generating revenues by presenting our results for the past five years with the revenues for our hydroelectric and wind power operations adjusted to reflect long-term generation profiles and 2011 exchange rates, thereby eliminating currency and hydrology fluctuations.

YEARS ENDED DECEMBER 31	2007	2008	2009	2010	2011

Revenues (MILLIONS)

Long-term	$419	$514	$534	$839	$952

Short-term	432	496	427	285	189

Ancillary	54	69	75	58	59

	$905	$1,079	$1,036	$1,182	$1,200

Expected generation (GWh)	12,649	13,729	14,335	14,866	15,225

Average realized price (per MWh)	$72	$79	$72	$80	$79

Long-term revenues

% of total hydro and wind revenues	46%	48%	52%	71%	79%

Average price (per MWh)	$68	$72	$75	$86	$96

50 BROOKFIELD ASSET MANAGEMENT	PART 3 | REVIEW OF OPERATIONS

The procurement of major long-term revenue contracts in recent years has increased the volume and price of long-term contracted power generating revenues to 79% in 2011, and an average price of $96 per megawatt hour.

Furthermore, a 10% variance in our short-term energy revenues and ancillaries represents less than 4% of the revenues from these operations. Given the current low price environment and our expectation that demand for renewable energy will continue to increase, we believe there is much more potential for substantial increases in our overall revenues.

Outlook and Growth Initiatives

We continue to make progress on three hydroelectric facilities and two wind facilities in North America and Brazil, including the start of construction on wind farms in California. We secured a 20-year government backed financing for our New Hampshire wind facility with a 3.75% interest rate. We expect our wind facilities that are currently under construction to be completed and commissioned in the first quarter of 2012, on scope and on budget. The wind facilities are designed to have installed capacity of 201 MW, expected annual generation of 535 GWh and total project costs of approximately $480 million. The remaining facilities are expected to be commissioned in 2013 and 2014.

In addition to projects currently underway, we have a further development pipeline of 2,000 megawatts of installed capacity for hydroelectric, wind and pumped storage projects, and we are also actively pursuing a number of small and large acquisition opportunities.

Notwithstanding the current low price environment for electricity prices in our North American markets, we believe electricity prices will increase strongly over the long-term due to the challenges facing many forms of generation technologies, including environmental concerns and possible carbon pricing, desires for energy independence and security and other potential legislative and market driven factors. In the short term, most of our revenues are secured through long-term contracts although the uncontrolled power is being sold at the low prices that prevail in the current market. In the long term, we are well positioned to benefit from increasing electricity prices.

INFRASTRUCTURE

Overview

We own a number of global infrastructure businesses through several managed investment vehicles, including our two flagship entities: Brookfield Infrastructure Partners LP (“Brookfield Infrastructure” or “BIP”), which is publicly listed; and our Americas Infrastructure Fund, which is privately held with institutional investors. We also operate a number of smaller funds with specialized investment strategies. We consolidate all of our managed entities and most of the underlying operating businesses, although some of our operations are equity accounted in our results.

In November 2010, we completed a merger with partially owned Prime Infrastructure, through which we held a number of our Utilities, Transport and Energy businesses, (the “Prime merger”) which increased our ownership interest in these assets and led to the consolidation of a number of the underlying business units. Accordingly, while the balance sheet presentation is generally consistent year over year, the operating results for a number of our operations were presented on a different basis for most of 2010.

REVIEW OF OPERATIONS | PART 3	2011 ANNUAL REPORT 51

Assets Under Management and Invested Capital

	Utilities		Transport and Energy		Timber		Total
AS AT DECEMBER 31 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010

Assets under management	$10,162	$9,205	$4,140	$2,884	$4,956	$4,545	$19,258	$16,634

Operating assets	3,549	3,296	2,666	1,865	3,896	3,494	10,111	8,655

Unconsolidated operations	931	754	696	446	69	71	1,696	1,271

Accounts receivable and other	460	2,094	559	530	706	714	1,725	3,338

	4,940	6,144	3,921	2,841	4,671	4,279	13,532	13,264

Property-specific borrowings	2,336	2,125	962	867	1,504	1,489	4,802	4,463

Subsidiary borrowings	–	–	–	–	–	–	114	148

Accounts payable and other	623	2,139	591	402	733	641	1,947	3,182

Non-controlling interests	1,162	1,324	1,706	1,139	1,451	1,325	4,319	3,691

	819	556	662	433	983	824	2,350	1,780

Incremental values	–	–	–	–	–	–	250	125

Net invested capital	$819	$556	$662	$433	$983	$824	$2,600	$1,905

Consolidated assets and net invested capital held within our operations were relatively unchanged during the year. Non-controlling interests principally reflect direct interests of others in our timber operations, as well the other shareholders of Brookfield Infrastructure, through which a large portion of these businesses is held. We issued approximately $660 million of equity from Brookfield Infrastructure in October 2011, of which Brookfield purchased $200 million and co-investors acquired $460 million. Proceeds were used to fund our rail expansion, repayment of bank debt and the purchase of a toll road in Chile. This, together with total return achieved during the year, gave rise to an increase in non-controlling interests as well as our net invested capital.

The carrying values of most of our infrastructure businesses are represented by physical assets that are revalued annually for financial statement purposes, similar to our renewable power business. In addition, we also have regulatory and other contractual arrangements that are recorded as intangible assets and typically not revalued. Our timber assets are revalued through net income on a quarterly basis and the intangible assets associated with regulated rate-base arrangements are required to be carried at amortized cost under IFRS.

During the year we issued $2.7 billion of debt with an average term of nine years. Approximately $1.6 billion of this total was used to refinance maturing debt, and the remaining $1.1 billion was incremental debt raised to fund growth capital expenditure projects. As of December 31, 2011, Brookfield Infrastructure had $500 million of uncommitted cash at the corporate level and its operating companies, and also has a $700 million corporate credit facility that is currently undrawn and approximately $1.3 billion of additional capacity under credit facilities at our operating units to fund capital expansion and acquisitions.

52 BROOKFIELD ASSET MANAGEMENT	PART 3 | REVIEW OF OPERATIONS

Total Return

	Utilities		Transport and Energy		Timber		Total[1]
YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010

Net operating income	$366	$38	$193	$70	$197	$112	$756	$220

Unconsolidated operations	117	137	70	60	6	7	193	204

Investment and other income	11	–	2	2	3	4	16	6

	494	175	265	132	206	123	965	430

Interest expense	(144)	(28)	(82)	(28)	(88)	(85)	(340)	(141)

Other operating costs	–	–	–	–	–	–	(49)	(27)

Current income taxes	(3)	(1)	1	(1)	(2)	(1)	(4)	(3)

Non-controlling interests[2]	(232)	(50)	(137)	(66)	(63)	(13)	(378)	(129)

Funds from operations	115	96	47	37	53	24	194	130

Valuation gains

Included in IFRS statements

Fair value changes	(15)	134	356	281	324	(29)	665	386

Depreciation and amortization	(81)	(12)	(62)	(16)	(4)	(5)	(147)	(33)

Non-controlling interests	131	(100)	(199)	(89)	(179)	(37)	(247)	(226)

Not included in IFRS statements

Incremental values	–	–	–	–	–	–	125	25

Total valuation gains	35	22	95	176	141	(71)	396	152

Total Return	$150	$118	$142	$213	$194	$(47)	$590	$282

1.	Totals include unallocated amounts relating to investment and other income, interest expenses, and non-controlling interests
2.	Includes non-controlling interest on corporate costs

Funds from operations increased to $194 million from $130 million in 2010, with the largest increases occurring in our Utilities and Timber operations. Valuation gains totalled $396 million. We recorded fair value gains of $665 million in our financial statements on the revaluation of many of the operating assets and standing timber, offset by $147 million of depreciation recorded during the year. Our share of these items after non-controlling interests was $271 million. We recorded incremental fair value gains of $125 million on assets that are not otherwise revalued under IFRS.

Utilities

The increase in FFO from our utilities operations reflects improved operating results and increased ownership levels.

These businesses typically earn a pre-determined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns are highly predictable and not impacted to any great degree by short-term volume or price fluctuations.

The following table illustrates this stability by presenting funds from operations prior to interest expense and co-investor interests on a constant exchange rate, using the average exchange rate during the current year for the preceding years as well. We have also presented the comparative results using the same basis of accounting employed following the Prime merger to enhance comparability.

REVIEW OF OPERATIONS | PART 3	2011 ANNUAL REPORT 53

YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2009

Net operating income	$366	$314	$268

Unconsolidated operations	117	101	100

Comparable basis	483	415	368

Prior basis of accounting[1]	–	(206)	(196)

Currency variance	–	(34)	(62)

Investment income	11	–	–

Reported basis	$494	$175	$110

1.	To restate results on an equity accounted basis for businesses that were not consolidated prior to the Prime merger

Net operating income from consolidated and unconsolidated utilities operations increased by $68 million.

•

Our Australian coal terminal benefitted from the contribution of growth capital expenditures and the implementation of a regulatory review that resulted in a higher regulated rate of return. The increased contribution to ner operating income was $25 million.

•	Our South American transmission operations contributed a further $9 million as a result of revenue indexation and growth capital expenditures.

•

Our UK connections businesses continue to benefit from increased levels of developer contributions which are upfront payments on the installation of new connections of residential customers to gas and electricity distribution. The increased contribution was $20 million of additional FFO during the year.

We recorded valuation gains of $35 million during 2011, compared to $22 million in the prior year. The gains recorded in our IFRS statements in the current period relate primarily to valuation increases and capital expansions in our South American transmission operations, which more than offset the depreciation and amortization recorded during the year. We also recorded an increase in the value of our Australian coal terminal based on valuations of comparable facilities.

Transport and Energy

These businesses operate, in most cases, under long-term contracts or regulatory frameworks that govern prices, but not volumes. As a result, financial performance may fluctuate due to changes in activity levels or short-term price variances; however, these are usually within a narrow band of fluctuation.

The following table presents funds from operations prior to interest expense and co-investor interests on a constant exchange rate, using the average exchange rate during the current year for the comparative years as well. We have also presented the comparative periods reflecting the same basis of accounting used following the Prime merger to enhance comparability.

YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2009

Net operating income	$193	$184	$193

Unconsolidated operations	70	89	102

Comparable basis	263	273	295

Prior basis of accounting[1]	–	(125)	(249)

Currency variance	–	(18)	(31)

Investment income	2	2	–

Reported basis	$265	$132	$15

1.	To restate results to an equity accounted basis for businesses that were not consolidated prior to the Prime merger

54 BROOKFIELD ASSET MANAGEMENT	PART 3 | REVIEW OF OPERATIONS

Variances in net operating income include the following:

•

North American gas transmission results decreased due to the implementation of a rate settlement in July 2010 and softening natural gas markets, which negatively impacted the contribution from ancillary products by $21 million.

•

Our Australian railroad reported lower cash flows year over year, as a result of lower grain volumes attributable to last year’s drought in Western Australia, decreasing their contribution by $ 10 million. However, these operations are expected to generate substantial increases in cash flows commencing in 2012 due to recent improvements in grain harvest and, more importantly, our expansion of these operations and the procurement of a number of long-term take-or-pay contracts.

Valuation gains relating to our transport and energy operations totalled $95 million and relate primarily to the increase in expected cash flows within our Australian rail operations following the procurement of long-term contracts and other approvals that enabled us to commence a major expansion of these operations during the year.

Timber

Our timber operations continue to benefit from a significant increase in demand from Asia, particularly for Douglas-fir and whitewood species. This enabled us to increase volumes and pricing by 29% and 16%, respectively, from the prior period. As a result, net operating income increased by 71% from $119 million to $203 million and funds from operations increased to $53 million from $24 million.

We exported 42% of our harvest, and we will continue to utilize the flexibility inherent in our operations to adjust both harvest levels and markets to maximize the value of our timberlands. Overall export volumes to Asia were up 29%, as meaningful demand in China increased volumes by 50% from the prior year.

We recorded valuation gains of $141 million based on increases in expected cash flows reflecting improved log prices and increased harvest levels. The carrying values are based on external appraisals that are completed annually. Key valuation assumptions include a weighted average discount and terminal capitalization rate of 6.6% (2010—6.6%) and an average terminal valuation date of 75 years. Timber prices were based on a combination of forward prices available in the market and the price forecasts of each appraisal firm.

Outlook and Growth Initiatives

We purchased a majority interest in two toll roads in Santiago, Chile from a European company in the fourth quarter of 2011 for $760 million, with the equity component of $340 million being funded through our Americas Infrastructure Fund. We continue to pursue opportunities to purchase infrastructure assets from European and other investors seeking to deleverage their balance sheets.

The expansion of our Australian railroad is anticipated to have a total project cost of approximately A$600 million predominantly invested over the next two years. The growth plan is comprised of six customer initiated projects, which we anticipate will account for 24 million tonnes per annum of additional volume on our railroad by early 2014, representing a 44% increase. We have now signed long-term contracts for approximately 95% of the planned volume. These take-or-pay contracts have a weighted average term of approximately 15 years, and are expected to result in approximately 60% of our revenues in this business being covered by take-or-pay arrangements. We anticipate generating very attractive returns on this incremental capital, reflecting the significant historical investment that has been made in our rail system.

We continue to advance a number of other growth initiatives. In our utility segment, the capital backlog as of year end stands at approximately $360 million, split between our transmission business and our UK connections business. We are continuing to expand our UK port operations with modest capital and are actively pursing a major expansion of our Australian coal terminal.

Our timber operations are expected to benefit from continued demand from Asia; however we are awaiting a recovery of North American markets to achieve optimal pricing and increase our harvest levels. In the short-term, we expect market conditions to remain comparable; however market supply may increase in 2012 which could lead to lower prices.

REVIEW OF OPERATIONS | PART 3	2011 ANNUAL REPORT 55

PRIVATE EQUITY

Assets Under Management and Net Invested Capital

	Special Situations		Residential Development		Agricultural Development		Total
AS AT DECEMBER 31 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010

Assets under management	$17,004	$18,681	$7,869	$7,734	$470	$433	$25,343	$26,848

Operating assets	2,917	2,737	5,573	5,480	455	419	8,945	8,636

Accounts receivable and other	1,932	1,999	2,143	2,033	15	14	4,090	4,046

	4,849	4,736	7,716	7,513	470	433	13,035	12,682

Property-specific borrowings	716	242	2,458	2,045	–	–	3,174	2,287

Corporate capitalization	1,074	955	197	277	2	1	1,273	1,233

Accounts payable and other	1,263	1,241	2,061	2,048	9	1	3,333	3,290

	1,796	2,298	3,000	3,143	459	431	5,255	5,872

Non-controlling interests	799	967	1,295	1,509	31	–	2,125	2,476

	997	1,331	1,705	1,634	428	431	3,130	3,396

Incremental values	525	450	875	875	–	–	1,400	1,325

Net invested capital	$1,522	$1,781	$2,580	$2,509	$428	$431	$4,530	$4,721

Total Return

	Special Situations		Residential Development		Agricultural Development		Total
YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010

Net operating income	$261	$269	$297	$326	$6	$11	$564	$606

Disposition gains	83	121	–	–	–	–	83	121

Investment and other income	(3)	24	38	7	1	2	36	33

	341	414	335	333	7	13	683	760

Interest expense	(102)	(85)	(135)	(84)	–	–	(237)	(169)

Current income taxes	(8)	(5)	(37)	(39)	–	–	(45)	(44)

Non-controlling interests	(54)	(160)	(85)	(110)	2	–	(137)	(270)

Funds from operations	177	164	78	100	9	13	264	277

Valuation gains

Included in IFRS statements

Fair value changes	(53)	143	(37)	(21)	25	19	(65)	141

Depreciation and amortization	(215)	(189)	(11)	(6)	(1)	(2)	(227)	(197)

Other items	(22)	–	–	–	–	–	(22)	–

Non-controlling interests	99	61	35	(3)	(12)	–	122	58

Not included in IFRS statements

Incremental values	75	50	–	125	–	–	75	175

Other gains	(61)	(85)	–	–	–	–	(61)	(85)

Total valuation gains	(177)	(20)	(13)	95	12	17	(178)	92

Total Return	$–	$144	$65	$195	$21	$30	$86	$369

56 BROOKFIELD ASSET MANAGEMENT	PART 3 | REVIEW OF OPERATIONS

Special Situations

Our special situations operations are focused on restructuring, operational turnarounds and other special situations where Brookfield’s operating capabilities can be utilized to create value.

We operate six institutional private equity funds with total invested capital of $1.1 billion and uninvested capital commitments from clients of $1.7 billion. We also directly own a number of investments that are outside the mandates of our private equity funds or other operating entities. Our share of the total invested capital is $1.0 billion at IFRS values or $1.5 billion after including an amount for incremental values that are not recorded under IFRS.

The private equity fund portfolios include 16 investments in a diverse range of industries. Our average investment is $36 million and our largest single exposure is $254 million on an IFRS basis and $68 million and $371 million, respectively, at fair value. We concentrate our investing activities on businesses with tangible assets and cash flow streams in order to better protect our capital.

Our largest direct investment is a 63% fully diluted interest in Norbord Inc. (“Norbord”), which is one of the world’s largest producers of oriented strand board. The market value of our investment in Norbord at December 31, 2011 was approximately $200 million based on stock market prices, which approximates our carrying value of $207 million, despite its share price being at a cyclical low.

Our share of the funds from operations produced by these entities during 2011 was $94 million, compared to $43 million in 2010. The following table segregates the principal components of fund from operations in the past two years, that accrue to Brookfield net of the amounts accruing to other fund investors:

	000000	000000	000000	000000
	Net Invested Capital		Funds from Operations
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2011	2010

Industrial and forest products	$585	$896	$59	$–

Energy and related services	150	132	17	11

Business services	207	174	11	9

Property and other	2	68	–	3

Bridge lending	53	61	7	20

	997	1,331	94	43

Asset monetizations	–	–	83	121

Incremental values	525	450	–	–

	$1,522	$1,781	$177	$164

Our share of asset monetization gains, after deducting the interests of our fund partners, was $83 million in the current year compared to $121 million in 2010. The 2011 gains are related to the recapitalization of our investment in a U.S. containerboard manufacturer as well as the disposition of non-core assets held within our property and other investments, while the 2010 gain is related to the disposition of 8.7 million common shares of Norbord and the sale of a specialty tissue producer with operations in Canada and Europe. Overall, the portfolio is performing as expected. The contribution from our bridge lending activities declined from $20 million to $7 million due to lower advance levels in 2011 and higher financing fees earned during 2010.

Valuation items included in total return were a loss of $177 million in 2011, compared to $20 million in 2010. These consist primarily of depreciation recorded on plant and equipment employed within our portfolio investee companies that was not offset by valuation gains.

Based on comparable transactions and market prices, we have recorded incremental fair value gains of approximately $525 million above IFRS carried costs, which in most cases reflect the excess of current valuations over distress acquisition prices.

Our performance in our special situations and other investments businesses is largely driven by disposition gains as opposed to operating earnings, as many of the assets are in a turnaround or restructuring process and consequently operating results are below stabilized levels. Accordingly, we view disposition gains as part of the normal activity for these businesses and include them in determining funds from operations.

REVIEW OF OPERATIONS | PART 3	2011 ANNUAL REPORT 57

Residential Development

Our residential operations are based primarily in Brazil and North America through two listed entities, with smaller directly held operations in Australia and the UK.

Our Brazilian business is one of the leading developers in Brazil’s real estate industry. These operations include land acquisition and development, construction, and sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential. The operations are conducted in Brazil’s main metropolitan areas, including São Paulo, Rio de Janeiro, the Brasilia Federal District, and the five other markets that collectively account for the majority of the Brazilian real estate market. The business, named Brookfield Incorporações, is listed on the principal stock exchange in Brazil.

Our North American business is conducted through Brookfield Residential Properties Inc., which we founded in 2011 with the merger of our U.S. business and the Canadian residential operations of Brookfield Office Properties. We hold approximately 73% of Brookfield Residential which is listed on the New York and Toronto stock exchanges. We are active in 10 principal markets located primarily in Alberta, California and Washington D.C. Area, and control over 100,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders.

The following table sets out a financial profile of our development businesses:

	000000	000000	000000	000000	000000	000000	000000	000000
	Brazil		North America		Australia/UK		Total
AS AT DECEMBER 31 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010

Inventory	$1,986	$1,909	$1,437	$1,382	$162	$138	$3,585	$3,429

Development land	856	775	844	799	288	477	1,988	2,051

Accounts receivable and other	2,021	1,800	94	189	28	44	2,143	2,033

	4,863	4,484	2,375	2,370	478	659	7,716	7,513

Debt	1,863	1,348	599	661	193	313	2,655	2,322

Accounts payable and other	1,752	1,780	273	231	36	37	2,061	2,048

Co-investor interests	785	887	510	622	–	–	1,295	1,509

	$463	$469	$993	$856	$249	$309	1,705	1,634

Incremental values							875	875

Net invested capital							$2,580	$2,509

Our development businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process. Accordingly, we look to metrics such as stock market valuations and financing appraisals to determine a more current value for these businesses and reflect any excess value as incremental values not otherwise recorded under IFRS.

Invested capital was relatively unchanged since the end of 2010. Our Brazilian operations continue to experience strong growth, although the amount of capital invested in the business declined as a result of lower currency exchange rates. We sold a large portion of our development land in Australia as we continue to scale back our operations in this market, and we have largely completed our withdrawal from the UK market in order to concentrate our activities in Brazil and North America where we have the strongest competitive advantages and scale.

58 BROOKFIELD ASSET MANAGEMENT	PART 3 | REVIEW OF OPERATIONS

The following table sets out the segmented operating results for the years ended:

	00000	00000	00000	00000	00000	00000	00000	00000
	Brazil		North America		Australia/UK		Total
YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010

Revenues	$1,781	$1,111	$819	$904	$258	$341	$2,858	$2,356

Direct expenses	1,565	931	692	747	266	345	2,523	2,023

Net operating income	216	180	127	157	(8)	(4)	335	333

Interest expense	90	63	34	–	11	21	135	84

Current income taxes	18	43	19	(3)	–	(1)	37	39

Non-controlling interests	62	44	23	66	–	–	85	110

Funds from operations	$46	$30	$51	$94	$(19)	$(24)	$78	$100

Our Brazilian operations continue to experience strong growth reflecting continued economic expansion within the country. Contracted sales and new project launches continued to exceed average results for the last 12 months as shown in the following table, which represents the operating results for the last three years in Brazilian currency.

	00000000	00000000	00000000
YEARS ENDED DECEMBER 31 (R$ MILLIONS)	2011	2010	2009

Project completions	$1,952	$922	$654

Contracted sales	4,387	3,621	2,260

Project launches	3,930	2,981	2,675

Accounting profits for most of our projects are not recorded until substantial completion, which typically does not occur until 24 to 30 months after project launch, and 12 to 18 months after contracting sales. Accordingly, reported revenues under IFRS in the current period of R$2,889 million reflect lower activity levels prior to 2010, and results are highly dependent on how many condominium and office projects reach substantial completion in a particular period. We estimate that cash flow would be $59 million higher on a percentage-of-completion basis for the year end; $38 million higher in 2010.

The decline in North American cash flows reflects lower sales volumes. We closed 1,295 homes and 2,301 lots during the year, compared to 1,600 and 2,548, respectively, during 2010 and continued to experience low levels of U.S. activity.

The 2011 results for Australia and the UK include the bulk sale of residential holdings in Perth while the 2010 results reflect the completion of a large project in London.

Agricultural Development

We have operated in the agri-business in Brazil for close to 30 years and are continuing to capitalize on this experience by building our operations to take advantage of Brazil’s position as an agricultural super power. We conduct these activities privately, and more recent investments are being made through an institutional fund which we raised in 2011. Our operations encompass approximately 400,000 acres of agricultural land in the States of São Paulo, Mato Grosso, Mato Grosso do Sul, Minas Gerais and Tocantins. These lands are predominantly used for cattle, and for the planting of soya and sugar cane.

Our R$620 million Brookfield Brazil Agriland Fund is currently 15% invested. Our total investment, including our historical business as well as new investments through the Fund, is approximately $428 million, and is carried at fair value under IFRS and revalued in the normal quarterly process.

Our business model is to acquire lands in areas where cattle production is the prevailing use, and make substantial investment into the lands to convert them to crop use. In our initial stages of conversion, we usually plant soya, but when further infrastructure can be attracted to the region, sugar cane is planted, and in most cases is the highest and best use for these lands as this forms the feedstock for the ethanol industry in Brazil. This conversion process has in the past generated a significant increase in value of the underlying lands and, as a result, excellent returns on investment. We believe this should continue in the future as the industry grows to serve increasing global demand for food and fuel.

REVIEW OF OPERATIONS | PART 3	2011 ANNUAL REPORT 59

Outlook and Growth Initiatives

We are continuing to observe improving business conditions for most of our investees within our special situation portfolios, which should lead to improved operating cash flow and, together with favourable capital markets may facilitate their sale, consistent with our strategy.

The continued economic expansion within Brazil, combined with favourable demographics and supportive government policies have all contributed to increased sales and are expected to continue. We have focused our operations on major markets, and have established a “top-three” presence in the core markets that represent over 60% of the country’s GDP, which positions us to continue to participate in this growth.

We believe our North American operations will continue to benefit from our strong market share within the energy-focused Alberta market, which will provide us with a strong source of cash flow and a wide variety of attractive investment opportunities and growth. In addition, we believe are very well positioned to benefit from the eventual recovery in U.S. markets. At the end of 2011, the North American backlog of homes sold but not delivered was 659, with a sales value of $264 million, compared to 377 homes with a value of $151 million at the same time last year.

We remain confident that we can achieve attractive returns within our Brazilian agricultural operations based on the country’s strong competitive position as a leading agricultural producer and will endeavour to deploy additional capital on behalf of ourselves and our clients. We have an active pipeline for investments in 39 properties with an approximate total value of R$ 1.7 billion. We are in the process of concluding investments which will require total capital of approximately $100 million which has been recently called from our Brazil Agriland Fund in regards to these investments.

CASH AND FINANCIAL ASSETS

We continue to maintain elevated liquidity levels because we continue to pursue a number of attractive investment opportunities. As at December 31, 2011, our consolidated core liquidity was approximately $3.9 billion, consisting of $2.4 billion at the corporate level and $1.5 billion within our principal operating subsidiaries. Core liquidity consists of cash, financial assets and undrawn committed credit facilities. In addition to our core liquidity, we have $5.4 billion of uninvested capital allocations from our investment partners that are available to fund qualifying investments.

	000000	000000	000000	000000
	Net Invested Capital		Investment and Other Income
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2011	2010

Financial assets

Government bonds	$485	$628

Corporate bonds	193	194

Other fixed income	66	66

High-yield bonds	190	98

Preferred shares	289	267

Common shares	493	328

Loans receivable/deposits	218	212

Total financial assets	1,934	1,793	$169	$375

Cash and cash equivalents	41	57	–	–

Deposits and other liabilities	(514)	(307)	(43)	(64)

Net invested capital	$1,461	$1,543	$126	$311

Government and corporate bonds include short duration securities for liquidity purposes and longer dated securities that match insurance liabilities.

60 BROOKFIELD ASSET MANAGEMENT	PART 3 | REVIEW OF OPERATIONS

In addition to the carrying values of financial assets, we hold credit default swaps with a notional value of $830 million pursuant to which we have purchased protection against the reference debt instrument and $140 million of notional value where we have sold protection. The carrying value of these derivative instruments reflected in our financial statements at December 31, 2011 was negligible. Deposits and other liabilities include broker deposits, a small number of borrowed securities that have been sold short and other associated short-term liabilities of $225 million.

Investment and Other Income

Funds from operations includes disposition gains and realized and unrealized gains or losses on other capital markets positions, including fixed income and equity securities, credit investments, foreign currency and interest rates.

Due to the capital market volatility during the year, we recorded mark-to-market losses on investment positions totalling approximately $62 million during the year. This compared with 2010 which included mark-to-market and disposition gains of approximately $177 million.

SUSTAINING CAPITAL EXPENDITURES

The following table shows our estimated proportionate share of annualized sustaining capital expenditures based on our operating base at each of those dates for the years ended December 31, 2011 and 2010:

	00000000	00000000
YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010

Property	$40	$20

Renewable power	55	50

Infrastructure	30	20

Private equity	40	40

Asset management, investment income and other	–	–

Total	$165	$130

We estimate that our operating base as at December 31, 2011 requires annual expenditures of $165 million to maintain their existing economic capacity, compared to $130 million in the prior year. Sustaining capital expenditures in our property operations increased on an annualized basis from costs incurred in our North American retail operations, which was acquired in late 2010.

REVIEW OF OPERATIONS | PART 3	2011 ANNUAL REPORT 61

PART 4 – CAPITALIZATION

FINANCING STRATEGY

The strength of our capital structure and the liquidity that we maintain enable us to achieve a low cost of capital for our shareholders and, at the same time, provide us with the flexibility to react quickly to potential investment opportunities and adverse changes in economic circumstances.

The following are the key elements of our capital strategy:

•	Co-invest with partners through listed and unlisted funds to broaden sources of equity capital;

•	Match fund our long-life assets with long-duration mortgage financings with a diversified maturity schedule;

•	Provide recourse only to the specific assets being financed, with limited cross collateralization or parental guarantees;

•	Limit borrowings to investment-grade levels based on anticipated performance throughout a business cycle;

•	Structure our affairs to facilitate access to a broad range of capital and liquidity at multiple levels of the organization; and

•	Maintain access to a diverse range of financing markets.

Our strategy is to have two flagship entities within each platform, one listed and one unlisted, through which capital will be invested by us and our partners. For example, within our infrastructure operations, we have established Brookfield Infrastructure Partners, a publicly listed entity that has a $5.1 billion market capitalization, and the Brookfield Americas Infrastructure Fund, a private investment partnership with $2.7 billion of committed capital from institutional investors. These two entities are supplemented from time-to-time with additional listed and unlisted niche entities, such as our Latin American country-specific funds and timber funds. This provides us with access to both listed and private equity capital. This year we established Brookfield Renewable Energy Partners as a $7.2 billion market capitalization publicly listed pure-play renewable energy company.

Most of our borrowings are in the form of long-term, property-specific financings such as mortgages or project financings secured only by the specific assets. The diversification of our maturity schedule means that financing requirements in any given year are manageable. Limiting recourse to specific assets or business units ensures that weak performance by one asset or business unit does not compromise our ability to finance the balance of the operations.

Our focus on structuring financings with investment-grade characteristics ensures that debt levels on any particular asset or business can typically be maintained throughout a business cycle, and also enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed. Furthermore, our ability to finance at the parent, operating unit, and asset level on a private or public basis means that we are not overly dependent on any particular segment of the capital markets or the performance of any particular unit.

To enable us to react to attractive investment opportunities and deal with contingencies when they arise, we typically maintain a high level of liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity, which we refer to as “core liquidity,” consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We generate substantial liquidity within our operations on an ongoing basis through our operating cash flow, as well as from the turnover of assets with shorter investment horizons and periodic monetization of our longer-dated assets through sales, refinancings or co-investor participations. Accordingly, we believe we have the necessary liquidity to manage our financial commitments and to capitalize on opportunities to invest capital at attractive returns.

62 BROOKFIELD ASSET MANAGEMENT	PART 4 | CAPITALIZATION

LIABILITY REVIEW

Borrowings

Corporate Borrowings

		Maturity
AS AT DECEMBER 31, 2011 (MILLIONS)	Average Term	2012	2013	2014	2015 & After	Total

Commercial paper and bank borrowings	4	$–	$–	$–	$1,042	$1,042

Term debt	8	425	75	519	1,640	2,659

	7	$425	$75	$519	$2,682	$3,701

Commercial paper and bank borrowings represent shorter-term borrowings pursuant to, or backed by, $2.2 billion of committed revolving term credit facilities of which $300 million have a 364-day term, $1.6 billion have a four-year term and $300 million have a five-year term. As at December 31, 2011, approximately $204 million (December 31, 2010 – $174 million) of the facilities were utilized for letters of credit issued to support various business initiatives.

Term debt consists of public bonds and private placements, all of which are fixed rate and have maturities ranging from 2012 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

Our corporate borrowings have an average term of seven years (December 31, 2010 – eight years). The average interest rate on our corporate borrowings was 5.2% at December 31, 2011 (December 31, 2010 – 5.5%).

Property-Specific Borrowings

As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages that have recourse only to the assets being financed and have no recourse to the Corporation.

		Proportionate		Consolidated
AS AT DECEMBER 31 (MILLIONS)	Average Term	2011	2010	2011	2010

Property

Office	4	$5,954	$6,402	$11,398	$8,450

Retail	5	4,383	2,297	1,371	1,718

Opportunity, finance and development	3	1,436	1,151	2,927	2,572

Renewable power	10	3,016	2,818	4,197	3,834

Infrastructure	7	2,126	1,995	4,802	4,463

Private equity	2	1,622	1,163	3,174	2,287

Other	2	546	130	546	130

Total	5	$19,083	$15,956	$28,415	$23,454

Our proportionate share of property-specific borrowings in commercial properties increased during 2011 due to our increased ownership of General Growth Properties. This did not impact consolidated liabilities as the investment is equity accounted. Consolidated borrowings increased due to the consolidation of our U.S. Office Fund, which was previously equity accounted, and accordingly had little impact on our proportionate levels.

Subsidiary Borrowings

We capitalize our subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partially owned subsidiaries.

CAPITALIZATION | PART 4	2011 ANNUAL REPORT 63

	0000000	0000000	0000000	0000000	0000000
		Proportionate		Consolidated
AS AT DECEMBER 31 (MILLIONS)	Average Term	2011	2010	2011	2010

Subsidiary borrowings

Property	3	$939	$757	$743	$579

Renewable power	8	965	1,152	1,323	1,152

Infrastructure	2	32	40	114	148

Private equity	3	754	766	1,273	1,233

Other	2	1	37	–	37

Contingent swap accruals[1]	4	988	858	988	858

Total	4	$3,679	$3,610	$4,441	$4,007

1.	Guaranteed by the Corporation

Subsidiary borrowings have no recourse to the Corporation with only a limited number of exceptions. As at December 31, 2011, subsidiary borrowings included $988 million (December 31, 2010 – $858 million) of contingent swap accruals that are guaranteed by the Corporation.

– Contingent Swap Accruals

We entered into interest rate swap arrangements with AIG Financial Products (“AIG-FP”) in 1990, which include a zero coupon swap that was originally intended to mature in 2015. Our financial statements include an accrual of $988 million in respect of these contracts, which represents the compounding of amounts based on interest rates from the inception of the contracts. We have also recorded $274 million in accounts payable and other liabilities which represents the difference between the present value of any future payments under the swaps and the current accrual. We believe that the financial collapse of American International Group (“AIG”) and AIG-FP triggered a default under the swap agreements, thereby terminating the contracts with the effect that we are not required to make any further payments under the agreements, including the amounts which might, depending on various events and interest rates, otherwise be payable in 2015. AIG disputes our assertions and therefore we have commenced legal proceedings seeking a declaration from the court confirming our position. We recognize this may not be determined for a considerable period of time, and therefore will continue to account for the contracts as we have in prior years until we receive clarification.

Accounts Payable and Other

	0000000	0000000	0000000	0000000
	Corporate		Consolidated
AS AT DECEMBER 31 (MILLIONS)	2011	2010	2011	2010
Accounts payable	$249	$163	$5,342	$4,581

Other liabilities	1,263	1,393	3,924	5,753

	$1,512	$1,556	$9,266	$10,334

Other liabilities decreased on a consolidated basis following the successful sale of held-for-sale operations which we had acquired as part of a larger transaction, resulting in the removal of $1.9 billion of the associated liabilities.

Capital Securities

Capital securities are preferred shares that are mostly denominated in Canadian dollars and are classified as liabilities because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity based on the market price of our Class A Limited Voting Shares at that time unless previously redeemed by us. The dividends paid on these securities are recorded in interest expense.

The average distribution yield on the capital securities at December 31, 2011 was 5.5% (December 31, 2010 – 5.5%) and the average term to the holders’ conversion date was three years as at December 31, 2011 (December 31, 2010 – three years).

64 BROOKFIELD ASSET MANAGEMENT	PART 4 | CAPITALIZATION

		Deconsolidated		Proportionate		Consolidated
AS AT DECEMBER 31 (MILLIONS)	Average Term to Conversion	2011	2010	2011	2010	2011	2010
Issued by the Corporation	2	$656	$669	$656	$669	$656	$669

Issued by Brookfleld Office Properties	3	–	–	497	519	994	1,038

	3	$656	$669	$1,153	$1,188	$1,650	$1,707

Interest Expense

The following table illustrates interest expenses incurred during 2011 and 2010 by category and segment.

	0000000	0000000	0000000	0000000
	Corporate		Consolidated
YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2011	2010

Corporate	$197	$178	$197	$178

Property-specific	–	–	1,724	1,266

Subsidiary	111	99	337	291

Capital securities	37	36	94	94

	$345	$313	$2,352	$1,829

Interest expense from corporate borrowings increased by approximately $20 million due to higher average borrowing levels over the course of the year, as well as slightly higher exchange rates on Canadian dollar borrowings.

The following table presents property-specific and subsidiary borrowings expense by operating segment.

	0000000	0000000	0000000	0000000
	Property Specific		Subsidiary
YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2011	2010

Property	$930	$730	$27	$24

Renewable power	330	298	64	77

Infrastructure	318	134	22	7

Private equity	124	87	113	82

Other	22	17	111	101

	$1,724	$1,266	$337	$291

The consolidation of our U.S. Office Fund in 2011, and a number of our infrastructure operations in late 2010, resulted in us recording the interest expense incurred by these units in our consolidated results, whereas previously it was presented on a net basis within equity accounted results. These two events gave rise to increases in property-specific and subsidiary borrowing expenses.

The majority of our borrowings are fixed rate long-term financings. Accordingly, changes in interest rates have minimal short-term impact on our cash flows. We do not record changes in the value of our long-term financings in determining net asset value or operating results, with very limited exceptions.

As at December 31, 2011, our net floating rate liability position on a proportionate basis was $4.7 billion (December 31, 2010 – $4.1 billion). As a result, a 10 basis-point increase in interest rates would decrease funds from operations by $ 5 million. Notwithstanding our practice of match funding long-term assets with long-term debt, we do believe that the values and cash flows of certain assets are more appropriately matched with floating rate liabilities. We utilize interest rate contracts to manage our overall interest rate profile so as to achieve an appropriate floating rate exposure while preserving a long-term maturity profile.

The impact of a 10 basis-point increase in long-term interest rates on financial instruments recorded at market value is estimated to increase net income by $2 million on an annualized basis before tax, based on our positions at December 31, 2011.

CAPITALIZATION | PART 4	2011 ANNUAL REPORT 65

We have been active in taking advantage of low long-term rates to fix the coupons on floating rate debt and near-term maturities. This has resulted in an increase in our current borrowing expense but we believe this will result in lower costs in the long term. We have entered into $2.8 billion notional amount of interest rate contracts ($1.8 billion net to the Corporation) to lock in the risk free component of interest rates for debt refinancings over the next four years at an average risk free rate of 2.79%. The effective rate will be approximately 3.76% at the time of issuance which reflects the premium relating to the projected steepness of the yield curve during this period. This represents approximately 50% of expected issuance into the North American markets. The value of these contracts is correlated with changes in the reference interest rate, typically the U.S. 10-year government bond such that a 10 basis-point change in the interest rate would result in a $31 million change in mark-to-market ($21 million net to Brookfield) being recorded in other comprehensive income.

SHAREHOLDER EQUITY

Preferred Equity

Preferred equity is comprised of perpetual preferred shares and therefore represents permanent non-participating equity that provides attractive low-cost leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	0000000	0000000	0000000
AS AT DECEMBER 31 (MILLIONS)	Average Rate	2011	2010

Floating rate	2.12%	$480	$480

Fixed rate	4.75%	355	355

Fixed rate-reset	5.28%	1,305	823

	4.42%	$2,140	$1,658

We issued C$235 million of 4.6% perpetual rate-reset preferred shares in February 2011 and C$250 million of 4.8% perpetual rate-reset preferred shares in October 2011. Fixed rate-reset preferred shares have an initial rate that is fixed for an initial five to seven year period and is then reset after that time at a pre-determined to spread to the government bond yield.

66 BROOKFIELD ASSET MANAGEMENT	PART 4 | CAPITALIZATION

Non-controlling Interests in Net Assets

Interests of co-investors in net assets are comprised of three components: participating equity interests, participating interests held by other investors in funds that are treated as liabilities for accounting purposes, and non-participating preferred equity issued by subsidiaries.

	000000000	000000000		000000000	000000000	000000000	000000000
	Book Value			Funds From Operations[2]		Valuation Gains
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010		2011	2010	2011	2010

Participating equity interests

Properties

Brookfield Office Properties	$5,784	$4,730		$309	$278	$732	$489

Property funds and other	2,785	2,354	[1]	132	185	191	(42)

Renewable power

Brookfield Renewable Energy Partners	1,726	–		118	–	423	–

Projects and funds	533	260		27	111	–	180

Infrastructure

Utilities	1,162	1,227		178	50	(131)	100

Transport and energy	1,706	1,139		137	66	199	89

Timber	1,214	1,118		63	13	179	37

Private equity, development and corporate

Brookfield Incorporações S.A.	784	887		62	43	(31)	(30)

Brookfield Residential Properties Inc.	510	639	[1]	23	67	1	–

Other	839	1,094		52	160	(92)	(50)

	17,043	13,448		1,101	973	1,471	773

Interest of others in funds	333	1,562		–	–	–	–

	17,376	15,010		1,101	973	1,471	773

Non-participating interests

Brookfield Office Properties	816	562		51	15	–	–

Brookfield Renewable Power Fund	245	253		13	10	–	–

Brookfield Australia	412	476		38	33	–	–

	1,473	1,291		102	58	–	–

	$18,849	$16,301		$1,203	$1,031	$1,471	$773

1.	Restated to reflect the merger and spin out of our Canadian residential operations in early 2011
2.	Excludes disposition gains of $100 million and $59 million for the years ended December 31, 2011 and 2010, respectively, related to non-controlling interests and included in total FFO

We began consolidating the U.S. Office Fund during the third quarter of 2011 and the increase in non-controlling interests in Property Funds primarily relates to our co-investors’ share of the Fund.

We formed Brookfield Renewable Energy Partners in November 2011 which includes the operations of our predecessor Canadian renewable power fund as well as our U.S. and Brazil facilities. The minority interests in units of BREP are recorded as equity interests whereas the units of the predecessor fund were recorded as liabilities, resulting in a reduction in “interests of others in funds” and the establishment of participating equity interests for BREP. The non-controlling interests in BREP are based on the carrying value of that entity and do not include our directly-held energy marketing operations.

We issued C$250 million of non-participating preferred shares from our 50% owned subsidiary, Brookfield Office Properties, in the third quarter of 2011.

CAPITALIZATION | PART 4	2011 ANNUAL REPORT 67

Common Equity

We repurchased 6.1 million Class A Limited Voting Shares during 2011 at an average price of $30.27 per share and issued 45.1 million Class A Limited Voting Shares for proceeds of $ 1.5 billion in connection with the additional investment in General Growth Properties.

The company holds 3.2 million Class A Limited Voting Shares for management long-term share ownership programs, which have been deducted from the total amount of shares outstanding.

Issued and Outstanding Shares

Changes in the number of issued and outstanding Class A Limited Voting Shares for the past two years are as follows:

	000000	000000
YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010
Outstanding at beginning of year	577.7	572.9
Issued (repurchased)

Share issuances	45.1	–

Repurchases	(6.1)	–

Management share option plan	2.5	4.7

Dividend reinvestment plan	0.1	0.1

Outstanding at end of year	619.3	577.7
Unexercised options	37.9	38.4

Total diluted shares at end of year	657.2	616.1

In calculating our book value per share, the cash value of our unexercised options of $840 million (December 31, 2010 – $813 million) is added to the book value of our common equity of $16,751 million (December 31, 2010 – $12,795 million) prior to dividing by the total diluted shares presented above.

As of March 14, 2012, the Corporation had outstanding 617,706,215 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares.

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	0000000	0000000	0000000	0000000
	Funds From Operations		Net Income
YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010	2011	2010
Funds from operations/net income	$1,052	$1,106	$1,957	$1,454
Preferred share dividends	(106)	(75)	(106)	(75)

	946	1,031	1,851	1,379
Capital securities dividends[1]	–	–	38	36

Funds from operations/net income available for shareholders	$946	$1,031	$1,889	$1,415

Weighted average shares	616.2	574.9	616.2	574.9
Dilutive effect of the conversion of options using treasury stock method	10.8	9.6	10.8	9.6
Dilutive effect of the conversion of capital securities[1,2]	–	–	26.0	23.0

Shares and share equivalents	627.0	584.5	653.0	607.5

1.

Subject to the approval of the Toronto Stock Exchange, the Series 10,11,12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder

2.	The number of shares is based on 95% of the quoted market price at period-end

Foreign Currencies

As at December 31, 2011, our net tangible asset value of $21.8 billion was invested in the following currencies, prior to the impact of any financial contracts: United States – 46%; Australia – 18%; Brazil – 19%; Canada – 12%; and other – 5%. From time to time, we utilize financial contracts to adjust these exposures.

68 BROOKFIELD ASSET MANAGEMENT	PART 4 | CAPITALIZATION

CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET ARRANGEMENTS

Contractual Obligations

The following table presents the contractual obligations of the company by payment periods:

	Payments Due By Period
AS AT DECEMBER 31 (MILLIONS)	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years

Corporate borrowings	3,701	425	593	1,336	1,347

Non-recourse borrowings

Property-specific mortgages	28,415	3,292	10,735	4,172	10,216

Other debt of subsidiaries	4,441	499	1,312	1,587	1,043

Capital securities	1,650	395	638	454	163

Lease obligations[1]	93	21	31	13	28

Commitments	1,363	1,363	–	–	–

Interest expense[2]

Long-term debt	9,479	2,124	3,237	1,999	2,119

Capital securities	234	74	99	49	12

Interest rate swaps	547	97	145	113	192

1.	Included in accounts payable and other
2.	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates

Commitments of $1.4 billion (2010 – $1.4 billion) represent various contractual obligations of the company and its subsidiaries assumed in the normal course of business, including commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations, of which $300 million (2010 – $147 million) is included within “accounts payable and other” in the consolidated balance sheets. All other balances, with the exception of interest expense incurred in future periods, are included in our consolidated balance sheet.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past, nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

Our wholly-owned energy marketing group has also committed to purchase power and other wind generation received by 68% owned Brookfield Renewable Energy Partners as further described on page 50.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

CAPITALIZATION | PART 4	2011 ANNUAL REPORT 69

Off Balance Sheet Arrangements

We conduct our operations primarily through entities that are fully or proportionately consolidated in our financial statements. We do hold non-controlling interests in entities which are accounted for on an equity basis, as are interests in some of our funds; however we do not guarantee any financial obligations of these entities other than our contractual commitments to provide capital to funds, which are limited to predetermined amounts. Our equity accounted investments are included as Investments in our consolidated financial statements and our proportionate share of their debt is included in the table on page 119.

We utilize various financial instruments in our business to manage risk and make better use of our capital. The fair values of these instruments that are reflected on our balance sheets are disclosed in Note 4 to our consolidated financial statements and under Financial and Liquidity Risks beginning on page 82.

ADDITIONAL FINANCIAL INFORMATION

Consolidated Statements of Cash Flows

The following table summarizes the company’s cash flows on a consolidated basis:

	000000	000000
YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010

Operating activities	$676	$1,420

Financing activities	2,65	854

Investing activities	(2,977)	(1,904)

Increase in cash and cash equivalents	$349	$370

Operating Activities

Cash flow from operating activities consists of net income, including the amount attributable to co-investors, less non-cash items such as equity accounted income, fair value changes, depreciation and deferred income taxes, partially offset by capital invested in our residential inventories, and adjusted for changes in non-cash working capital.

Financing Activities

	000000	000000
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010

Per IFRS financial statements	$2,650	$854

Add: equity issued not reflected in the financial statements	907	1,074

	$3,557	$1,928

Financing activities generated $3.6 billion of net proceeds in 2011 compared to $1.9 billion in 2010. The company issued $1.5 billion of Class A Limited Voting Shares and $468 million of preferred equity, the proceeds of which were primarily used to fund our incremental ownership interest in General Growth Properties, of which $0.9 billion of common shares were issued directly in exchange for General Growth Properties shares and, accordingly, neither the issue or investment is included in the statement of cash flows. We also repurchased $106 million of our Class A Limited Voting Shares at a discount to our intrinsic value. Our office property subsidiary issued $247 million of preferred shares and our publicly listed infrastructure partnership issued $460 million of limited partnership units, the proceeds of which were used to further expand their business.

Net proceeds from debt issuances were $1.7 billion during 2011, the proceeds of which were used to fund the acquisition and development of property, power and infrastructure assets.

Financing activities in the prior year included $1.3 billion of corporate and subsidiary preferred share issuances. We issued $1.1 billion of limited partnership units from our Infrastructure partnership as part of a merger transaction that was not reflected in the statements of cash flows because it was a share exchange.

70 BROOKFIELD ASSET MANAGEMENT	PART 4 | CAPITALIZATION

Investing Activities

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010

Per IFRS financial statements	$(2,977)	$(1,904)

Add: equity issued not reflected in the financial statements	(907)	(1,074)

	$(3,884)	$(2,978)

We invested $3.9 billion in our operations in 2011, compared to $3.0 billion in 2010. We acquired an incremental $1.7 billion investment in General Growth Properties, primarily funded through the issuance of $1.5 billion of Class A Limited Voting Shares and preferred equity. We invested $0.9 billion in our Renewable Power operations, completing the development of our Ontario Wind project and we acquired two late stage wind development projects in the U.S. as well as two hydro projects in Brazil. Our infrastructure operations continued to invest in the expansion of our Australian railroad and coal terminal.

In 2010, we completed the merger of Brookfield Infrastructure with Prime Infrastructure, in addition to a number of acquisitions and development initiatives across our operating platforms.

Quarterly Results

Total revenues, net income for the eight most recent quarters are as follows:

	2011				2010
THREE MONTHS ENDED (MILLIONS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenues	$4,122	$4,423	$3,963	$3,413	$3,666	$3,550	$3,376	$3,031

Asset management and other services.	98	119	95	76	126	90	78	71

Revenues less direct operating costs Property	495	418	421	344	364	447	359	325

Renewable power	146	188	220	186	188	157	164	239

Infrastructure	182	186	200	188	76	40	58	47

Private equity	206	98	131	103	135	166	227	100

Equity accounted income	159	167	173	177	132	126	121	115

Investment and other income	73	51	71	133	73	183	107	140

	1,359	1,227	1,311	1,207	1,094	1,209	1,114	1,037

Expenses

Interest	620	622	564	546	513	452	437	427

Operating costs	129	119	118	115	121	94	109	93

Current income taxes	17	26	21	33	13	38	25	21

Non-controlling interests in net income before the following	340	224	360	285	286	271	318	215

Income prior to other items	253	236	248	228	161	354	225	281

Fair value changes[1]	835	544	1,154	282	1,849	(54)	(1)	128

Depreciation and amortization	(228)	(224)	(231)	(221)	(215)	(193)	(208)	(179)

Future income taxes	(240)	(64)	(103)	(4)	(10)	(36)	39	(36)

Non-controlling interests in the foregoing items	(32)	(239)	(230)	(7)	(696)	41	34	(30)

Net income	$588	$253	$838	$278	$1,089	$112	$89	$164

1.	Includes fair value changes included within equity accounted investments

CAPITALIZATION | PART 4	2011 ANNUAL REPORT 71

Funds from operations for the eight most recent quarters are as follows:

	2011				2010
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Income prior to other items	$253	$236	$248	$228	$161	$354	$225	$281

Disposition gains[1]	18	5	61	3	–	–	–	85

Funds from operations and gains	271	241	309	231	161	354	225	366

Preferred share dividends	29	26	26	25	22	18	19	16

Funds from operations to Brookfield common equity	$242	$215	$283	$206	$139	$336	$206	$350

Common equity – book value	$16,751	$14,507	$15,765	$14,691	$12,795	$12,164	$11,637	$11,997

Shares outstanding	619.3	619.2	621.5	621.1	577.7	576.1	574.9	574.0

Per share Funds from operations	$0.38	$0.35	$0.45	$0.33	$0.24	$0.57	$0.35	$0.60

Net income	0.86	0.36	1.26	0.41	1.80	0.16	0.12	0.25

Dividends	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13

IFRS Book value[2]	26.77	23.33	25.22	23.60	22.09	21.06	20.19	20.84

Market trading price (NYSE)	27.48	27.55	33.17	32.46	33.29	28.37	22.62	25.42

1.	Represents gains that are not recorded in net income for IFRS purposes
2.	Excludes dilution from capital securities which the company intends to redeem prior to conversion

Funds from operations and net income on a quarterly basis are impacted by seasonality from certain of the company’s operating platforms, mark-to-market adjustments of the company’s property and timber assets, as well as financial assets which are recorded at fair value. The quarterly variances in our operating platforms, including variances between the fourth quarter of 2011 and 2010, reflect the following:

Our property operations, which consist of office, retail and opportunity, finance and development assets, generate consistent results due to the long-term nature of the contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Net operating income increased in the third and fourth quarter of 2011 as a result of the consolidation of our U.S. Office Fund, which was previously included in equity accounted income. Funds from operations in the fourth quarter of 2011 include $48 million of disposition gains, our share of which was $17 million, on the sale of three Brazilian malls.

The company’s renewable power operations are impacted by seasonal water inflows and pricing. During the fall rainy season and spring thaw, water inflows tend to be the highest leading to higher generation; however prices tend not to be as strong as the summer and winter seasons due to the more moderate weather conditions during the fall and spring and associated reductions in demand for electricity. Net operating income decreased by $42 million in the fourth quarter of 2011 compared to the same period in 2010 as a result of lower hydrology and lower realized pricing on our merchant power sales.

Infrastructure revenues include the net operating income from our Utilities, Transport and Energy, and Timber operations. Our Utilities, Transport and Energy operations increased over the prior year as a result of our increased ownership of a global portfolio of infrastructure businesses in the fourth quarter of 2010.

The company’s private equity operations includes our Brazilian and North American residential developers, which tend to be seasonal in nature, with the fourth quarter typically the strongest as most of the construction is completed and homes are delivered. The company’s residential operations recognize revenue at the time of delivery, as opposed to over the life of the project, and as a result, operating income varies depending on the number of projects completed in a particular quarter. This can have a noticeable impact on the results from our Brazilian operations which involve the development of multi-unit condominium buildings as opposed to single-family dwellings. The higher amount of income in the fourth quarter of 2011 in comparison to the same period in the prior year is a result of the higher amount of sales and deliveries in the company’s Canadian and Brazilian residential operations. Also included within private equity is our special situations operations which tend to fluctuate on a quarterly basis as a result of certain of the underlying investments having seasonal operations as well as the timing of acquisitions and dispositions of operations.

72 BROOKFIELD ASSET MANAGEMENT	PART 4 | CAPITALIZATION

Other variances on a quarterly basis include the company’s, investment and other income, interest expense and fair value changes. Investment income varies on a quarterly basis depending on mark-to-market gains as well as the timing of recognition of certain disposition gains. The increase in interest expense in the third and fourth quarter of 2011 is a result of the consolidation our U.S. Office Fund, and we commenced consolidation of a number of infrastructure businesses in the fourth quarter of 2010. Fair value changes include the non-cash mark-to-market of the company’s property, timber assets and power sales contracts, in addition to the fair value changes of certain of the company’s other financial liabilities. Fair value adjustments in the current quarter include the following: $771 million of revaluation gains on our office and retail properties in addition to $120 million of fair value increases in our Infrastructure operations. Fair value changes in the fourth quarter of 2010 included valuation gains on our commercial property operations, a revaluation gain on the revaluation of the underlying assets on completion of the Prime Acquisition and a gain on the company’s power contracts.

Corporate Dividends

The dividends paid by Brookfield on outstanding securities during the past three years are as follows:

	Distribution per Security
	2011	2010	2009

Class A Limited Voting Shares	$0.52	$0.52	$0.52

Class A Preferred Shares

Series 2	0.53	0.43	0.39

Series 4 + Series 7	0.53	0.43	0.39

Series 8	0.76	0.61	0.56

Series 9	1.10	1.06	0.96

Series 10	1.45	1.39	1.26

Series 11	1.40	1.33	1.21

Series 12	1.36	1.31	1.19

Series 13	0.53	0.43	0.39

Series 14	1.91	1.52	1.47

Series 15	0.43	0.28	0.25

Series 17	1.20	1.15	1.04

Series 18	1.20	1.15	1.04

Series 21	1.27	1.21	1.10

Series 22[1]	1.77	1.70	0.92

Series 24[2]	1.36	1.25	_

Series 26[3]	1.14	0.19	_

Series 28[4]	1.03	_	_

Series 30[5]	0.19	_	_

1.	Issued June 4, 2009
2.	Issued January 14, 2010
3.	Issued October 29, 2010
4.	Issued February 8, 2011
5.	Issued November 2, 2011

Dividends on the Class A Limited Voting Shares are declared in U.S. dollars whereas Class A Preferred Share dividends are declared in Canadian dollars.

CAPITALIZATION | PART 4	2011 ANNUAL REPORT 73

THREE YEAR FINANCIAL REVIEW

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS; UNAUDITED)	2011 IFRS	2010 IFRS	2009 CGAAP

Per Class A Limited Voting Share (fully diluted)

Intrinsic value per share[1]	$40.99	$37.45	$34.20

Total return	5.33	3.23	n/a

Net income	2.89	2.33	0.71

Market trading price – NYSE	27.48	33.29	22.18

Dividends paid	0.52	0.52	0.52

Class A and B Limited Voting Shares outstanding

Basic	619.3	577.7	572.9

Diluted	657.2	616.1	607.8

Total (millions)

Total assets under management[1],[2]	$151,720	$121,558	$108,342

Consolidated balance sheet assets	91,030	78,131	61,902

Corporate borrowings	3,701	2,905	2,593

Intrinsic value of common equity[1]	26,098	22,261	20,154

Revenues	15,921	13,623	12,082

Total return	3,345	2,054	n/a

Consolidated net income	3,674	3,195	673

– for Brookfield shareholders	1,957	1,454	454

Consolidated funds from operations[3]	2,355	2,196	1,929

– for Brookfield shareholders[3]	1,052	1,106	1,037

1.

Reflects carrying values on a pre-tax basis prepared in accordance with procedures and assumptions utilized to prepare the company’s IFRS financial statements, adjusted to reflect incremental values and asset management franchise value (see Management’s Discussion and Analysis of Financial Results)

2.	Assets under management for 2009 reflect the combination of fair values and Canadian GAAP carrying values
3.	Excludes major disposition gains for 2009 to be consistent with 2010 and 2011 presentation

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Accounting Policies and Critical Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies and to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our 2011 Financial Statements contains a description of the company’s accounting policies and the critical judgments and estimates utilized in the preparation of the consolidated financial statements.

In making critical judgments and estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain. For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2011 consolidated financial statements.

74 BROOKFIELD ASSET MANAGEMENT	PART 4 | CAPITALIZATION

Future Changes in Accounting Policies

I.   Income Taxes

In December 2010, the IASB made amendments to IAS 12, Income Taxes (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property. The amendments introduce a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012. The company has not yet determined the impact of the amendments to IAS 12 on its consolidated financial statements.

II. Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if all the respective standards are simultaneously applied.

IFRS 10 replaces IAS 27 and SIC-12, Consolidation-Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee’s financial and operating decisions, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and the investor’s exposure or rights to variable returns. The company has not yet determined the impact of IFRS 10 and the amendments to IAS 27 on its consolidated financial statements.

IFRS 11 supersedes IAS 31, Interest in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRSs. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The company has not yet determined the impact of IFRS 11 and the amendments to IAS 28 on its consolidated financial statements.

IFRS 12 integrates the disclosure requirements of interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity, and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. Entities are permitted to incorporate the disclosure requirements in IFRS 12 into their financial statements without early adopting of IFRS 12. The company has not yet determined the impact of IFRS 12 on its consolidated financial statements.

CAPITALIZATION | PART 4	2011 ANNUAL REPORT 75

III. Fair Value Measurements

In May 2011, the IASB issued IFRS 13, Fair Value Measurements (“IFRS 13”). IFRS 13 establishes a single source of fair value measurement guidance and sets out fair value measurement disclosure requirements. The standard requires that information be provided in the financial statements that enables the user to assess the methods and inputs used to develop fair value measurements, and for reoccurring fair value measurements that use significant unobservable inputs, the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The company has not determined the impact of IFRS 13 on its consolidated financial statements.

IV.   Presentation of Items of Other Comprehensive Income

In June 2011, the IASB made amendments to IAS 1, Presentation of Financial Statements: (“IAS 1”). The amendments require that items of other comprehensive income are grouped into two categories: items that will be reclassified subsequently to profit or loss; and items that will be reclassified subsequently directly to equity. Income tax on items of other comprehensive income are required to be allocated on the same basis. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The company does not expect the amendments to IAS1 to have a material impact on the consolidated financial statements.

V.    Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

Internal Control Over Financial Reporting

No changes were made in our internal control over financial reporting during the year ended December 31, 2011, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Declarations Under the Dutch Act of Financial Supervision

The members of the Corporate Executive Board as required by section 5:25c, paragraph 2, under c of the Dutch Act of Financial Supervision confirm that to the best of their knowledge:

•

The 2011 financial statements included in this Annual Report give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Corporation and the undertakings include in the consolidation taken as whole;

•

The management report included in this Annual Report gives a true and fair view of the position of the Corporation and the undertakings included in the consolidation taken as a whole as of December 31, 2011, and of the development and performance of the business for the financial year then ended; and

•	The management report includes a description of the principal risks and uncertainties that the Corporation faces.

76 BROOKFIELD ASSET MANAGEMENT	PART 4 | CAPITALIZATION

PART 5 – OPERATING CAPABILITIES, ENVIRONMENT AND RISKS

In this section we discuss elements of our operating strategies as they relate to the execution of our business strategy, as well as performance measurements. This section also contains a review of certain aspects of the business environment and risks that could affect our performance.

Operating Capabilities

We believe that we have the necessary capabilities to execute our business strategy and achieve our performance targets. We focus on disciplined and active hands-on management of assets and capital. We strive for excellence and quality in each of our core operating platforms in the belief that this approach will produce superior returns over the long term.

We endeavour to operate as a value investor and follow a disciplined investment approach. Our management team has considerable capabilities in investment analysis, mergers and acquisitions, divestitures and corporate finance that enable us to acquire assets for value, finance them effectively, and to ultimately realize value created during our ownership.

Our operating platforms and depth of experience in managing these assets differentiate us from some competitors that have shorter investment horizons and more of a financial focus. These high quality operating platforms have been established over many years and are fully integrated into our organization. This has required considerable investment in building the management teams and the necessary resources; however, we believe these platforms enable us to optimize the cash returns and values of the assets that we manage.

We have established strong relationships with a number of leading institutions and believe we are well positioned to continue increasing capital managed for others on a fee bearing basis. We are investing in our distribution capabilities to encourage existing and potential clients to commit capital to our investment strategies. We are devoting expanded resources to these activities, and our efforts continue to be assisted by favourable investment performance.

The diversification within our operations allows us to offer a broad range of products and investment strategies to our clients. We believe this is of considerable value to investors with large amounts of capital to deploy. In addition, our commitment to transparency and governance as a well-capitalized public company listed on major North American and European stock exchanges positions us as a desirable long-term partner for our clients.

Finally, our commitment to invest a meaningful amount of capital alongside our investors creates a strong alignment of interest between us and our investment partners and also differentiates us from many of our competitors. Accordingly, our strategy calls for us to maintain considerable surplus financial resources. This capital also supports our ability to commit to investment opportunities on our own account when appropriate or in anticipation of future syndications.

Key Performance Factors

Our ability to increase our intrinsic value and funds from operations is impacted by our ability to generate attractive returns on the capital invested on behalf of ourselves and our clients, and our ability to increase the amount of the capital that we manage on behalf of our clients. These two criteria are linked, in that the quality of our investment returns will encourage clients to commit capital to us, and our access to this capital will enable us to pursue a broader range of investment opportunities.

Investment returns are influenced by a number of factors that are specific to each asset and industry segment. There are however, four key objectives that we focus on across the organization.

•	Acquire assets “for value”: meaning that the projected cash flows and value appreciation of the asset represent an attractive risk-adjusted return to ourselves and our co-investors.

•

Enhance the cash returns and value of the asset on an ongoing basis. In most cases, this is the responsibility of the appropriate operating platforms, and is evidenced by the return on asset metrics and operating margins.

OPERATING CAPABILITIES, ENVIRONMENT AND RISKS | PART 5	2011 ANNUAL REPORT 77

•

Finance assets effectively, using a prudent amount of leverage. We believe the majority of assets are well suited to support a relatively high level of investment-grade secured debt with long maturity dates given the predictability of the cash flows and tendency of these assets to retain substantial value throughout economic cycles. This is reflected in our return on net capital deployed, our overall return on capital and our cost of capital.

•

Position our assets so that they can be easily monetized through a sale or refinancing. While we tend to hold our assets for extended periods of time, we endeavour to maximize our ability to realize the value and liquidity of our assets on short notice and without disrupting our operations.

Expanding our client relationships is impacted not only by our investment returns, as discussed above, but also by the quality of our distribution capabilities and by maintaining a high level of ongoing client service. This involves transparent and timely communication of results, ongoing engagement and responsiveness to client objectives and generation of attractive investment opportunities.

Key Performance Measures

Our key performance measure is total return, which is the increase in the intrinsic value of our common equity, together with dividends, on a per share basis. Our goal is to achieve total return on the average intrinsic value of our common equity exceeding 12% on a per share basis when measured over the long term. We will revisit this target periodically in light of the operating environment at that time to ensure it continues to be realistic and can be achieved without exposing the organization to inappropriate risk.

The amount of client capital under management is also an important measure as it is an objective indicator of our success in expanding our client base. Increasing the amount of capital committed to us by our clients provides us with additional capital to expand our business and the opportunity to increase asset management income.

We utilize funds from operations as a key operating metric as opposed to net income, principally because funds from operations does not include certain items such as fair value changes, depreciation and amortization expense, and future income tax expense which the company does not believe are representative of its operating performance.

For example, net income includes fair value changes in respect of our commercial office and retail properties, standing timber and financial assets but changes in fair value of renewable power and other infrastructure assets are recorded through equity. Depreciation as prescribed by IFRS, for example, implies these assets decline in value on a pre-determined basis over time, whereas we believe that the value of most of our assets, as long as regular sustaining capital expenditures are made, will typically increase over time. This increase in value will inevitably vary based on a number of market and other conditions that cannot be determined in advance, and may sometimes be negative in a particular period. Future income tax expense, in our case, is derived primarily from changes in the magnitude and quality of our tax losses and the differences between the tax values and book values of our assets, as opposed to current cash liabilities. Brookfield has access to significant tax shields as a result of the nature of our asset base, which substantially eliminates current cash taxes in most of our businesses’ operating results in the near future.

Terminology

The following are definitions of the key metrics used in this MD&A to measure performance and assess our operating profile and financial position:

Total Return is derived from our consolidated financial statements, which are prepared in accordance with IFRS. We define total return as comprehensive income excluding deferred tax expenses and the impact of foreign currency fluctuations on the long-term capital invested in non-U.S. operations, and including incremental valuation adjustments for assets not otherwise revalued under IFRS, such as residential land inventories that are carried at the lower of cost or market value and investments that are carried at historical cost. We call these amounts “Incremental Values.” Brookfield uses total return to assess the performance of the overall business as well as individual business units. We exclude the impact of foreign currency fluctuations on the value of our long-term investments in non-U.S. jurisdictions, as in our view, it distorts short-term performance. We do believe it is relevant as a measure of capital allocation over the long term and incorporate it in longer-term performance measurement. When total return expressed as a

78 BROOKFIELD ASSET MANAGEMENT	PART 5 | OPERATING CAPABILITIES, ENVIRONMENT AND RISKS

percentage, the numerator is total return and the denominator is the average intrinsic value over the reporting period. We reconcile total return to comprehensive income on pages 34 and 35.

Funds from Operations is a key measure of our financial performance and is defined as net income prior to fair value changes, depreciation and amortization, and future income taxes, and includes certain disposition gains that are not otherwise included in net income as determined under IFRS. When determining funds from operations, we include our proportionate share of funds from operations from equity accounted investments and exclude transaction costs incurred on business combinations, which are required to be expensed as incurred under IFRS. In addition, we exclude realization gains when determining funds from operations, as they represent a crystallization of the accrued gains in our assets or platforms which we typically hold for an extended period of time. Funds from operations does include gains that occur as a normal part of our business, such as gains within our private equity businesses and opportunistic property investments, as well as other non-core assets that we acquire and sell from time to time. Brookfield uses funds from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them. The company does not use funds from operations as a measure of cash generated from our operations. We reconcile funds from operations to net income on pages 34 and 35.

Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. When reconciling our definition of funds from operations to the determination of funds from operations by RealPac and/or NAREIT, key differences consist of the following: the inclusion of disposition gains or losses that occur as normal part of our business and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; gains or losses on the sale of an investment in a foreign operation; and the results of discontinued operations.

Net Tangible Asset Values are prepared using the procedures and assumptions that we follow in preparing our financial statements under IFRS. They reflect most of our tangible assets at fair value with corresponding adjustments to non-controlling interests and shareholders’ equity and also include Incremental Values.

We utilize net tangible asset values on a pre-tax basis in assessing the tangible value of our business. We do this because the tax liabilities established under accounting guidelines are calculated on the basis that we were to liquidate the business based on the same underlying values at the balance sheet date, whereas we have no intention to do this. To the contrary, we expect to hold most of our assets for extended periods of time or otherwise defer this liability. We note that the deferred tax liability is similar in this sense to the float in an insurance company which is available for investment to the benefit of shareholders for an extended period of time or even indefinitely.

Intrinsic Value is equal to the sum of our Net Tangible Asset Value and the value of our asset management franchise and is used to assess the value of our business. We discuss intrinsic value in more detail on page 13.

Assets Under Management includes assets managed by us on behalf of our clients, as well as our own assets and is an indicator of the overall scale of our organization. We invest capital alongside our clients in many of our funds, and we continue to own a number of assets that we acquired prior to the formation of our asset management operations and are therefore not part of any fund. Assets under management are based on underlying values consistent with the balance of the MD&A values. Our calculation of assets under management may differ from that employed by other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers.

Client Capital represents the capital which our partners have committed or pledged to us and includes both called and uncalled amounts. Client capital is the basis for determining base management fees, when held in a fee bearing vehicle such as a private fund or listed entity. We derive client capital in a manner consistent with the determination of the contractual base management fees for fee bearing vehicles. Non-fee bearing amounts are prepared using the procedures and assumptions that we follow in preparing our net tangible asset values. The calculation of client capital may differ from that employed by other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers.

OPERATING CAPABILITIES, ENVIRONMENT AND RISKS | PART 5	2011 ANNUAL REPORT 79

Uninvested Capital represents capital that has been committed or pledged to us to invest on behalf of the client. We typically, but not always, earn base management fees on this capital from the time that the commitment or pledge to the fund is effective, during the period of time until the capital is invested (commonly referred to as the investment period) until such time as the investments are monetized and the proceeds returned to the client. In certain cases, clients retain the right to approve individual investments before providing the capital to fund them. In these cases, we refer to the capital as “pledged” or “allocated.”

The Consolidated Financial Statements contain subtotals which are considered additional GAAP measures. The company uses additional GAAP measures to assist in the cross-reference between the Consolidated Financial Statements and MD&A as well as in the calculation of certain of the aforementioned key metrics, which are used in this MD&A.

BUSINESS ENVIRONMENT AND RISKS

The following is a review of certain risks that could adversely impact our financial condition, results of operations and the value of our common equity. Additional risks and uncertainties not previously known to the Corporation, or that the Corporation currently deems immaterial, may also impact our operations and financial results.

General Risks

We are exposed to the local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets and operate businesses. In general, a protracted decline in economic conditions will result in downward pressure on our operating margins and asset values as a result of lower demand for the services and products that we provide. We believe that the long-life nature of our assets and, in many cases, the long-term nature of revenue contracts mitigates this risk to some degree.

Each segment of our business is subject to competition in varying degrees. This can result in downward pressure on revenues which can, in turn, reduce operating margins and thereby reduce operating cash flows and investment returns. In addition, competition could result in scarcity of inputs which can impact certain of our businesses through higher costs. We believe that the high quality and low operating costs of many of our assets and businesses provide some measure of protection in this regard.

A number of our long-life assets are interest rate sensitive: an increase in long-term interest rates will, absent all else, tend to decrease the value of the assets by reducing the present value of the cash flows expected to be produced by the asset. We mitigate this risk in part by financing assets with long-term fixed rate debt, which will typically decrease in value as rates increase. In addition, we believe that many conditions that lead to higher interest rates, such as inflation, can also give rise to higher revenues which will, absent all else, tend to increase asset values.

The trading price of our shares in the open market cannot be predicted. The trading price could fluctuate significantly in response to factors such as: variations in our quarterly or annual operating results and financial condition; changes in government regulations affecting our business; the announcement of significant events by our competitors; market conditions and events specific to the industries in which we operate; changes in general economic conditions; differences between our actual financial and operating results and those expected by investors and analysts; changes in analysts’ recommendations or projections; the depth and liquidity of the market for our shares; dilution from the issuance of additional equity; investor perception of our business and industry; investment restrictions; our dividend policy; and the materialization of other risk described in this section. In addition, securities markets have experienced significant price and volume fluctuations in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations have, in the past, and may, in the future, adversely affect the trading price of our shares.

Execution of Strategy

Our strategy for building shareholder value is to acquire or develop high quality assets and businesses that generate sustainable and increasing cash flows on behalf of ourselves and our co-investors, with the objective of achieving higher returns on our invested capital and our asset management activities over the long term. Our diversified business base, liquidity and the sustainability of our cash flows provide important elements of strength.

80 BROOKFIELD ASSET MANAGEMENT	PART 5 | OPERATING CAPABILITIES, ENVIRONMENT AND RISKS

We consider effective capital allocation to be one of the most important components to achieving long-term investment success. As a result, we apply a rigorous approach towards the allocation of capital among our operations, with a keen focus on the preservation of capital to protect our downside risk. Capital is invested only when the expected returns exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and upside potential and, if appropriate, strategic considerations in the establishment of new business activities.

The successful execution of a value investment strategy requires careful timing and business judgment, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties experienced in a particular industry.

We endeavour to maintain an appropriate level of liquidity in order to invest on a value basis when attractive opportunities arise. Our approach to business entails adding assets to our existing businesses when the competition for assets is lowest, either due to depressed economic conditions or when concerns exist relating to a particular industry. However, there is no certainty that we will be able to acquire or develop additional high quality assets at attractive prices to supplement our growth. Conversely, overly favourable economic conditions can limit the number of attractive investment opportunities and thereby restrict our ability to increase assets under management and the related benefits. Competition from other well-capitalized investors may significantly increase the purchase price or prevent us from completing an acquisition. We may be unable to finance acquisitions on favourable terms, or newly acquired assets and businesses may fail to perform as expected. We may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into our existing operations.

We develop property, power generation and other infrastructure assets. In doing so, we must comply with extensive and complex municipal, state or provincial, national and international regulations affecting the development process. These regulations impose on us additional costs and delays, which may adversely affect our business and results of operations. In particular, we are required to obtain the approval of numerous governmental authorities regulating matters such as permitted land uses, levels of density, the installation of utility services, zoning and building standards. We must comply with local, state and federal laws and regulations concerning the protection of health and the environment, including laws and regulations with respect to hazardous or toxic substances. These environmental laws and regulations sometimes result in delays, which cause us to incur additional costs, or severely restrict development activity in environmentally sensitive regions or areas.

Our asset management business is also subject to regulatory compliance and oversight. The advisers of our private investment funds are registered as investment advisers with the U.S. Securities and Exchange Commission (the “SEC”). Registered investment advisers are subject to the requirements and regulations of the Investment Advisers Act of 1940 (the “Advisers Act”), including, among other things, fiduciary duties to clients, maintaining an effective compliance program, record-keeping, advertising and operating requirements, disclosure obligations and general anti-fraud prohibitions. A failure to comply with such obligations could result in investigations, sanctions and reputational damage.

Our ability to successfully expand our asset management activities is dependent on our reputation with our current and potential investment partners. We believe that our track record and recent investments, as well as adherence to operating principles that emphasize a constructive management culture, will enable us to continue to develop productive relationships with institutional investors. However, competition for institutional capital, particularly in the asset classes on which we focus, is intense. Although we seek to differentiate ourselves, there is no assurance that we will be successful in doing so and this competition may reduce the margins of our asset management business and may decrease the extent of institutional investor involvement in our activities.

The decline in market value of financial instruments and other investments during the financial crisis of 2008–2009 had an adverse effect on the investment portfolios of the insurance companies, pension funds, endowments, sovereign wealth funds and other institutional investors that we seek to partner with in our investments. Although this situation has improved, certain of these investors may still be managing issues that affect their ability to make new capital commitments. In the long run, we believe that investors will be increasingly attracted to our approach to asset management which focuses on high quality real return assets, conservative financing and an operations-based approach to creating value.

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Our executive and other senior officers have a significant role in our success. Our ability to retain our management group or attract suitable replacements should any members of the management group leave is dependent on the competitive nature of the employment market. The loss of services from key members of the management group or a limitation in their availability could adversely impact our financial condition and cash flow. Further, such a loss could be negatively perceived in the capital markets. The conduct of our business and the execution of our growth strategy rely heavily on teamwork. Co-operation amongst our operations and our team-oriented management structure, is essential to responding promptly to opportunities and challenges as they arise. We believe that our hiring and compensation practices encourage retention and teamwork and reward executives for performance over the long term in a manner that places an appropriate emphasis on risk management and encourages, and appropriately matches rewards with, long-term value creation.

We participate in joint ventures, partnerships, co-tenancies and funds affecting many of our assets and businesses. Investments in partnerships, joint ventures, co-tenancies or other entities may involve risks not present were a third-party not involved, including the possibility that our partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, our partners, co-venturers or co-tenants might at any time have different economic or other business interests or goals. In addition, we do not have sole control of certain major decisions relating to these assets and businesses, including: decisions relating to the sale of the assets and businesses; refinancing; timing and amount of distributions of cash from such entities to the Corporation; and capital expenditures.

Some of our management arrangements permit our partners to terminate the management agreement in limited circumstances relating to enforcement of the managers’ obligations. Any such termination could adversely affect our revenue from management fees. In addition, the sale or transfer of interests in some of our assets or entities is subject to rights of first refusal or first offer and some agreements provide for buy-sell or similar arrangements. Although such provisions may at times work in our favour, such rights may also be triggered at a time when we may not want to sell but may also be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis.

Financial and Liquidity Risks

We employ debt and other forms of leverage in the ordinary course of our business in order to enhance returns to shareholders and our co-investors. We attempt to match the profile of the leverage to the associated assets and accordingly typically fund shorter-duration floating rate assets with shorter-term floating rate debt and fund long-term fixed rate and equity-like assets with long-term fixed rate and equity capital. Most of the debt within our business has recourse only to the assets or subsidiary being financed and has no recourse to the Corporation.

Accordingly, we are subject to the risks associated with debt financing. These risks, including the following, may adversely affect our financial condition and results of operations: our cash flow may be insufficient to meet required payments of principal and interest; payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses; we may not be able to refinance indebtedness on our assets at maturity due to company and market factors including the estimated cash flow of our assets, the value of our assets, liquidity in the debt markets, financial, competitive, business and other factors, including factors beyond our control; and if refinanced, the terms of a refinancing may not be as favourable as the original terms of the related indebtedness. We attempt to mitigate these risks through the use of long-term debt and by diversifying our maturities over an extended period of time. We also strive to maintain adequate liquidity to refinance obligations.

The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, insurance coverage and, in limited circumstances, rating levels. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations.

If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to utilize available liquidity, which would reduce our ability to pursue new investment opportunities, or dispose of one or more of our assets on disadvantageous terms. Moreover, prevailing interest rates or other factors at the time of refinancing could increase our interest expense, and if we pledge

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assets to secure payment of indebtedness and are unable to make required payments, the creditor could foreclose upon such asset or appoint a receiver to receive an assignment of the associated cash flows.

A large proportion of our capital is invested in physical assets which can be hard to sell, especially if local market conditions are poor. A lack of liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, financial or operating difficulties of other owners resulting in distress sales could depress asset values in the markets in which we operate in times of illiquidity. These restrictions could reduce our ability to respond to changes in the performance of our investments and market conditions and could adversely affect our financial condition and results of operations.

We periodically enter into agreements that commit us to acquire assets or securities. In some cases we may enter into such agreements with the expectation that we will syndicate or assign all or a portion of our commitment to other investors prior to, at the same time as, or subsequent to, the anticipated closing. We may be unable to complete this syndication or assignment which may increase the amount of capital that we are required to invest. These activities can have an adverse impact on our liquidity, which may reduce our ability to pursue further acquisitions or meet other financial commitments.

We periodically enter into joint venture, consortium or other arrangements that have contingent liquidity rights in our favour or in favour of our counterparties that may have implications for us. These include buy-sell arrangements, put and call rights, en-bloc sale rights, registration rights and other arrangements. A counterparty may seek to exercise these rights in response to their own liquidity considerations or other reasons internal to the counterparty. Our agreements generally have embedded protective terms that mitigate the risk to us. However, in some circumstances we may need to utilize some of our own liquidity in order to preserve value or protect our interests.

We enter into financing commitments in the normal course of business and, as a result, may be required to fund these commitments. Although we do not typically do so, from time-to-time we guarantee the obligations of funds or other entities that we manage and/or invest in. If we are unable to fulfill any of these commitments, this could result in damages being pursued against us or a loss of opportunity through default of contracts that are otherwise to our benefit.

Our business is impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. We selectively utilize financial instruments to manage these exposures. The company’s risk management and derivative financial instruments are more fully described in the notes to our consolidated financial statements.

We have pursued and intend to continue to pursue growth opportunities in international markets and often invest in countries where the U.S. dollar is not the notional currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the foreign currency of one or more countries where we have a significant investment may have a material adverse effect on our results of operations and financial position.

We selectively utilize credit default swaps and other derivatives to hedge financial positions and may establish unhedged positions from time-to-time. These instruments are typically utilized as a hedge or an alternative to purchasing or selling the underlying security when they are more effective from a capital employment perspective. However, derivatives are also subject to their own unique set of risks, including counterparty risk with respect to the financial well-being of the party on the other side of these transactions.

Property

Our strategy is to invest in high quality commercial office properties as defined by the physical characteristics of the assets and, more importantly, the certainty of receiving rental payments from large corporate tenants which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the commercial office property business.

Commercial office property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords and our ability to provide adequate maintenance at an economical cost.

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Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made whether or not a property is producing sufficient income to service these expenses. Our commercial office properties are typically subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

Our commercial office properties generate a relatively stable source of income from contractual tenant rent payments. We endeavour to stagger our lease expiry profile so that we are not faced with a disproportionate amount of space expiring in any one year. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. While we believe the long-term outlook for commercial office rents is positive, it is possible that rental rates could decline, tenant bankruptcies could increase or that renewals may not be achieved, particularly in the event of a protracted disruption in the economy such as the onset of a recession. We are, however, substantially protected against short-term market conditions, since most of our leases are long-term in nature.

Our commercial office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat, which could be heightened in the event that the United States continues to engage in armed conflict. This could have an adverse effect on our ability to lease office space in our portfolio. Each of these factors could have an adverse impact on our operating results and cash flows. Our commercial office property operations have insurance covering certain acts of terrorism for up to $2.5 billion of damage and business interruption costs for our U.S. commercial office properties and up to C$1 billion for our Canadian commercial office properties. We continue to seek additional coverage equal to the full replacement cost of our North American assets; however, until this type of coverage becomes commercially available on a reasonably economic basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to us.

Our retail property operations are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavourable effect on our retail property operations and our ability to attract new retail tenants.

If the sales at certain stores operating in our regional malls do not improve sufficiently, existing tenants might be unable to pay their minimum rents or expense recovery charges and new tenants might be willing to pay lower minimum rents than they otherwise would. Significant expenditures associated with each equity investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when there is a reduction in income from the investment, so our income and cash flow would be adversely affected by a decline in income from a retail property. In addition, our retail property leases generally do not contain provisions designed to ensure the creditworthiness of the tenant, and in recent years a number of companies in the retail industry have declared bankruptcy or voluntarily closed certain of their stores. We may be unable to re-lease space vacated by such events on favourable terms or at all. As a result, the bankruptcy or closure of a national tenant may adversely affect our revenues.

Some of our retail lease agreements include a co-tenancy provision which allows the mall tenant to pay a reduced rent amount and, in certain instances, terminate the lease, if we fail to maintain certain occupancy levels at the mall. In addition, certain of our tenants have the ability to terminate their leases prior to the lease expiration date if their sales to do not meet agreed upon thresholds. Therefore, if occupancy, tenancy or sales fall below certain thresholds, rents we are entitled to receive from our retail tenants would be reduced and our ability to attract new tenants may be limited.

Our retail tenants face competition from retailers at other regional malls, outlet malls and other discount shopping centers, discount shopping clubs, catalogue companies, and through internet sales and telemarketing. Competition of these types could reduce the percentage rent payable by certain retail tenants and adversely affect our revenues and cash flows. Additionally, our retail tenants are dependent on perceptions by retailers and shoppers of the safety, convenience and attractiveness of our retail properties. If retailers and shoppers perceive competing properties and other retailing options such as the internet to be more convenient or of a higher quality, our retail property revenues may be adversely affected.

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Renewable Power

Our power generating operations, which are primarily hydroelectric generating facilities, are subject to changes in hydrology and price, but also include risks related to equipment and dam failure, counterparty performance, water rental costs, changes in regulatory requirements and other material disruptions.

The revenues generated by our power facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows. In the recent past we have experienced particularly low water levels at our North American power generating operations, which resulted in returns below expectations. Hydrology varies naturally from year to year and may also change permanently because of climate change or other factors, and a natural disaster could impact water flows within the watersheds in which we operate.

A significant portion of our power generating operation revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which we operate. Wholesale market electricity prices are impacted by a number of external factors. As a result, we cannot accurately predict future electricity prices.

A significant portion of the power we generate is sold under long-term power purchase agreements, shorter-term financial instruments and physical electricity and natural gas contracts, some or all of which may be above market. These contracts are intended to mitigate the impact of fluctuations in wholesale electricity prices. If, however, for any reason any of the counterparties are unable or unwilling to fulfill their contractual obligations, we may not be able to replace the agreement with an agreement on equivalent terms and conditions.

There is a risk of equipment failure or dam failure due to wear and tear, latent defect, design error or operator error, among other things. The occurrence of such failures could result in a loss of generating capacity and repairing such failures could require the expenditure of significant amounts of capital and other resources. Such failures could also result in exposure to significant liability for damages due to harm to the environment, to the public or to third parties.

We are required to make rental payments and pay property taxes for water rights or pay similar fees for use of water. Significant increases in water rental costs or fees or changes in the way that governments regulate water supply could have a material adverse effect on our financial condition.

The operation of our generation assets is subject to extensive regulation by various government agencies at the municipal, provincial, state and federal level. As legal requirements frequently change and are subject to interpretation and discretion, we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law or regulation could require additional expenditure to achieve or maintain compliance. In addition, we may not be able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects.

Our power generation assets could be exposed to effects of significant events, such as severe weather conditions, natural disasters, major accidents, acts of malicious destruction, sabotage or terrorism, which could limit our ability to generate or sell power. In certain cases, some events may not excuse us from performing our obligations pursuant to agreements with third parties and we may be liable for damages or suffer further losses as a result. In addition, many of our generation assets are located in remote areas which makes access for repair of damage difficult.

Infrastructure

Our infrastructure operations include utilities, transport and energy, and timberlands operations in North and South America, Europe and Australasia. Our utilities operations include electricity transmission systems, coal terminal operations, and electricity and gas distribution companies. The principal risks facing the regulated and unregulated businesses comprising our infrastructure operations relate to government regulation, general economic conditions and other material disruptions, capital expenditure requirements, land use and counterparty performance.

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Due to the essential nature of the services provided by our assets, and the fact that some of these services are provided on a monopoly or near monopoly basis, many of our infrastructure operations are subject to forms of economic regulation, including with respect to revenues. In addition, certain of these operations recover their investment in assets through tolls or regulated rates which are charged to third parties. Current tolls and regulated rates are reviewed by the applicable regulatory agency on a regular basis. If any of the respective regulators in the jurisdictions in which we operate decide to change the tolls or rates we are allowed to charge, or the amounts of the provisions we are allowed to collect, we may not be able to earn the rate of return on our businesses that we had planned or we may not be able to recover our initial investment cost.

Economic regulation can also involve ongoing commitments to economic regulators, safety regulators and other governmental agencies. Our timber operations are subject to provincial, state and federal government regulations relating to forestry practices and the export of logs, and several of our utilities and transport and energy operations are subject to government safety and reliability regulations that are specific to their industries. The risk that a government will repeal, amend, enact or promulgate a new law or regulation or that a regulator or other government agency will issue a new interpretation of the law or regulation can substantially affect our operating entities. In addition, a decision by a government or regulator to regulate previously unregulated assets may significantly change the economics of these businesses.

General domestic and global economic conditions affect international demand for the commodities handled by our transport and energy operations and demand for timber products. A downturn in the demand for these commodities may lead to bankruptcies or liquidations of one or more large customers, which could reduce our revenues, increase our bad debt expense, reduce our ability to make capital expenditures or have other adverse effects on us.

The financial performance of our timberland operations depends on strong demand in the wood products and pulp and paper industries. Decreases in the level of residential construction activity generally reduce demand for logs and wood products, resulting in lower revenues, profits and cash flows for our customers. Depressed commodity prices for lumber, pulp or paper, or market irregularities, may cause mill operators to temporarily or permanently shut down their mills if their product prices fall to a level where mill operation would be uneconomical. Moreover, these operators may be required to temporarily suspend operations at one or more of their mills to bring production in line with market demand or in response to market irregularities. Any of these circumstances could significantly reduce the prices that we realize for our timber as well as the volume of our timber that we may be able to sell. In addition to impacting our timber operations’ sales, cash flows and earnings, weakness in the market prices of timber products will also have an effect on our ability to attract additional capital, the cost of that capital and the value of our timberland assets. We endeavour to keep our timberland harvest plans flexible so that we can reduce harvest levels when prices are low with the objective of deferring sales until prices recover; however there is no certainty that we will be successful in this regard.

We and our customers are also exposed to certain uncontrollable events, such as severe weather conditions, natural disasters, major accidents, acts of malicious destruction, sabotage and terrorism. Although we attempt to protect our revenue through the inclusion of take-or-pay or guaranteed minimum volume provisions into our contracts, such as at our rail operations, this is not always possible or fully effective.

Our utilities and transport and energy operations may require substantial capital expenditures in the future to maintain our asset base. Any failure to make necessary capital expenditures to maintain our operations in the future could impair our ability to serve existing customers or accommodate increased volumes. In addition, we may not be able to recover investments in capital expenditure based upon the rates our operations are able to charge.

Our operations require large areas of land on which to be constructed and operated. The rights to use the land can be obtained through freehold title, leases and other rights of use. Although we believe that we have valid rights to all easements, licences and rights of way necessary for our utilities operations, not all of our easements, licences and rights of way are registered against the lands to which they relate and may not bind subsequent owners.

Some of our infrastructure operations have customer contracts as well as concession agreements in place with public and private sector clients. There is a risk of default on those contractual arrangements by such clients. As well, our operations with customer contracts could be adversely affected by any material change in the assets, financial condition or results of operations of such customers.

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Weather conditions, industry practices, timber growth cycles, access limitations and aboriginal claims may restrict our harvesting, road building and other activities on the timberlands owned by our timber operations, as may other factors, including damage by fire, insect infestation, wind, disease, prolonged drought and other natural and man-made disasters. Although management believes it follows best practices with regard to forest sustainability and general forest management, there can be no assurance that our forest management planning, including silviculture, will have the intended result of ensuring that our asset base appreciates in value over time. If management’s estimates of merchantable inventory are incorrect, harvesting levels on our timberlands may result in depletion of our timber assets.

Private Equity

Our private equity operations involve debt and equity investments in a broad variety of businesses, focused on bridge lending and private equity investments in businesses supported by underlying tangible assets and in sectors where we have expertise or experience. The principal risks for the private equity business are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital. In addition, these investments are illiquid and may be difficult to monetize, limiting our flexibility to react to changing economic or investment conditions.

Unfavourable economic conditions could have a significant adverse impact on the ability of investee companies to repay debt and on the value of our equity investments and the level of investment income that they generate. Since most of our investee companies are in our areas of expertise and given that we strive to maintain adequate supplemental liquidity at all times, we believe we are well positioned to support our investee companies through a period of economic downturn. Even with such support, however, adverse economic or business conditions facing our investee companies may adversely impact the value of our investments.

These investments are also subject to the risks inherent in the underlying businesses. Our current portfolio includes businesses that operate in forest products, oil and gas production, mining and building materials sectors. A number of these businesses have been adversely impacted by the prolonged downturn in the U.S. housing market and other businesses have been adversely impacted by the decrease in the price of natural gas. These businesses are currently facing difficult business conditions and may continue to do so for the foreseeable future.

We have residential land development and homebuilding operations located in Canada, Brazil, United States and Australia. These operations are concentrated in areas which we believe have positive long-term demographic and economic characteristics. Despite this, 2011 was another challenging year for the U.S. housing industry, as the downturn in the housing market continued.

The residential homebuilding and land development industry is cyclical and is significantly affected by changes in general and local economic and industry conditions, such as consumer confidence, employment levels, availability of financing for homebuyers, interest rates, levels of new and existing homes for sale, demographic trends and housing demand. Competition from rental properties and resale homes, including homes held for sale by investors and foreclosed homes, may reduce our ability to sell new homes, depress prices and reduce margins for the sale of new homes. Homebuilders are also subject to risks related to availability and cost overruns. Furthermore, the market value of undeveloped land, buildable lots and housing inventories held by us can fluctuate significantly as a result of changing economic and real estate market conditions. If there are significant adverse changes in economic or real estate market conditions, we may have to sell homes at a loss or hold land in inventory longer than planned. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market. Our residential property operations may be particularly affected by changes in local market conditions in California, the Washington D.C. area, Alberta and Brazil, where we derive a large proportion of our residential property revenue.

Virtually all of our homebuilding customers finance their home acquisitions through lenders providing mortgage financing. Mortgage rates in North America have recently been at or near their lowest levels in many years. Despite this, and given the volatility experienced in the mortgage markets in the U.S. and by many lenders, fewer loan products and tighter loan qualification requirements have made it more difficult for borrowers to procure mortgages.

Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their homes to potential buyers who need financing, which in the U.S. has resulted in reduced demand for new homes. As a result, rising mortgage rates or reduced mortgage availability could adversely affect our ability to sell new homes and the price at which we can sell them.

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Other Risks

As an owner and manager of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our real estate or to borrow using real estate as collateral, and could potentially result in claims or other proceedings against us. We are not aware of any material non—compliance with environmental laws at any of our properties. We are also not aware of any material pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any material pending threatened claims relating to environmental conditions at our properties. We have made, and intend to continue to make, the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or results of operation.

The ownership and operation of our assets carry varying degrees of inherent risk or liability related to worker health and safety and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to contravention of health, safety and environmental laws, licenses, permits and other approvals, and potential civil liability. Compliance with health, safety and environmental laws (and any future laws or amendments enacted) and the requirements of licenses, permits and other approvals will remain material to our business. We have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental laws and to obtain and comply with licenses, permits and other approvals and to assess and manage potential liability exposure. Nevertheless, from time-to-time it is possible that we may be unsuccessful in obtaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters. The occurrence of any of these events or any changes, additions to, or more rigorous enforcement of, health, safety and environmental laws, licenses, permits or other approvals could have a significant impact on operations and/or result in additional material expenditures. As a consequence, no assurance can be given that additional environmental and workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to our business and operations. We carry various insurance coverages that provide comprehensive protection for first-party and third-party losses to our properties. These coverages contain policy specifications, limits and deductibles customarily carried for similar properties. We also self-insure a portion of certain of these risks. We believe all of our properties are adequately insured; however, there are certain types of risks (generally of a catastrophic nature such as war or environmental contamination such as toxic mold) which are either uninsurable or not economically insurable. Should any uninsured or under insured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our assets or operations, and would continue to be obligated to repay any mortgage or other indebtedness on such properties to the extent the borrowers have recourse beyond the specific asset or operations being financed.

In the normal course of our operations, we become involved in various legal actions, including claims relating to personal injuries, property damage, property taxes, land rights and contract and other commercial disputes. We endeavour to maintain adequate provisions for outstanding or pending claims. The final outcome with respect to outstanding, pending or future actions cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year. We believe that we are not currently involved in any litigation, claims or proceedings in which an adverse outcome would have a material adverse effect on our consolidated financial position or results.

Ongoing changes to the physical climate in which we operate may have an impact on our business. In particular, changes in weather patterns may impact hydrology levels thereby influencing generation levels and power generation levels. Climate change may also give rise to changes in regulations and consumer sentiment that could impact other areas of our business.

The U.S. Investment Company Act of 1940 (the “Act”) requires the registration of any company which holds itself out to the public as being engaged primarily in the business of investing, reinvesting or trading in securities. In addition, the Act may also require the registration of a company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading

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in securities and which owns or proposes to acquire investment securities with a value of more than 40% of the company’s assets on an unconsolidated basis. We are not currently an investment company in accordance with the Act and we believe we can continue to arrange our business operations in ways so as to not become an investment company within the meaning of the Act. If we were required to register as an investment company under the Act, we would, among other things, be restricted from engaging in certain businesses and issuing certain securities. In addition, certain of our contracts may become void.

In June 2010, the SEC enacted a new rule under the Advisers Act addressing “pay to play” practices in the selection of investment advisers to manage the assets of U.S. state and local government entities. The rule effectively prohibits investment advisers who advise or seek to advise government entities, as well as certain personnel of such advisers, from making, or causing to be made, greater than de minimis political contributions to government officials with authority or influence over the hiring of investment advisers. Contributions made in violation of this rule will result in a two-year “time out” period following the contribution date, during which the investment adviser will not be permitted to receive compensation for providing advisory services to such government entity. Advisers are required to adopt policies and procedures reasonably designed to prevent a violation of the rule and to keep certain records in order to enable the SEC to determine compliance with the rule. In addition, there have been similar rules on a state level regarding “pay to play” practices by investment advisers. Although we believe that we have adequate compliance policies and procedures in place, any failure on our part to comply with these rules could expose us to significant penalties and reputational damage.

There are many other laws and governmental regulations that apply to us, our assets and businesses. Changes in these laws and governmental regulations, or their interpretation by agencies or the courts, could occur. Further, economic and political factors, including civil unrest, governmental changes and restrictions on the ability to transfer capital across borders in the United States, but primarily in the foreign countries in which we have invested, can have a major impact on us as a global company.

A portion of the workforce in our operations is unionized and if we are unable to negotiate acceptable contracts with any of our unions as existing agreements expire, we could experience a significant disruption of the affected operations, higher ongoing labour costs and restriction of our ability to maximize the efficiency of our operations, which could have an adverse effect on our operations and financial results.

OPERATING CAPABILITIES, ENVIRONMENT AND RISKS | PART 5	2011 ANNUAL REPORT 89

INTERNAL CONTROL OVER FINANCIAL REPORTING

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Brookfield Asset Management Inc. (“Brookfield”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles as defined in Regulation 240.13a-15(f) or 240.15d-15(f).

Management assessed the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2011, Brookfield’s internal control over financial reporting is effective.

Brookfield’s internal control over financial reporting as of December 31, 2011, has been audited by Deloitte & Touche LLP Independent Registered Chartered Accountants, who also audited Brookfield’s consolidated financial statements for the year ended December 31, 2011. As stated in the Report of Independent Registered Chartered Accountants, Deloitte & Touche LLP expressed an unqualified opinion on the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2011.

Toronto, Canada	J. Bruce Flatt	Brian D. Lawson
March 15, 2012	Chief Executive Officer	Chief Financial Officer

90    BROOKFIELD ASSET MANAGEMENT

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the internal control over financial reporting of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 15, 2012 expressed an unqualified opinion on those financial statements.

Toronto, Canada	Independent Registered Chartered Accountants
March 15, 2012	Licensed Public Accountants

2011 ANNUAL REPORT    91

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.

These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.

Deloitte & Touche LLP, the Independent Registered Chartered Accountants appointed by the shareholders, have audited the consolidated financial statements set out on pages 94 through 147 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report is set out on the following page.

The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are not officers or employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Toronto, Canada	J. Bruce Flatt	Brian D. Lawson
March 15, 2012	Chief Executive Officer	Chief Financial Officer

92    BROOKFIELD ASSET MANAGEMENT

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the accompanying consolidated financial statements of Brookfield Asset Management Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2011 and December 31, 2010, and the consolidated statements of operations, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years then ended, and the notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Asset Management Inc. and subsidiaries as at December 31, 2011 and December 31, 2010, and their financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Toronto, Canada	Independent Registered Chartered Accountants
March 15, 2012	Licensed Public Accountants

2011 ANNUAL REPORT    93

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(MILLIONS)	Note	Dec. 31, 2011	Dec. 31, 2010
Assets

Cash and cash equivalents	28	$2,027	$1,713

Other financial assets	4	3,773	4,419

Accounts receivable and other	5	6,723	7,869

Inventory	6	6,060	5,849

Investments	7	9,401	6,629

Investment properties	8	28,366	22,163

Property, plant and equipment	9	22,832	18,520

Timber	10	3,155	2,834

Intangible assets	11	3,968	3,805

Goodwill	12	2,607	2,546

Deferred income tax asset	13	2,118	1,784

Total Assets		$91,030	$78,131

Liabilities and Equity

Accounts payable and other	14	$9,266	$10,334

Corporate borrowings	15	3,701	2,905

Non-recourse borrowings

Property-specific mortgages	16	28,415	23,454

Subsidiary borrowings	16	4,441	4,007

Deferred income tax liability	13	5,817	4,970

Capital securities	17	1,650	1,707

Interests of others in consolidated funds	18	333	1,562

Equity

Preferred equity	19	2,140	1,658

Non-controlling interests in net assets	19	18,516	14,739

Common equity	19	16,751	12,795

Total equity		37,407	29,192

Total Liabilities and Equity		$91,030	$78,131

On behalf of the Board:

Frank J. McKenna, Director	George S. Taylor, Director

94    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2011	2010
Total revenues	20	$15,921	$13,623

Asset management and other services	20	388	365

Revenues less direct operating costs

Property	20	1,678	1,495

Renewable power	20	740	748

Infrastructure	20	756	221

Private equity	20	538	628

Equity accounted income	7	2,205	765

Investment and other income	20	328	503

		6,633	4,725
Expenses

Interest		2,352	1,829

Operating costs		481	417

Current income taxes	13	97	97

		3,703	2,382
Other items

Fair value changes	21	1,286	1,651

Depreciation and amortization		(904)	(795)

Deferred income taxes	13	(411)	(43)

Net income		$3,674	$3,195

Net income attributable to:

Shareholders		$1,957	$1,454

Non-controlling interests		1,717	1,741

		$3,674	$3,195

Net income per share:

Diluted	19	$2.89	$2.33

Basic	19	$3.00	$2.40

2011 ANNUAL REPORT    95

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010
Net income	$3,674	$3,195

Other comprehensive income (loss)

Revaluations of property, plant and equipment	2,650	(948)

Financial contracts and power sale agreements	(855)	(49)

Available-for-sale securities	(68)	107

Equity accounted investments	193	(16)

Fair value changes	1,920	(906)

Foreign currency translation	(837)	653

Taxes on above items	(147)	448

Other comprehensive income	936	195

Comprehensive income	$4,610	$3,390

Attributable to:

Shareholders

Net income	$1,957	$1,454

Other comprehensive income (loss)	795	(226)

Comprehensive income	$2,752	$1,228

Non-controlling interests

Net income	$1,717	$1,741

Other comprehensive income	141	421

Comprehensive income	$1,858	$2,162

96    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Accumulated Other Comprehensive Income
YEAR ENDED DECEMBER 31, 2011 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes	[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2010	$1,334	$97	$4,627	$187		$4,680	$1,899	$(29)	$12,795	$1,658	$14,739	$29,192

Changes in period

Net income	–	–	1,957	–		–	–	–	1,957	–	1,717	3,674

Other comprehensive income	–	–	–	–		1,719	(443)	(481)	795	–	141	936

Comprehensive income	–	–	1,957	–		1,719	(443)	(481)	2,752	–	1,858	4,610

Shareholder distributions

Common equity	–	–	(319)	–		–	–	–	(319)	–	–	(319)

Preferred equity	–	–	(106)	–		–	–	–	(106)	–	–	(106)

Non-controlling interests	–	–	–	–		–	–	–	–	–	(639)	(639)

Other items

Equity issuances, net of redemptions	1,482	–	(169)	–		–	–	–	1,313	482	1,166	2,961

Share-based compensation	–	28	–	–		–	–	–	28	–	13	41

Ownership changes	–	–	–	276		–	(59)	–	217	–	1,405	1,622

Deferred income taxes	–	–	–	12		–	59	–	71	–	(26)	45

Change in period	1,482	28	1,363	288		1,719	(443)	(481)	3,956	482	3,777	8,215

Balance as at December 31, 2011	$2,816	$125	$5,990	$475		$6,399	$1,456	$(510)	$16,751	$2,140	$18,516	$37,407

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

	Accumulated Other Comprehensive Income
YEAR ENDED DECEMBER 31, 2010 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes	[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2009	$1,289	$67	$3,560	$117		$5,193	$1,623	$(40)	$11,809	$1,144	$10,186	$23,139

Changes in period

Net income	–	–	1,454	–		–	–	–	1,454	–	1,741	3,195

Other comprehensive income	–	–	–	–		(513)	276	11	(226)	–	421	195

Comprehensive income	–	–	1,454	–		(513)	276	11	1,228	–	2,162	3,390

Shareholder distributions

Common equity	–	–	(298)	–		–	–	–	(298)	–	–	(298)

Preferred equity	–	–	(75)	–		–	–	–	(75)	–	–	(75)

Non-controlling interests	–	–	–	–		–	–	–	–	–	(444)	(444)

Other items

Equity issuances, net of redemptions	45	–	(14)	–		–	–	–	31	514	1,566	2,111

Share-based compensation	–	30	–	–		–	–	–	30	–	16	46

Ownership changes	–	–	–	(162)		–	75	–	(87)	–	1,223	1,136

Deferred income taxes	–	–	–	232		–	(75)	–	157	–	30	187

Change in period	45	30	1,067	70		(513)	276	11	986	514	4,553	6,053

Balance as at December 31, 2010	$1,334	$97	$4,627	$187		$4,680	$1,899	$(29)	$12,795	$1,658	$14,739	$29,192

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2011 ANNUAL REPORT    97

CONSOLIDATED STATEMENTS OF CASH FLOWS

	00000000	00000000	00000000
YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2011	2010

Operating activities

Net income		$3,674	$3,195

Adjusted for the following items

Equity accounted income		(2,205)	(765)

Fair value changes		(1,286)	(1,651)

Depreciation and amortization		904	795

Deferred income taxes		411	43

		1,498	1,617

Investment in residential development		(543)	(14)

Net change in non-cash working capital balances and other		(279)	(183)

		676	1,420

Financing activities

Corporate borrowings, net of repayments	28	851	234

Property-specific mortgages, net of repayments/issuances	28	95	(314)

Other debt of subsidiaries, net of repayments/issuances	28	728	(360)

Capital provided by non-controlling interests, net of repayments		406	327

Capital provided by fund partners		142	445

Corporate preferred equity issuances		468	500

Subsidiary preferred equity issuances		247	782

Common shares issued, net of repurchases	28	406	45

Common shares of subsidiaries issued, net of repurchases		371	12

Shareholder distributions – subsidiaries		(639)	(444)

Shareholder distributions – corporate		(425)	(373)

		2,650	854

Investing activities

Investment in or sale of operating assets, net

Investment properties	28	(61)	(621)

Property, plant and equipment

Renewable power	28	(878)	(348)

Infrastructure	28	(607)	11

Timber		(93)	(67)

Private equity	28	(422)	(131)

Investments	28	(1,390)	(442)

Other financial assets	28	291	(391)

Restricted cash and deposits		68	(133)

Disposition of subsidiaries, net of acquisitions		115	218

		(2,977)	(1,904)

Cash and cash equivalents

Change in cash and cash equivalents		349	370

Adjusted for impact of foreign exchange on cash and cash equivalents		(35)	34

Balance, beginning of year		1,713	1,309

Balance, end of year	28	$2,027	$1,713

98    BROOKFIELD ASSET MANAGEMENT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Brookfield Asset Management Inc. (“Brookfield” or the “company”) is a global alternative asset management company. The company owns and operates assets with a focus on property, renewable power, infrastructure and private equity. The company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were authorized for issuance by the Board of Directors of the company on March 15, 2012.

b)	Basis of Presentation

The financial statements are prepared on a going concern basis. Standards and guidelines not effective for the current accounting period are described in Note 2(t).

i.	Subsidiaries

The consolidated financial statements include the accounts of the company and its consolidated subsidiaries, which are the entities over which the company has control. Subsidiaries are consolidated from the date the company obtains control, and continue to be consolidated until the date when control is lost. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. Non-controlling interests in the equity of the company’s subsidiaries are included within equity on the Consolidated Balance Sheets. All intercompany balances, transactions, unrealized gains and losses are eliminated in full. Changes in the company’s ownership interest of a subsidiary that do not result in a loss of control are accounted for as equity transactions and are recorded within Ownership Changes as a component of equity.

The following is a list of the company’s principal consolidated subsidiaries, indicating the jurisdiction of incorporation or formation and the percentage of voting securities owned, or over which control or direction is otherwise exercised directly or indirectly, by the company:

	000000000000000000	000000000000000000
	Jurisdiction of Formation	Voting Control (%)
Property

Brookfield Office Properties Inc.	Canada	50.8%

Brookfield Canada Office Properties REIT	Canada	83.3%

Renewable Power

Brookfield Renewable Energy Partners L.P.	Bermuda	100.0%

Infrastructure

Brookfield Infrastructure Partners L.P.	Bermuda	100.0%

Other

Brookfield Multiplex Australia	Australia	100.0%

Brookfield Residential Properties Inc.	Ontario	72.5%

Norbord Inc.	Ontario	52.4%

Brookfield Brasil, S.A.	Brazil	100.0%

2011 ANNUAL REPORT    99

ii.	Associates

Associates are entities over which the company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but not control or joint control over those policies. The company accounts for investments over which it has significant influence using the equity method, and they are recorded in Investments on the Consolidated Balance Sheets.

Interests in investments accounted for using the equity method are initially recognized at cost. If the cost of the associate is lower than the proportionate share of the investment’s underlying fair value, the company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate is greater than the company’s proportionate share of the underlying fair value, goodwill relating to the associate is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of the company’s interest in an investee is adjusted for the company’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate are recognized in the consolidated financial statements based on the interests of unrelated investors in the associate.

iii.	Joint Arrangements

The company enters into joint arrangements with one or more parties whereby economic activity and decision-making are shared. These arrangements may take the form of a jointly controlled operation, jointly controlled asset or joint venture and accordingly the presentation of each differs.

A jointly controlled operation is where the parties to the joint arrangement each use their own assets and incur their own expenses and liabilities and a contractual agreement exists as to the sharing of revenues and joint expenses. In this case, the company recognizes only its assets and liabilities and its share of the results of operations of the jointly controlled operation.

A jointly controlled asset is a shared asset to which each party has rights and a contractual agreement exists as to the sharing of benefits and risks generated from the asset. The company recognizes its share of the asset and benefits generated from the asset in proportion to its rights.

A joint venture is an arrangement whereby each venturer does not have rights to individual assets or obligations for expenses of the venture, but where each venturer is entitled to a share of the outcome of the activities of the arrangement. The company accounts for its interests in joint ventures using the equity method and they are recorded in the Investments account on the Consolidated Balance Sheets.

c)	Foreign Currency Translation

The U.S. dollar is the functional and presentation currency of the company. Each of the company’s subsidiaries, associates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and associate are measured using that functional currency.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are accumulated as a component of equity. On disposal of a foreign operation or the loss of control or significant influence, the component of accumulated other comprehensive income relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

Foreign currency denominated monetary assets and liabilities of the company and its subsidiaries are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income. Gains or losses on transactions which hedge these items are also included in net income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

100    BROOKFIELD ASSET MANAGEMENT

d)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and highly liquid short-term investments with original maturities of three months or less.

e)	Related Party Transactions

In the normal course of operations, the company enters into various transactions on market terms with related parties, which have been measured at exchange value and are recognized in the consolidated financial statements. Related parties of the company include the company’s consolidated subsidiaries, entities or individuals with whom the company has entered into joint arrangements with associates and key management personnel. The company’s principal subsidiaries are described in Note 2(b)(i) and its associates and jointly controlled entities are described in Note 7. Related party transactions are described in Note 29(d).

f)	Revaluation Method for Property, Plant and Equipment

The company uses the revaluation method of accounting for certain classes of property, plant and equipment as well as certain assets which are under development for future use as property, plant and equipment. Property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on an annual basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset increases as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset decreases, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Depreciation of an asset commences when it is available for use.

g)	Operating Assets

i.	Investment Properties

The company uses the fair value method to account for real estate classified as investment property. A property is determined to be an investment property when it is principally held to earn rental income or for capital appreciation, or both. Investment property also includes properties that are under development for future use as investment property. Investment property is initially measured at cost including transaction costs. Subsequent to initial recognition, investment properties are carried at fair value. Gains or losses arising from changes in fair value are included in net income during the period in which they arise. Fair values are primarily determined by discounting the expected future cash flows of each property, generally over a term of 10 years, using a discount and terminal capitalization rate reflective of the characteristics, location and market of each property. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash outflows relating to such current and future leases. The company determines fair value using both internal and external valuations.

ii.	Renewable Power Generation

Renewable power generating assets, including assets under development, are classified as property, plant and equipment and are accounted for using the revaluation method. The company determines the fair value of its renewable power generating assets using a discounted cash flow model, which includes estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Discount rates are selected for each facility giving consideration to the expected proportion of contracted to un-contracted revenue and markets into which power is sold.

Generally, the first 20 years of cash flow are discounted with a residual value based on the terminal value cash flows. The fair value and estimated remaining service lives are reassessed on an annual basis. The company uses external appraisers to review fair values of our renewable power generating assets on a rotating basis every three to five years.

2011 ANNUAL REPORT    101

Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

(YEARS)	Useful Lives

Dams	Up to 115

Penstocks	Up to 60

Powerhouses	Up to 115

Generating units	Up to 115

Other assets	Up to 60

Cost is allocated to significant components of power generating assets and each component is depreciated separately.

iii.	Timber

Standing timber and other agricultural assets are measured at fair value after deducting estimated selling costs and recorded as timber on the Consolidated Balance Sheets. Estimated selling costs include commissions, levies, delivery costs, transfer taxes and duties. The fair value of standing timber is calculated as the present value of anticipated future cash flows for standing timber before tax and an annual terminal date of approximately 75 years. Fair value is determined based on existing, sustainable felling plans and assessments regarding growth, timber prices and felling and silviculture costs. Changes in fair value are recorded in net income in the period of change. The company determines fair value of its standing timber using external valuations on an annual basis.

Harvested timber is included in inventory and is measured at the lower of fair value less estimated costs to sell at the time of harvest and net realizable value.

Land under standing timber and other agricultural assets is accounted for using the revaluation method and included in property, plant and equipment.

iv.	Utilities, Transport and Energy

Utilities, transport and energy assets as well as assets under development classified as property, plant and equipment are accounted for using the revaluation method. The company determines the fair value of its utilities and transport and energy assets using a discounted cash flow model, which includes estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Valuations are performed internally on an annual basis.

Depreciation on utilities and transport and energy assets is calculated on a straight-line basis over the estimated service lives of the components of the assets, which are as follows:

(YEARS)	Useful Lives

Buildings and infrastructure	Up to 50

Machinery and equipment	Up to 40

Other utilities and transport and energy assets	Up to 41

The fair value and the estimated remaining service lives are reassessed on an annual basis.

v.	Other Property, Plant and Equipment

The company accounts for its other property, plant and equipment, using the revaluation method or the cost model, depending on the nature of the asset and the operating segment. Other property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Under the cost method, assets are initially recorded at cost and are subsequently depreciated over the assets’ useful lives, unless an impairment is identified requiring a write-down to estimated fair value.

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vi.	Residential Development

Residential development lots, homes and residential condominium projects are recorded in inventory. Residential development lots are recorded at the lower of cost, including pre-development expenditures and capitalized borrowing costs, and net realizable value, which the company determines as the estimated selling price in the ordinary course of business, less estimated expenses.

Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and net realizable value in inventory. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

vii. Other	Financial Assets

Other financial assets are classified as either fair value through profit or loss or available-for-sale securities based on their nature and use within the company’s business. Other financial assets are recognized at trade date and initially recorded at fair value with changes in fair value recorded in net income or other comprehensive income in accordance with their classification.

Other financial assets also include loans and notes receivable which are recorded initially at fair value and, with the exception of loans and notes receivable designated as fair value through profit or loss, are subsequently measured at amortized cost using the effective interest method, less any applicable provision for impairment. A provision for impairment is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Loans and receivables designated as fair value through profit or loss are recorded at fair value with changes in fair value accounted for in net income in the period in which they arise.

h)	Asset Impairment

At each balance sheet date the company assesses whether for assets, other than those measured at fair value with changes in value recorded in net income, there is any indication that such assets are impaired. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or the discounted future cash flows generated from use and eventual disposal from an asset or cash generating unit is less than their carrying value. Impairment losses are recorded as unrealized fair value adjustments within the Consolidated Statements of Operations and within accumulated depreciation or cost for depreciable and non-depreciable assets, respectively, in the Consolidated Balance Sheets. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

i)	Accounts Receivable

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectability.

j)	Intangible Assets

Finite life intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses, and are amortized on a straight-line basis over their estimated useful lives.

Certain of the company’s intangible assets have an indefinite life, as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its estimated fair value.

Intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Any impairment of the company’s intangible assets is charged to net income in the period in which the impairment is identified. Impairment losses on intangible assets may be subsequently reversed in net income.

2011 ANNUAL REPORT    103

k)	Goodwill

Goodwill represents the excess of the price paid over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates. The company identifies cash generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use. Impairment losses recognized in respect of a cash generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash generating unit. Any goodwill impairment is charged to income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

l)	Revenue and Expense Recognition

i.	Asset Management Fee Income

Revenues from performance-based incentive fees are recorded on the accrual basis based upon the amount that would be due under the incentive fee formula at the end of the measurement period established by the contract where it is no longer subject to adjustment based on future events, and are presented as asset management and other services within the Consolidated Statements of Operations.

Revenue from construction contracts is recognized using the percentage-of-completion method once the outcome of the construction contract can be estimated reliably, in proportion to the stage of completion of the contract and to the extent to which collectibility is reasonably assured. The stage of completion is measured by reference to actual costs incurred as a percentage of estimated total costs of each contract. When the outcome cannot be reliably determined, contract costs are expensed as incurred and no revenue is recorded. Where it is probable that a loss will arise from a construction contract, the excess of total expected costs over total expected revenue is recognized as an expense immediately.

ii.	Properties Operations

Revenue from an office or retail property is recognized when the property is ready for its intended use. Office and retail properties are considered to be ready for their intended use when the property is capable of operating in the manner intended by management, which generally occurs upon completion of construction and receipt of all occupancy and other material permits.

The company has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded as a component of investment property for the difference between the amount of rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and similar taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue from land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

iii.	Renewable Power Generation

Revenue from the sale of electricity is recorded at the time power is provided based upon output delivered and capacity provided at rates as specified under contract terms or prevailing market rates. Costs of generating electricity are recorded as incurred.

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iv.	Timber

Revenue from timber is derived from the sale of logs and related products. The company recognizes sales to external customers when the product is shipped, title passes and collectibility is reasonably assured.

v.	Utilities

Revenue from utilities infrastructure is derived from the distribution and transmission of energy as well as from the company’s coal terminal. Distribution and transmission revenue is recognized when services are rendered based upon usage or volume during that period. Terminal infrastructure charges are charged at set rates per tonne of coal based on each customer’s annual contracted tonnage and is then recognized on a pro rata basis each month. The company’s coal terminal also recognizes variable handling charges based on tonnes of coal shipped through the terminal.

vi.	Transport and Energy

Revenue from transport and energy infrastructure consists primarily of energy distribution income and freight services revenue. Energy distribution income is recognized when services are provided and are rendered based upon usage or volume throughput during the period. Freight services revenue is recognized at the time of the provision of services.

vii. Development	and Construction Activities

Revenue from residential land sales is recognized at the time that the risks and rewards of ownership have been transferred, which is generally when possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes and residential condominium projects is recognized upon completion, when title passes to the purchaser upon closing and at which time all proceeds are received or collectibility is reasonably assured.

viii. Loans	and Notes Receivable

Revenue from loans and notes receivable, less a provision for uncollectible amounts, is recorded on the accrual basis using the effective interest method.

m)	Derivative Financial Instruments and Hedge Accounting

The company and its subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Derivative financial instruments are recorded at fair value determined on a credit adjusted basis. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments is recorded in accounts receivable and other or accounts payable and other, respectively.

2011 ANNUAL REPORT    105

i.	Items Classified as Hedges

Realized and unrealized gains and losses on foreign exchange contracts, designated as hedges of currency risks relating to a net investment in a subsidiary are included in equity and are included in net income in the period in which the subsidiary is disposed of or to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at estimated fair value with changes in fair value recorded in net income or as a component of equity as applicable.

Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into net income over the term of the corresponding interest payments.

Unrealized gains and losses on electricity contracts designated as cash flow hedges of future power generation revenue are included in equity as a cash flow hedge. The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.

ii.	Items Not Classified as Hedges

Derivative financial instruments that are not designated as hedges are carried at estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period the changes occur. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested Deferred Share Units and Restricted Share Appreciation Units are recorded together with the corresponding compensation expense. Realized and unrealized gains on other derivatives not designated as hedges are recorded in investment and other income. Realized and unrealized gains and losses on derivatives which are considered economic hedges and where hedge accounting is not able to be elected are recorded in fair value changes in the Consolidated Statements of Operations.

n)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized in equity. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

106    BROOKFIELD ASSET MANAGEMENT

o)	Business Combinations

The acquisition of businesses is accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale which are recognized and measured at fair value, less costs to sell. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.

Where a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Acquisition costs are recorded as an expense in net income as incurred.

p)	Other Items

i.	Capitalized Costs

Capitalized costs related to assets under development and redevelopment include all eligible expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs that are directly attributable to these assets.

Borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.

ii.	Capital Securities

Capital securities are preferred shares that may be settled by a variable number of the company’s common shares upon their conversion by the holders or the company. These instruments as well as the related accrued distributions are classified as liabilities on the Consolidated Balance Sheets. Dividends and yield distributions on these instruments are recorded as interest expense.

iii.	Share-based Payments

The company and its subsidiaries issue share-based awards to certain employees and non-employee directors. The cost of equity-settled share-based transactions comprised of share options and escrowed shares, is determined as the fair value of the award on the grant date using a fair value model. The cost of stock options is recognized as each tranche vests and is recorded in contributed surplus as a component of equity. The cost of cash-settled share-based transactions, comprised of Deferred Share Units and Restricted Share Appreciation Units, is measured as the fair value at the grant date, and expensed on a proportionate basis consistent with the vesting features over the vesting period with the recognition of a corresponding liability. The liability is measured at each reporting date at fair value with changes in fair value recognized in net income.

2011 ANNUAL REPORT    107

q)	Critical Judgments and Estimates

The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the carried amounts of certain assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses recorded during the period. Actual results could differ from those estimates.

In making estimates and judgments, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgments have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that the company believes will materially affect the methodology or assumptions utilized in making these estimates and judgments in these financial statements.

The estimates and judgments used in determining the recorded amount for assets and liabilities in the financial statements include the following:

i.	Investment Properties

The critical assumptions and estimates used when determining the fair value of commercial properties are: the timing of rental income from future leases reflecting current market conditions, less assumptions of future cash flows in respect of current and future leases; maintenance and other capital expenditures; discount rates; terminal capitalization rates; and terminal valuation dates. Properties under development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development. Further information on investment property estimates is provided in Note 8.

ii.	Revaluation Method for Property, Plant and Equipment

When determining the carrying value of property, plant and equipment using the revaluation method, the company uses the following critical assumptions and estimates: the timing of forecasted revenues, future sales prices and margins; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of property, plant and equipment under development includes estimates in respect of the timing and cost to complete the development.

Further information on estimates used in the revaluation method for property, plant and equipment is provided in Note 9.

iii.	Timber

The fair value of timber is based on the following critical estimates and assumptions: the timing of forecasted revenues and timber prices; estimated selling costs; sustainable felling plans; growth assumptions; silviculture costs; discount rates; terminal capitalization rates; and terminal valuation dates. Further information on estimates used for timber is provided in Note 10.

iv.	Financial Instruments

The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties relative to the company; estimated future cash flows; discount rates and volatility utilized in option valuations. Further information on estimates used in determining the carrying value of financial instruments is provided in Notes 4, 22 and 23.

v.	Inventory

The company estimates the net realizable value of its inventory using estimates and assumptions about future selling prices and future development costs.

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vi.	Level of Control

When determining the appropriate basis of accounting for the company’s investments, the company uses the following critical judgments and assumptions: the degree of control or influence that the company exerts; the amount of potential voting rights which provide the company or unrelated parties voting powers; the ability to appoint directors, the ability of other investors to remove the company as a manager or general partner in a controlled partnership; and the amount of benefit that the company receives relative to other investors.

Other critical estimates and judgments utilized in the preparation of the company’s financial statements are: assessment of net recoverable amounts; net realizable values; depreciation and amortization rates and useful lives; value of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; and the determination of functional currency. Critical estimates and judgments also include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting; the fair value of assets held as collateral and the company’s ability to hold financial assets, and the selection of accounting policies.

r)	Changes in Accounting Policy

Revaluation Method for Property, Plant and Equipment Under Development

During the year ended December 31, 2011, the company changed its accounting policy with respect to its property, plant and equipment under development to utilize the revaluation method of accounting. Assets under development were previously accounted for under the cost model unless an impairment was identified requiring a write-down to the estimated fair value. The change in accounting policy results in the assets under development for future use being measured initially at cost and subsequently carried at their revalued amount, being the fair value at the date of revaluation less any accumulated impairment losses, if any. This change in accounting policy has been applied prospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors and IAS 16, Property, Plant and Equipment.

s)	Adoption of Accounting Standard

On November 4, 2009, the IASB issued a revised version of IAS 24, Related Party Disclosures (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the standard’s previous version. The revised standard is effective for annual periods beginning on or after January 1, 2011. The disclosure requirements of IAS 24 are included in the notes to the consolidated financial statements.

t)	Future Changes in Accounting Standards

i.	Income Taxes

In December 2010, the IASB made amendments to IAS 12, Income Taxes (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property. The amendments introduce a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012. The company has not yet determined the impact of the amendments to IAS 12 on its consolidated financial statements.

ii.	Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if all the respective standards are simultaneously applied.

2011 ANNUAL REPORT    109

IFRS 10 replaces IAS 27 and SIC-12, Consolidation-Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude if it controls an investee: power over the investee’s financial and operating decisions, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee and its exposure or rights to variable returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns. The company has not yet determined the impact of IFRS 10 and the amendments to IAS 27 on its consolidated financial statements.

IFRS 11 supersedes IAS 31, Interest in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRS. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The company has not yet determined the impact of IFRS 11 and the amendments to IAS 28 on its consolidated financial statements.

IFRS 12 integrates the disclosure requirements on interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. Entities are permitted to incorporate the disclosure requirements in IFRS 12 into their financial statements without early adopting of IFRS 12. The company has not yet determined the impact of IFRS 12 on its consolidated financial statements.

iii.	Fair Value Measurements

In May 2011, the IASB issued IFRS 13, Fair Value Measurements (“IFRS 13”). IFRS 13 establishes a single source of fair value measurement guidance and sets out fair value measurement disclosure requirements. The standard requires that information be provided in the financial statements that enables the user to assess the methods and inputs used to develop fair value measurements, and for reoccurring fair value measurements that use significant unobservable inputs, and the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The company has not determined the impact of IFRS 13 on its consolidated financial statements.

iv.	Presentation of Items of Other Comprehensive Income

In June 2011, the IASB made amendments to IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments require that items of other comprehensive income are grouped into two categories: items that will be reclassified subsequently to profit or loss; and items that will be reclassified subsequently directly to equity. Income tax on items of other comprehensive income are required to be allocated on the same basis. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The company does not expect the amendments to IAS 1 to have a material impact on its consolidated financial statements.

v.	Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

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3.	ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

a)	Completed During 2011

In October 2006, the company formed a joint venture to purchase a portfolio of office properties (“U.S. Office Fund”). Under the terms of the joint venture agreement, the company’s venture partner had an option to acquire the company’s interest in certain of the U.S. Office Fund’s properties which it managed, and to sell to the company its interest in the properties that the company managed.

In August 2011, the company’s venture partner exercised its option and sold the company its interest in the properties that it managed, resulting in the company’s interest increasing to 83% and the U.S. Office Fund being consolidated. Prior to the acquisition, the company jointly controlled the properties of the U.S. Office Fund and accounted for its investment using the equity method. The company recorded a $212 million gain on the revaluation of its previously held interest in the U.S. Office Fund at the time of acquisition. No consideration was paid in connection with the company’s venture partner’s exercise of its option and the company’s consolidation of the U.S. Office Fund with the exception of the settlement of consideration payable under the joint venture agreement.

Other acquisitions consisted of the acquisition of a controlling interest in certain office properties, a wind power generation business, a real estate and relocation services business and a coal bed methane producer. The company paid total consideration of $673 million for its interest in the other assets of which the largest investment was $190 million.

As a result of the acquisitions made during the year, the company recorded $430 million of revenue and $122 million net income from the operations. Total revenue and net income, including fair value changes, that would have been recorded if the acquisition had occurred at the beginning of the year would have been $1,005 million and $881 million, respectively.

The following table summarizes the balance sheet impact of significant acquisitions during 2011 that resulted in consolidation:

	00000000	00000000	00000000
(MILLIONS)	U.S. Office Fund	Other	Total

Cash and cash equivalents	$32	$106	$138

Accounts receivable and other	84	376	460

Investments	685	–	685

Investment properties	4,953	893	5,846

Property, plant and equipment	–	1,385	1,385

Intangible assets	–	204	204

Goodwill	–	144	144

Less:	5,754	3,108	8,862

Accounts payable and other	(225)	(184)	(409)

Non-recourse borrowings	(3,293)	(1,685)	(4,978)

Deferred income tax liability	–	(28)	(28)

Non-controlling interests in net assets	(1,310)	(538)	(1,848)

Common equity	$926	$673	$1,599

2011 ANNUAL REPORT    111

b)	Completed During 2010

On December 8, 2010, Brookfield Infrastructure Partners (“Brookfield Infrastructure”), a subsidiary of the company, completed a merger with Prime Infrastructure (“Prime”) through the issuance of 50.7 million limited partnership units of Brookfield Infrastructure valued at $1.1 billion. As a result of the merger, the company’s ownership interest in Brookfield Infrastructure decreased from 41% to 28% and Brookfield Infrastructure’s interest in Prime increased from 40% to 100%. Brookfield Infrastructure recorded a $239 million gain on the revaluation of the previously held interest in Prime and a $166 million bargain purchase gain at the acquisition date.

On May 11, 2010, the company acquired a controlling interest in Ainsworth Lumber Co. (‘Ainsworth”) through a 40% owned fund that is controlled by the company and commenced consolidation of Ainsworth. Prior to the acquisition, the fund held a 29% interest in Ainsworth. The company paid consideration of $56 million for the additional 24.5% interest in Ainsworth. Following the acquisition, the fund’s interest in Ainsworth is 53.5%.

Other acquisitions primarily consisted of the acquisition of a controlling interest in commercial property funds in Australia as well as the indirect acquisition of eight commercial properties in North America. The company paid total consideration of $390 million for its interest in the other acquisitions.

As a result of the total acquisitions made during 2010, the company earned $296 million of revenue and $56 million of net income. The total revenue and net income if the acquisitions had occurred at the beginning of the year would have been $1,612 million and $148 million, respectively.

The following table summarizes the balance sheet impact of significant acquisitions during 2010 that resulted in consolidation:

	00000000	00000000	00000000	00000000
(MILLIONS)	Prime	Ainsworth	Other	Total

Cash and cash equivalents	$125	$69	$43	$237

Accounts receivable and other	2,429	176	76	2,681

Investments	779	–	143	922

Investment properties	–	–	1,416	1,416

Property, plant and equipment	1,932	538	51	2,521

Intangible assets	2,490	74	–	2,564

Goodwill	–	–	22	22

Less:	7,755	857	1,751	10,363

Accounts payable and other	(2,659)	(101)	(276)	(3,036)

Non-recourse borrowings	(2,606)	(535)	(693)	(3,834)

Non-controlling interests in net assets	(1,862)	(173)	(392)	(2,427)

	$628	$48	$390	$1,066

4.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows using market interest rates and applicable credit spreads. In limited circumstances, the company uses input parameters that are not based on observable market data and believes that using alternative assumptions will not result in significantly different fair values.

112    BROOKFIELD ASSET MANAGEMENT

Classification of Financial Instruments

Financial instruments classified as fair value through profit or loss or available-for-sale are carried at fair value on the Consolidated Balance Sheets. Changes in the fair values of financial instruments classified as fair value through profit or loss and available-for-sale are recognized in net income and other comprehensive income, respectively. The cumulative changes in the fair values of available-for-sale securities previously recognized in accumulated other comprehensive income are reclassified to net income when the security is sold, or there is a significant or prolonged decline in fair value or when the company acquires a controlling interest in the underlying investment and commences consolidating the investment. During the year ended December 31, 2011, $6 million of net deferred gains (2010 – $28 million deferred losses) previously recognized in accumulated other comprehensive income were reclassified to net income as a result of a sale or a determination that a decline in fair value was significant, or prolonged or the acquisition of a controlling interest of the investment.

Available-for-sale securities are recorded on the balance sheet at their fair value, and are assessed for impairment at each reporting date. As at December 31, 2011, the net unrealized loss relating to the fair value of available-for-sale financial instruments amounted to $18 million (2010 – net unrealized gain $42 million).

Gains or losses arising from changes in the fair value of fair value through profit or loss financial assets are presented in the Consolidated Statements of Operations, in the period in which they arise. Dividends on fair value through profit or loss and available-for-sale financial assets are recognized in the Consolidated Statements of Operations as part of investment and other income when the company’s right to receive payment is established. Interest on available-for-sale financial assets is calculated using the effective interest method and recognized in the Consolidated Statements of Operations as part of investment and other income.

Carrying Value and Fair Value of Financial Instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2011:

(MILLIONS) FINANCIAL INSTRUMENT CLASSIFICATION	FVTPL[1,2]	Available- for-Sale	Held- to-Maturity	Loans and Receivables/ Other Financial Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value)	(Amortized Cost)	(Amortized Cost)	Total

Financial assets

Cash and cash equivalents	$2,027	$–	$–	$–	$2,027

Other financial assets

Government bonds	263	261	–	–	524

Corporate bonds	–	202	–	–	202

Fixed income securities	70	152	–	–	222

Common shares	1,235	131	–	–	1,366

Loans and notes receivable	–	–	762	697	1,459

	1,568	746	762	697	3,773

Accounts receivable and other[2]	1,502	–	–	3,366	4,868

	$5,097	$746	$762	$4,063	$10,668

Financial liabilities

Corporate borrowings	$–	$–	$–	$3,701	$3,701

Property-specific mortgages	–	–	–	28,415	28,415

Subsidiary borrowings	–	–	–	4,441	4,441

Accounts payable and other[2]	1,123	–	–	8,143	9,266

Capital securities	–	–	–	1,650	1,650

Interests of others in consolidated funds	333	–	–	–	333

	$1,456	$–	$–	$46,350	$47,806

1.	Financial instruments classified as fair value through profit or loss
2.

Includes derivative instruments which are elected for hedge accounting totalling $107 million (2010 – $24 million) included in accounts receivable and other and $1,053 million (2010 – $278 million) of derivative instruments included in accounts payable and other, of which changes in fair value are recorded in other comprehensive income

2011 ANNUAL REPORT    113

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2010:

(MILLIONS) FINANCIAL INSTRUMENT CLASSIFICATION	FVTPL[1]	Available- for-Sale	Held- to-Maturity	Loans and Receivables/ Other Financial Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value)	(Amortized Cost)	(Amortized Cost)	Total

Financial assets

Cash and cash equivalents	$1,713	$–	$–	$–	$1,713

Other financial assets

Government bonds	242	414	–	–	656

Corporate bonds	20	194	–	–	214

Fixed income securities	95	231	–	–	326

Common shares	1,059	88	–	–	1,147

Loans and notes receivable	–	–	1,332	744	2,076

	1,416	927	1,332	744	4,419

Accounts receivable and other	1,823	–	–	2,824	4,647

	$4,952	$927	$1,332	$3,568	$10,779

Financial liabilities

Corporate borrowings	$–	$–	$–	$2,905	$2,905

Property-specific mortgages	–	–	–	23,454	23,454

Subsidiary borrowings	–	–	–	4,007	4,007

Accounts payable and other	572	–	–	9,762	10,334

Capital securities	–	–	–	1,707	1,707

Interests of others in consolidated funds	1,562	–	–	–	1,562

	$2,134	$–	$–	$41,835	$43,969

1.	Financial instruments classified as fair value through profit or loss

The following table provides the carrying values and fair values of financial instruments as at December 31, 2011 and December 31, 2010:

	Dec. 31, 2011		Dec. 31, 2010
(MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial assets

Cash and cash equivalents	$2,027	$2,027	$1,713	$1,713

Other financial assets

Government bonds	524	524	656	656

Corporate bonds	202	202	214	214

Fixed income securities	222	222	326	326

Common shares	1,366	1,366	1,147	1,147

Loans and notes receivable	1,459	1,375	2,076	1,990

	3,773	3,689	4,419	4,333

Accounts receivable and other	4,868	4,868	4,647	4,647

	$10,668	$10,584	$10,779	$10,693

Financial liabilities Corporate borrowings	$3,701	$3,906	$2,905	$3,039

Property-specific mortgages	28,415	29,173	23,454	23,601

Subsidiary borrowings	4,441	4,567	4,007	4,085

Accounts payable and other	9,266	9,266	10,334	10,334
Capital securities	1,650	1,734	1,707	1,781

Interests of others in consolidated funds	333	333	1,562	1,562

	$47,806	$48,979	$43,969	$44,402

114    BROOKFIELD ASSET MANAGEMENT

The current and non-current balances of other financial assets are as follows:

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Current	$1,143	$1,700

Non-current	2,630	2,719

Total	$3,773	$4,419

Hedging Activities

The company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. For certain derivatives which are used to manage exposures, the company determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation. To qualify for hedge accounting, the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Fair Value Hedges

The company uses interest rate swaps to hedge the variability related to changes in the fair value of fixed rate assets or liabilities. For the year ended December 31, 2011, pre-tax net unrealized losses of $6 million (2010 – losses of $5 million) were recorded in net income as a result of changes in the fair value of the hedges which were offset by fair value changes related to the effective portion of the hedged asset or liability. As at December 31, 2011, there was a net unrealized derivative asset balance of $7 million relating to derivative contracts designated as fair value hedges (2010 – net unrealized derivative asset balance of $24 million).

Cash Flow Hedges

The company uses the following cash flow hedges: energy derivative contracts to hedge the sale of power; interest rate swaps to hedge the variability in cash flows or future cash flows related to a variable rate asset or liability; and equity derivatives to hedge the long-term compensation arrangements. For the year ended December 31, 2011, pre-tax net unrealized losses of $855 million (2010 – losses of $41 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2011, there was a net unrealized derivative liability balance of $899 million relating to derivative contracts designated as cash flow hedges (2010 – net unrealized derivative liability balance of $136 million). Unrealized losses on cash flow hedges are expected to be realized in net income by 2024.

Net Investment Hedges

The company uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2011, unrealized pre-tax net gains of $159 million (2010 – losses of $318 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2011, there was a net unrealized derivative liability balance of $47 million relating to derivative contracts designated as net investment hedges (2010 – net unrealized derivative liability balance of $257 million).

Fair Value Hierarchical Levels

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1	– Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

2011 ANNUAL REPORT    115

Level 2 –

Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts, other financial assets carried at fair value in an inactive market and redeemable fund units.

Level 3 –

Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate. Fair valued assets and liabilities that are included in this category are power purchase contracts, subordinated mortgaged-backed securities, interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interests share of net assets of limited life funds.

Assets and liabilities measured at fair value on a recurring basis include $1,820 million (2010 – $2,087 million) of financial assets and $618 million (2010 – $580 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described above:

	Dec. 31, 2011			Dec. 31, 2010
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets

Cash and cash equivalents	$2,027	$–	$–	$1,713	$–	$–

Other financial assets

Government bonds	225	299	–	397	259	–

Corporate bonds	8	194	–	77	111	26

Fixed income securities	108	–	114	149	–	177

Common shares	329	–	1,037	274	11	862

Accounts receivable and other	720	113	669	789	12	1,022

	$3,417	$606	$1,820	$3,399	$393	$2,087

Financial liabilities

Accounts payable and other	$–	$778	$345	$–	$199	$373

Interests of others in consolidated funds	–	60	273	–	1,355	207

	$–	$838	$618	$–	$1,554	$580

The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at December 31, 2011 and December 31, 2010.

	Financial Assets		Financial Liabilities
(MILLIONS)	2011	2010	2011	2010

Balance, beginning of the year	$2,087	$1,463	$580	$390

Fair value changes in net income	237	15	22	35

Fair value changes in other comprehensive income	(340)	313	(63)	(1)

Additions (disposals)	(164)	(32)	79	156

Acquisitions through business combinations	–	328	–	–

Balance, end of year	$1,820	$2,087	$618	$580

116    BROOKFIELD ASSET MANAGEMENT

5.	ACCOUNTS RECEIVABLE AND OTHER

(MILLIONS)	Note		Dec. 31, 2011	Dec. 31, 2010

Accounts receivable	(a	)	$4,149	$3,860

Prepaid expenses and other assets	(b	)	1,855	3,222

Restricted cash	(c	)	719	787

Total			$6,723	$7,869

The current and non-current balances of accounts receivable and other are as follows:

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Current	$4,515	$5,504

Non-current	2,208	2,365

Total	$6,723	$7,869

a)	Accounts Receivable

Accounts receivable includes $669 million (2010 – $1,026 million) of unrealized mark-to-market gains on energy sales contracts and $944 million (2010 – $814 million) of completed contracts and work-in-progress related to contracted sales from the company’s residential development operations. Also included in this balance are loans receivable from employees of the company and its consolidated subsidiaries of $6 million (2010 – $7 million).

b)	Prepaid Expenses and Other Assets

Prepaid expenses and other assets in 2010 included assets which were classified as held-for-sale and which were successfully sold during 2011.

c)	Restricted Cash

Restricted cash relates primarily to our property, renewable power and residential development financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations.

6.	INVENTORY

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Residential properties under development	$2,351	$3,398

Land held for development	2,395	1,712

Completed residential properties	567	182

Pulp, paper and other	747	557

Total carrying value[1]	$6,060	$5,849

1.	The carrying amount of inventory pledged as security at December 31, 2011 was $1,154 million (December 31, 2010 – $1,450 million)

The current and non-current balances of inventory are as follows:

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Current	$2,373	$2,093

Non-current	3,687	3,756

Total	$6,060	$5,849

During the year ended December 31, 2011, the company recognized as an expense $4,579 million (2010 – $4,676 million) of inventory relating to cost of goods sold and $7 million (2010 – $65 million) relating to impairments of inventory.

2011 ANNUAL REPORT    117

7.	INVESTMENTS

The following table presents the ownership interests and carrying values of the company’s investments in associates and equity-accounted joint ventures:

		Ownership Interest				Carrying Value
AS AT (MILLIONS)	Investment Type	Dec. 31 2011		Dec. 31 2010		Dec. 31 2011	Dec. 31 2010

Property

General Growth Properties	Associate	23%		10%		$4,099	$1,014

245 Park Avenue	Joint Venture	51%		51%	[3]	619	580

Grace Building[1]	Joint Venture	41%		–		618	–

U.S. Office Fund[1]	–	–		47%		–	1,806

Other properties[2]	Various	20 –75%	[3]	20 – 51%	[3]	1,578	1,466

Renewable power

Bear Swamp Power Co. LLC	Joint Venture	50%		50%		130	95

Other power	Various	50%		50%		228	171

Infrastructure

Natural gas pipeline	Associate	26%		26%		395	384

Transelec S.A.	Associate	28%		28%		584	373

Other infrastructure assets	Various	30 – 50%		30 – 50%		719	513

Other	Various	25 – 50%		25 – 50%		431	227

Total						$9,401	$6,629

1.

The company acquired a controlling interest in the U.S. Office Fund on August 9, 2011, resulting in the consolidation of the U.S. Office Fund and its equity accounted investments, as described in Note 3

2.

Other properties include investments in Darling Park Trust and E&Y Centre Sydney which represent investments in joint ventures where control is either shared or does not exist resulting in the investment being equity accounted

3.	Investments in which the company’s ownership interest is greater than 50% are in equity accounted joint ventures

The following table presents the change in the balance of investments in associates and equity accounted joint ventures:

(MILLIONS)	2011	2010

Balance at beginning of year	$6,629	$4,466

Additions, net of disposals	(100)	638

Acquisitions through business combinations[1]	685	922

Share of net income	2,205	765

Share of other comprehensive income (loss)	193	(16)

Distributions received	(204)	(374)

Foreign exchange	(7)	228

Balance at end of year	$9,401	$6,629

1.

The company acquired a controlling interest in the U.S. Office Fund on August 9, 2011, resulting in the consolidation of the U.S. Office Fund and its equity accounted investments, as described in Note 3

118    BROOKFIELD ASSET MANAGEMENT

The following table presents the gross assets and liabilities of our investments in associates and equity accounted joint ventures:

	Dec. 31, 2011		Dec. 31, 2010
(MILLIONS)	Assets	Liabilities	Assets	Liabilities

Property

General Growth Properties	$35,835	$20,368	$32,367	$21,953

245 Park Avenue	1,027	408	987	407

Grace Building[1]	814	196	–	–

U.S. Office Fund[1]	–	–	7,802	5,804

Other properties[2]	4,222	2,541	2,839	904

Renewable power

Bear Swamp Power Co. LLC	673	353	498	322

Other Power	531	260	566	251

Infrastructure

Natural gas pipeline company	7,650	6,432	7,804	6,606

Transelec S.A.	4,828	2,853	4,142	2,803

Other Infrastructure	4,568	2,959	3,742	2,752

Other	2,381	1,569	983	439

	$62,529	$37,939	$61,730	$42,241

1.	The company acquired a controlling interest in the U.S. Office Fund on August 9, 2011, resulting in the consolidation of the U.S. Office Fund and its equity accounted investments, described in Note 3
2.	Other properties include investments in Darling Park Trust and E&Y Centre Sydney

Certain of the company’s investments in associates are subject to restrictions over the extent to which they can remit funds to the company in the form of cash dividends, or repayment of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

The following table presents revenue and net income of our investments in associates and equity accounted joint ventures:

	00000000000	00000000000	00000000000	00000000000	00000000000	00000000000
	2011			2010
YEARS ENDED DECEMBER 31 (MILLIONS)	Revenue	Net Income	Share of Net Income	Revenue	Net Income (Loss)	Share of Net Income (Loss)

Property

General Growth Properties	$3,353	$6,287	$1,401	$–	$–	$–

U.S. Office Fund[1]	475	518	437	863	779	366

245 Park Avenue	67	118	60	63	306	156

Grace Building[1]	19	215	88	–	–	–

Other properties[2]	545	227	68	351	230	140

Renewable power

Bear Swamp Power Co. LLC	58	16	8	69	29	14

Other power	43	10	5	42	1	1

Infrastructure

Natural gas pipeline company	840	83	22	61	(18)	(6)

Transelec S.A.	402	318	90	351	44	16

Other infrastructure	1,240	16	3	151	6	2

Other	538	55	23	290	58	76

Total	$7,580	$7,863	$2,205	$2,241	$1,435	$765

1.	The company acquired a controlling interest in the U.S. Office Fund on August 9, 2011, resulting in the consolidation of the U.S. Office Fund and its equity accounted investments, described in Note 3
2.	Other properties include investments in Darling Park Trust and E&Y Centre Sydney

2011 ANNUAL REPORT    119

Certain of our investments are publicly listed entities with active pricing in a liquid market. The fair value based on the publicly listed price of these investments in comparison to the company’s carrying value is as follows:

	0000000000	0000000000	0000000000	0000000000
	Dec. 31, 2011		Dec. 31, 2010
(MILLIONS)	Public Price	Carrying Value	Public Price	Carrying Value

General Growth Properties	$2,924	$4,099	$1,176	$1,014

Other	89	76	72	87

	$3,013	$4,175	$1,248	$1,101

8.	INVESTMENT PROPERTIES

(MILLIONS)	2011	2010

Fair value at beginning of year	$22,163	$19,219

Additions	1,442	689

Acquisitions through business combinations	5,846	1,416

Disposals	(2,050)	(802)

Fair value adjustments	1,377	778

Foreign currency translation	(412)	863

Fair value at end of year	$28,366	$22,163

The fair value of investment properties is generally determined by discounting the expected cash flows of the properties based upon internal or external valuations. All properties are externally valued on a three-year rotation plan.

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Properties where valuations are performed by:

External valuators	$10,095	$5,160

Internal appraisals	18,271	17,003

Fair value recorded in financial statements	$28,366	$22,163

The key valuation metrics of our commercial office properties are presented in the following table:

	United States		Canada		Australia
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010

Discount rate	7.5%	8.1%	6.7%	6.9%	9.1%	9.1%

Terminal capitalization rate	6.3%	6.7%	6.2%	6.3%	7.5%	7.4%

Investment horizon (years)	12	10	11	11	10	10

The key valuation assumptions of our Brazilian retail properties include a discount rate of 9.6% (2010 – 10.0%), a terminal capitalization rate of 7.3% (2010 – 7.3%) and an investment horizon of 10 years (2010 – 10 years).

9.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Cost	$14,857	$12,398

Accumulated fair value changes	9,944	7,417

Accumulated depreciation	(1,969)	(1,295)

Total	$22,832	$18,520

Accumulated fair value changes include unrealized revaluations of property, plant and equipment using the revaluation method, which are recorded in revaluation surplus as a component of equity, as well as unrealized impairment losses recorded in net income.

120    BROOKFIELD ASSET MANAGEMENT

The company’s property, plant and equipment relates to our business platforms as shown in the following table:

(MILLIONS)	Note	Dec. 31, 2011	Dec. 31, 2010

Renewable power	(a)	$14,727	$12,443

Infrastructure

Utilities	(b)	993	723

Transport and energy	(c)	2,514	1,727

Timberlands	(d)	1,162	1,060

Private equity and other	(e)	3,436	2,567

		$22,832	$18,520

a)	Renewable Power

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Cost	$6,149	$5,533

Accumulated fair value changes	9,887	7,804

Accumulated depreciation	(1,309)	(894)

Total	$14,727	$12,443

Renewable power assets include the cost of the company’s hydroelectric generating stations, wind energy, pumped storage and natural gas-fired cogeneration facilities. The company’s hydroelectric power facilities operate under various agreements for water rights which extend to, or are renewable over, terms through the years up to 2046.

Renewable power assets are accounted for under the revaluation model and the most recent date of revaluation was December 31, 2011.

The key valuation metrics of our hydro and wind generating facilities at the end of 2011 and 2010 are summarized below. The valuations are impacted primarily by the discount rate and long-term power prices.

	United States		Canada		Brazil
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010

Discount rate	6.7%	7.7%	5.7%	6.1%	9.9%	10.8%

Terminal capitalization rate	7.2%	7.9%	6.8%	7.1%	n/a	n/a

Exit date	2031	2030	2031	2030	2029	2029

The following table presents the changes to the cost of the company’s renewable power generation assets:

(MILLIONS)	2011	2010

Balance at beginning of year	$5,533	$5,035

Additions	371	335

Acquisitions through business combinations	446	–

Foreign currency translation	(201)	163

Balance at end of year	$6,149	$5,533

As at December 31, 2011, the cost of generating facilities under development includes $9 million of capitalized costs (December 31, 2010 – $239 million).

The following table presents the changes to the accumulated fair value changes of the company’s power generation assets:

(MILLIONS)	2011	2010

Balance at beginning of year	$7,804	$8,531

Fair value changes	2,319	(929)

Foreign currency translation	(236)	202

Balance at end of year	$9,887	$7,804

2011 ANNUAL REPORT    121

The following table presents the changes to the accumulated depreciation of the company’s power generation assets:

(MILLIONS)	2011	2010

Balance at beginning of year	$(894)	$(400)

Depreciation expense	(453)	(488)

Foreign currency translation	38	(6)

Balance at end of year	$(1,309)	$(894)

b) Utilities

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Cost	$984	$746

Accumulated fair value changes	49	–

Accumulated depreciation	(40)	(23)

Total	$993	$723

The company’s utilities assets are primarily comprised of power transmission and distribution networks, and an Australian coal terminal, which are operated primarily under regulated rate base arrangements.

Utilities assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2011. The company determined fair value to be the current replacement cost.

The following table presents the changes to the cost of the company’s utilities assets:

(MILLIONS)	2011	2010

Balance at beginning of year	$746	$220

Additions, net of disposals	254	12

Acquisitions through business combinations	–	513

Foreign currency translation	(16)	1

Balance at end of year	$984	$746

The following table presents the changes to the accumulated fair value changes of the company’s utilities assets:

(MILLIONS)	2011	2010

Balance at beginning of year	$–	$–

Fair value changes	49	–

Balance at end of year	$49	$–

The following table presents the changes to the accumulated depreciation of the company’s utilities assets:

(MILLIONS)	2011	2010

Balance at beginning of year	$(23)	$(11)

Depreciation expense	(24)	(11)

Foreign currency translation	7	(1)

Balance at end of year	$(40)	$(23)

c) Transport and Energy

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Cost	$2,346	$1,776

Accumulated fair value changes	244	(32)

Accumulated depreciation	(76)	(17)

Total	$2,514	$1,727

122    BROOKFIELD ASSET MANAGEMENT

Transport and energy assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2011. The company determined fair value to be the current replacement cost. The following table presents the changes to the cost of the company’s transport and energy assets:

(MILLIONS)	2011	2010

Balance at beginning of year	$1,776	$299

Additions, net of disposals	572	26

Acquisitions through business combinations	–	1,419

Foreign currency translation	(2)	32

Balance at end of year	$2,346	$1,776

The following table presents the changes to the accumulated fair value changes of the company’s transport and energy assets:

(MILLIONS)	2011	2010

Balance at beginning of year	$(32)	$–

Fair value changes	276	(33)

Foreign currency translation	–	1

Balance at end of year	$244	$(32)

The following table presents the changes to the accumulated depreciation of the company’s transport and energy assets:

(MILLIONS)	2011	2010

Balance at beginning of year	$(17)	$(1)

Depreciation expense	(62)	(15)

Foreign currency translation	3	(1)

Balance at end of year	$(76)	$(17)

d) Timberlands

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Cost	$1,305	$1,294

Accumulated fair value changes	(132)	(224)

Accumulated depreciation	(11)	(10)

Total	$1,162	$1,060

The following table presents the changes to the cost of the company’s timberland property, plant and equipment assets:

(MILLIONS)	2011	2010

Balance at beginning of year	$1,294	$1,219

Additions, net of disposals	81	38

Foreign currency translation	(70)	37

Balance at end of year	$1,305	$1,294

Timberland assets are accounted for under the revaluation model and the most recent date of revaluations was December 31, 2011. The following table presents the changes to the accumulated fair value changes of the company’s timberland assets:

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Balance at beginning of year	$(224)	$(138)

Fair value changes	99	(85)

Foreign currency translation	(7)	(1)

Balance at end of year	$(132)	$(224)

2011 ANNUAL REPORT    123

The following table presents the changes to the accumulated depreciation of the property, plant and equipment within the company’s timberlands business:

(MILLIONS)	2011	2010

Balance at beginning of year	$(10)	$(5)

Depreciation expense	(2)	(5)

Foreign currency translation	1	–

Balance at end of year	$(11)	$(10)

e) Private Equity and Other

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Cost	$4,073	$3,049

Accumulated fair value changes	(104)	(131)

Accumulated depreciation	(533)	(351)

Total	$3,436	$2,567

Private equity includes capital assets owned by the company’s investees held directly or consolidated through funds.

The majority of the company’s private equity and other assets are accounted for under the cost model, which requires the asset to be carried at its cost less any accumulated depreciation and any accumulated impairment losses. The following table presents the changes to the carrying value of the company’s property, plant and equipment assets included in the company’s private equity operations:

(MILLIONS)	2011	2010

Balance at beginning of year	$3,049	$2,496

Additions, net of disposals	144	(110)

Acquisitions through business combinations	939	589

Foreign currency translation	(59)	74

Balance at end of year	$4,073	$3,049

The following table presents the changes to the accumulated fair value changes of the company’s property, plant and equipment within its private equity operations:

(MILLIONS)	2011	2010

Balance at beginning of year	$(131)	$(39)

Fair value changes	27	(92)

Balance at end of year	$(104)	$(131)

The following table presents the changes to the accumulated depreciation of the company’s other property, plant and equipment within its private equity and development operations:

(MILLIONS)	2011	2010

Balance at beginning of year	$(351)	$(144)

Depreciation expense	(197)	(199)

Foreign currency translation	15	(8)

Balance at end of year	$(533)	$(351)

124    BROOKFIELD ASSET MANAGEMENT

10.    TIMBER

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Timber	$3,119	$2,807

Other agricultural assets	36	27

Total	$3,155	$2,834

The company held 1,441 million acres of consumable freehold timber at December 31, 2011 (December 31, 2010 – 1,447 million), of which approximately 849 million acres (December 31, 2010 – 854 million) were classified as mature and available for harvest.

The following table presents the change in the balance of standing timber and other agricultural assets:

(MILLIONS)	2011	2010

Balance at beginning of year	$2,834	$2,629

Additions, net of disposals	54	59

Fair value adjustments	527	282

Decrease due to harvest	(235)	(139)

Foreign currency changes	(25)	3

Balance at end of year	$3,155	$2,834

The carrying values are based on external appraisals that are completed annually. Key valuation assumptions include a weighted average discount and terminal capitalization rate of 6.6% (2010 – 6.6%) and an average terminal valuation date of 75 years (2010 – 75 years). Timber prices were based on a combination of forward prices available in the market and the price forecasts.

11.    INTANGIBLE ASSETS

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Cost	$4,210	$3,969

Accumulated amortization and impairment losses	(242)	(164)

Net intangible assets	$3,968	$3,805

Intangible assets are allocated to the following cash generating units:

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Property	$180	$–

Renewable power	115	125

Timber – Western North America	114	133

Utilities – Australian coal terminal	2,555	2,571

Transport and energy – UK port operations	330	332

Private equity	168	180

Construction	386	408

Other	120	56

Net intangible assets	$3,968	$3,805

The following table presents the changes to the cost of the company’s intangible assets:

(MILLIONS)	2011	2010

Cost at beginning of year	$3,969	$1,150

Additions, net of disposals	60	34

Acquisitions through business combinations	204	2,564

Foreign currency translation	(23)	221

Cost at end of year	$4,210	$3,969

2011 ANNUAL REPORT    125

The following table presents the changes in the accumulated amortization and accumulated impairment losses of the company’s intangible assets:

(MILLIONS)	2011	2010

Accumulated amortization at beginning of year	$(164)	$(102)

Amortization	(82)	(43)

Reversal of impairments	–	15

Foreign currency translation	4	(34)

Accumulated amortization at end of year	$(242)	$(164)

12. GOODWILL

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Cost	$2,652	$2,561

Accumulated impairment losses	(45)	(15)

Total	$2,607	$2,546

Goodwill is allocated to the following cash generating units:

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Construction	$860	$862

Timber – Western North America	591	591

Residential – Brazil	420	474

Retail – Brazil	150	169

Asset management and services	336	194

Other	250	256

Total	$2,607	$2,546

The following table presents the change in the balance of goodwill:

(MILLIONS)	2011	2010

Cost at beginning of year	$2,561	$2,370

Acquisitions through business combinations	144	22

Foreign currency translation and other	(53)	169

Cost at end of year	$2,652	$2,561

The following table reconciles accumulated impairment losses:

(MILLIONS)	2011	2010

Accumulated impairment at beginning of year	$(15)	$(7)

Impairment losses	(30)	(8)

Accumulated impairment at end of year	$(45)	$(15)

126    BROOKFIELD ASSET MANAGEMENT

13.    INCOME TAXES

The major components of income tax expense for the years ended December 31, 2011 and December 31, 2010 are set out below:

(MILLIONS)	2011	2010

Total current income tax	$97	$97

Deferred income tax expense/(recovery)

Origination and reversal of temporary differences	$409	$60

Recovery arising from previously unrecognized tax assets	(19)	(15)

Change of tax rates and imposition of new legislation	21	(2)

Total deferred income tax	$411	$43

The company’s effective tax rate is different from the company’s domestic statutory income tax rate due to the differences set out below:
	2011	2010

Statutory income tax rate	28%	31%

Increase (reduction) in rate resulting from:

Portion of income not subject to tax	(6)	(7)

International operations subject to different tax rates	(11)	(14)

Change in tax rates on temporary differences	2	1

Recognition of deferred tax assets	(4)	(6)

Non-recognition of the benefit of current year’s tax losses	4	1

Other	–	(1)

Effective income tax rate	13%	5%

Deferred income tax assets and liabilities as at December 31, 2011 and December 31, 2010 relate to the following:

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Non-capital losses (Canada)	$771	$578

Capital losses (Canada)	174	171

Losses (U.S.)	316	360

Losses (International)	501	634

Difference in basis	(5,461)	(4,929)

Total net deferred tax liability	$(3,699)	$(3,186)

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Deferred income tax asset	$2,118	$1,784

Deferred income tax liability	(5,817)	(4,970)

Total net deferred tax liability	$(3,699)	$(3,186)

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2011 is approximately $6 billion (December 31, 2010 – approximately $4 billion).

The company regularly assesses the status of open tax examinations and its historical tax filing positions for the potential for adverse outcomes to determine the adequacy of the provision for income and other taxes. The company believes that it has adequately provided for any tax adjustments that are more likely than not to occur as a result of ongoing tax examinations or historical filing positions.

The dividend payment on certain preferred shares of the company results in the payment of cash taxes and the company obtaining a deduction based on the amount of these taxes.

2011 ANNUAL REPORT    127

The following chart details the expiry date, if applicable, of the unrecognized deferred tax assets:

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

2012	$–	$–

2013	4	–

2014	2	1

2015	17	8

After 2021	302	284

Do not expire	591	519

Total	$916	$812

14.	ACCOUNTS PAYABLE AND OTHER

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Accounts payable	$5,342	$4,581

Other liabilities	3,924	5,753

Total	$9,266	$10,334

The current and non-current balances of accounts payable and other liabilities are as follows:

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Current	$5,495	$6,482

Non-current	3,771	3,852

Total	$9,266	$10,334

Included in accounts payable and other liabilities are $1,522 million (2010 – $1,286 million) and $498 million (2010 – $633 million) of accounts payable and deferred revenue, respectively, related to the company’s residential development operations. Accounts payable also includes $539 million (2010 – $598 million) of insurance deposits, claims and other liabilities incurred by the company’s insurance subsidiaries. Other liabilities in the prior year included held-for-sale liabilities, which were disposed in 2011.

15.	CORPORATE BORROWINGS

(MILLIONS)	Maturity	Annual Rate	Currency	Dec. 31, 2011	Dec. 31, 2010

Term debt

Public – U.S.	Jun. 15, 2012	7.13%	US$	$350	$350

Private – U.S.	Oct. 23, 2012	6.40%	US$	75	75

Private – U.S.	Oct. 23, 2013	6.65%	US$	75	75

Private – Canadian	Apr. 30, 2014	6.26%	C$	29	33

Private – Canadian	Jun. 2, 2014	8.95%	C$	489	501

Public – Canadian	Sept. 8, 2016	5.20%	C$	294	301

Public – U.S.	Apr. 25, 2017	5.80%	US$	240	240

Public – Canadian	Apr. 25, 2017	5.29%	C$	245	250

Public – Canadian	Mar. 1, 2021	5.30%	C$	343	351

Public – U.S.	Mar. 1, 2033	7.38%	US$	250	250

Public – Canadian	Jun. 14, 2035	5.95%	C$	293	301

Commercial paper and bank borrowings		1.41%	US$/C$/£	1,042	199

Deferred financing costs[1]				(24)	(21)

Total				$3,701	$2,905

1.	Deferred financing costs are amortized to interest expense over the term of the borrowing following the effective interest method

Corporate borrowings have a weighted average interest rate of 5.2% (2010 – 5.5%), and include $2,142 million (2010 – $1,832 million) repayable in Canadian dollars of C$2,187 million (2010 – C$1,829 million) and $158 million (2010 – $nil) repayable in British pounds of £102 million (2010 – £nil).

128    BROOKFIELD ASSET MANAGEMENT

16.	NON-RECOURSE BORROWINGS

a)	Property-Specific Mortgages

Principal repayments on property-specific mortgages due over the next five calendar years and thereafter are as follows:

	00000000000	00000000000	00000000000	00000000000	00000000000	00000000000
(MILLIONS)	Property	Renewable Power	Infrastructure	Private Equity	Other	Total

2012	$1,374	$650	$7	$983	$278	$3,292

2013	2,548	742	1,076	725	129	5,220

2014	4,006	285	619	489	116	5,515

2015	291	125	411	267	–	1,094

2016	1,863	110	448	657	–	3,078

Thereafter	5,614	2,285	2,241	53	23	10,216

Total – Dec. 31, 2011	$15,696	$4,197	$4,802	$3,174	$546	$28,415

Total – Dec. 31, 2010	$12,740	$3,834	$4,463	$2,287	$130	$23,454

The current and non-current balances of property-specific mortgages are as follows:

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Current	$3,292	$4,331

Non-current	25,123	19,123

Total	$28,415	$23,454

Property-specific mortgages by currency include the following:

(MILLIONS)	Dec. 31, 2011	Local Currency		Dec. 31, 2010	Local Currency

U.S. dollars	$14,211	US$	14,211	$9,490	US$	9,490

Australian dollars	5,406	A$	5,297	5,320	A$	5,199

Canadian dollars	4,148	C$	4,236	3,785	C$	3,779

Brazilian reais	3,445	R$	6,419	3,215	R$	5,356

British pounds	1,198	£	770	1,380	£	884

European Union euros	7	€	5	7	€	5

New Zealand dollars	–	N$	–	257	N$	329

Total	$28,415			$23,454

b)	Subsidiary Borrowings

Principal repayments on subsidiary borrowings due over the next five calendar years and thereafter are as follows:

	00000000000	00000000000	00000000000	00000000000	00000000000	00000000000
(MILLIONS)	Property	Renewable Power	Infrastructure	Private Equity	Other	Total

2012	$4	$–	$113	$382	$–	$499

2013	357	–	–	135	–	492

2014	382	251	–	187	–	820

2015	–	–	–	296	988	1,284

2016	–	294	–	9	–	303

Thereafter	–	778	1	264	–	1,043

Total – Dec. 31, 2011	$743	$1,323	$114	$1,273	$988	$4,441

Total – Dec. 31, 2010	$579	$1,152	$148	$1,233	$895	$4,007

2011 ANNUAL REPORT    129

The current and non-current balances of subsidiary borrowings are as follows:

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Current	$499	$620

Non-current	3,942	3,387

Total	$4,441	$4,007

Subsidiary borrowings by currency include:

(MILLIONS)	Dec. 31, 2011	Local Currency		Dec. 31, 2010	Local Currency

U.S. dollars	$2,475	US$	2,475	$1,907	US$	1,907

Canadian dollars	1,492	C$	1,524	1,301	C$	1,298

Australian dollars	359	A$	352	511	A$	499

New Zealand dollars	113	N$	145	112	N$	144

Brazilian reais	2	R$	4	19	R$	32

British pounds	–	£	–	157	£	100

Total	$4,441			$4,007

17.	CAPITAL SECURITIES

Capital securities are preferred shares that are classified as liabilities and consist of the following:

(MILLIONS)	Note		Dec. 31, 2011	Dec. 31, 2010

Corporate preferred shares	(a	)	$656	$669

Subsidiary preferred shares	(b	)	994	1,038

Total			$1,650	$1,707

a)	Corporate Preferred Shares

Corporate preferred shares consist of the company’s Class A Preferred Shares as follows:

(MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Currency	Dec. 31, 2011	Dec. 31, 2010

Class A preferred shares

Series 10	10,000,000	5.75%	C$	$245	$251

Series 11	4,032,401	5.50%	C$	99	101

Series 12	7,000,000	5.40%	C$	171	175

Series 21	6,000,000	5.00%	C$	147	150

Deferred financing costs				(6)	(8)

Total				$656	$669

Subject to approval of the Toronto Stock Exchange, the Class A, Series 10, 11, 12 and 21 preferred shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting shares at a price equal to the greater of 95% of the market price at the time of conversion and C$2.00, at the option of either the company or the holder, at any time after the following dates:

	Earliest Permitted Redemption Date	Company’s Conversion Option	Holder’s Conversion Option

Class A preferred shares

Series 10	Sept. 30, 2008	Sept. 30, 2008	Mar. 31, 2012

Series 11	Jun. 30, 2009	Jun. 30, 2009	Dec. 31, 2013

Series 12	Mar. 31, 2014	Mar. 31, 2014	Mar. 31, 2018

Series 21	Jun. 30, 2013	Jun. 30, 2013	Jun. 30, 2013

130    BROOKFIELD ASSET MANAGEMENT

b)	Subsidiary Preferred Shares

Subsidiary preferred shares are composed of Brookfield Office Properties Class AAA preferred shares as follows:

	00000000000	00000000000	00000000000	00000000000	00000000000
(MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Currency	Dec. 31, 2011	Dec. 31, 2010

Class AAA preferred shares

Series F	8,000,000	6.00%	C$	$196	$200

Series G	4,400,000	5.25%	US$	110	110

Series H	8,000,000	5.75%	C$	196	200

Series I	6,138,022	5.20%	C$	150	179

Series J	8,000,000	5.00%	C$	196	200

Series K	6,000,000	5.20%	C$	148	151

Deferred financing costs				(2)	(2)

Total				$994	$1,038

The subsidiary preferred shares are redeemable at the option of either the issuer or the holder, at any time after the following dates:

	Earliest Permitted Redemption Date	Company’s Conversion Option	Holder’s Conversion Option

Class AAA preferred shares

Series F	Sept. 30, 2009	Sept. 30, 2009	Mar. 31, 2013

Series G	Jun. 30, 2011	Jun. 30, 2011	Sept. 30, 2015

Series H	Dec. 31, 2011	Dec. 31, 2011	Dec. 31, 2015

Series I	Dec. 31, 2008	Dec. 31, 2008	Dec. 31, 2010

Series J	Jun. 30, 2010	Jun. 30, 2010	Dec. 31, 2014

Series K	Dec. 31, 2012	Dec. 31, 2012	Dec. 31, 2016

18.	INTERESTS OF OTHERS IN CONSOLIDATED FUNDS

Interests of others in consolidated funds is classified outside of equity and is comprised of the following:

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Limited life funds	$273	$207

Redeemable fund units	60	1,355

	$333	$1,562

Limited life funds represent the interests of others in the company’s consolidated funds that have a defined maximum fixed life where the company has an obligation to distribute the residual interests of the fund to non-controlling interests based on their proportionate share of the fund’s equity in the form of cash or other financial assets at cessation of the fund’s life. The increase or decrease in the amount of the liability resulting from the operations of the fund that is attributable to others is recorded in net income in the period of the change.

Redeemable fund units represent interests of others in the consolidated subsidiaries that have a redemption feature. The company merged its Canadian Renewable Power Fund (“Power Fund”) with Brookfield Renewable Energy Partners (“BREP”) and extinguished the Power Fund’s redeemable units on November 28, 2011, which is further described in Note 29(d).

2011 ANNUAL REPORT    131

19.	EQUITY

Equity is comprised of the following:

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Preferred equity	$2,140	$1,658

Non-controlling interests	18,516	14,739

Common equity	16,751	12,795

	$37,407	$29,192

a)	Preferred Equity

Preferred equity represents perpetual preferred shares and consists of the following:

		Issued and Outstanding
(MILLIONS, EXCEPT SHARE INFORMATION)	Rate	2011	2010	Dec. 31, 2011	Dec. 31, 2010

Class A preferred shares

Series 2	70% P	10,465,100	10,465,100	$169	$169

Series 4	70% P/8.5%	2,800,000	2,800,000	45	45

Series 8	Variable up to P	1,652,394	1,805,948	29	29

Series 9	4.35%	2,347,606	2,194,052	35	35

Series 13	70% P	9,297,700	9,297,700	195	195

Series 15	B.A. + 40 b.p.[1]	2,000,000	2,000,000	42	42

Series 17	4.75%	8,000,000	8,000,000	174	174

Series 18	4.75%	8,000,000	8,000,000	181	181

Series 22	7.00%	12,000,000	12,000,000	274	274

Series 24	5.40%	11,000,000	11,000,000	269	269

Series 26	4.50%	10,000,000	10,000,000	245	245

Series 28	4.60%	9,400,000	–	235	–

Series 30	4.80%	10,000,000	–	247	–

Total				$2,140	$1,658

1.	Rate determined in a quarterly auction

P – Prime Rate, B.A. – Bankers’ Acceptance Rate, b.p. – Basis Points

The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.

The Class A preferred shares have preference over the Class AA preferred shares, which in turn are entitled to preference over the Class A and Class B Limited Voting Shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25 per share.

b)	Non-controlling interests

Non-controlling interests represent the common and preferred equity in consolidated entities that are owned by other shareholders.

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Common equity	$17,338	$13,802

Preferred equity	1,178	937

Total	$18,516	$14,739

132    BROOKFIELD ASSET MANAGEMENT

c)	Common Equity

The company’s common equity is comprised of the following:

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Common shares	$2,816	$1,334

Contributed surplus	125	97

Retained earnings	5,990	4,627

Ownership changes	475	187

Accumulated other comprehensive income	7,345	6,550

Common equity	$16,751	$12,795

The company is authorized to issue an unlimited number of Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A Limited Voting shares and Class B Limited Voting Shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A Limited Voting Common Shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B Limited Voting Common Shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B Limited Voting Shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of Limited Voting shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of Limited Voting shares are diluted.

The holders of Class A Limited Voting shares received dividends of $0.52 per share (2010 – $0.52 per share) and holders of Class B shares received dividends of $0.52 per share (2010 – $0.52 per share).

The number of shares issued and outstanding and unexercised options at December 31, 2011 and December 31, 2010 are as follows:

	Dec. 31, 2011	Dec. 31, 2010

Class A Limited Voting Shares	619,203,649	577,578,573

Class B Limited Voting Shares	85,120	85,120

	619,288,769	577,663,693

Unexercised options	37,873,841	38,401,076

Total diluted Limited Voting shares	657,162,160	616,064,769

The authorized common share capital consists of an unlimited number of Limited Voting shares. Limited Voting shares issued and outstanding changed as follows:

	Dec. 31, 2011	Dec. 31, 2010

Outstanding at beginning of year	577,663,693	572,867,939

Shares issued (repurchased)

Dividend reinvestment plan	128,600	112,876

Management share option plan	2,545,776	4,681,614

Repurchases	(6,144,300)	–

Issuances	45,095,000	–

Other	–	1,264

Outstanding at end of year	619,288,769	577,663,693

2011 ANNUAL REPORT    133

In January 2011, the company issued 27,500,000 Class A Limited Voting Shares in connection with the $1.7 billion acquisition of General Growth Properties’ common shares. In February 2011, the company issued 17,595,000 Class A Limited Voting shares for cash proceeds of C$578 million pursuant to a public equity offering. In March 2011, the company acquired 3.2 million Class A Limited Voting Shares for $106 million, of which 2.4 million shares relate to grants of restricted stock to employees in lieu of share options. During the year, the company repurchased 2,944,300 Class A Limited Voting Shares under its normal course issuer bid at a cost of $80 million.

i.	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010

Net income available to shareholders	$1,957	$1,454

Preferred share dividends	(106)	(75)

Net income available to shareholders – basic	1,851	1,379

Capital securities dividends[1]	38	36

Net income available for shareholders – diluted	$1,889	$1,415

Weighted average – common shares	616.2	574.9

Dilutive effect of the conversion of options using treasury stock method	10.8	9.6

Dilutive effect of the conversion of capital securities[1,2]	26.0	23.0

Common shares and common share equivalents	653.0	607.5

1.

Subject to the approval of the Toronto Stock Exchange, the Series 10,11,12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder

2.	The number of shares is based on 95% of the quoted market price at year end

ii.	Stock-Based Compensation

The expense recognized for stock-based compensation is summarized in the following table:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010

Expense arising from equity-settled share-based payment transactions	$46	$46

(Income)/Expense arising from cash-settled share-based payment transactions	(54)	163

Total (income)/expense arising from share-based payment transactions	(8)	209

Effect of hedging program	75	(149)

Total expense included in consolidated results	$67	$60

The share-based payment plans are described below. There have been no cancellations or modifications to any of the plans during 2011.

Management Share Option Plan

Options issued under the company’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A Limited Voting Shares. The exercise price is equal to the market price at the grant date.

The changes in the number of options during 2011 and 2010 were as follows:

	Number of Options (000’s)[1]	Weighted Average Exercise Price		Number of Options (000’s)[2]	Weighted Average Exercise Price

Outstanding at January 1, 2011	29,636	C$	20.48	8,765	US$	23.39

Granted	–		–	2,727		32.38

Exercised	(2,520)		11.39	(37)		23.18

Cancelled	(121)		23.18	(576)		27.02

Outstanding at December 31, 2011	26,995	C$	21.31	10,879	US$	25.45

1.	Options to acquire TSX listed Class A Limited Voting Shares
2.	Options to acquire NYSE listed Class A Limited Voting Shares

134    BROOKFIELD ASSET MANAGEMENT

	Number of Options (000’s)[1]	Weighted Average Exercise Price		Number of Options (000’s)[2]	Weighted Average Exercise Price

Outstanding at January 1, 2010	34,883	C$	19.11	–	US$	–

Granted	–		–	8,873		23.39

Exercised	(4,682)		9.51	–		–

Cancelled	(565)		26.83	(108)		23.18

Outstanding at December 31, 2010	29,636	C$	20.48	8,765	US$	23.39

1.	Options to acquire TSX listed Class A Limited Voting Shares
2.	Options to acquire NYSE listed Class A Limited Voting Shares

The cost of the options granted during the year was determined using the Black-Scholes model of valuation, with inputs to the model as follows:

	Unit	2011	2010

Weighted average share price	US$	32.38	23.39

Weighted average fair value per share	US$	7.92	4.86

Average term to exercise	Years	7.5	7.5

Share price volatility[1]	%	33.8	32.7

Liquidity discount	%	25.0	25.0

Weighted average annual dividend yield	%	1.6	2.2

Risk-free rate	%	2.8	3.0

1.	Share price volatility was determined based on historical share prices over a similar period to the term exercise

At December 31, 2011, the following options to purchase Class A Limited Voting shares were outstanding:

		Options Outstanding (000’s)
Exercise Price	Weighted Average Remaining Life	Vested	Unvested	Total

C$8.51 – C$9.76	0.7 years	3,120	–	3,120

C$13.37 – C$19.03	6.2 years	5,679	5,706	11,385

C$20.21 – C$30.22	3.7 years	6,919	158	7,077

C$31.62 – C$46.59	5.7 years	3,751	1,662	5,413

US$23.18 – US$32.61	8.4 years	1,636	9,243	10,879

		21,105	16,769	37,874

Restricted Share Unit Plan

The Restricted Share Unit Plan provides for the issuance of the Deferred Share Units (“DSUs”), as well as Restricted Share Units (“RSUs”). Under this plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSUs into cash until retirement or cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of common shares at the time the conversion takes place and the market price on the date the RSUs are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested and unvested DSUs and RSUs. The fair value of the vested DSUs and RSUs as at December 31, 2011 was $295 million (December 31, 2010 – $374 million).

Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSUs. The amount payable by the company in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change, and for the year ended December 31, 2011, including those of operating subsidiaries, totalled $21 million (2010 – $14 million), net of the impact of hedging arrangements.

2011 ANNUAL REPORT    135

The change in the number of DSUs and RSUs during 2011 and 2010 was as follows:

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)	Weighted Average Exercise Price

Outstanding at January 1, 2011	6,531	8,030	C$	13.56

Granted and reinvested	834	–		–

Exercised	(110)	–		–

Outstanding at December 31, 2011	7,255	8,030	C$	13.56

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)	Weighted Average Exercise Price

Outstanding at January 1, 2010	6,540	8,142	C$	13.49

Granted and reinvested	635	–		–

Exercised	(621)	(112)		8.83

Cancelled	(23)	–		–

Outstanding at December 31, 2010	6,531	8,030	C$	13.56

The fair value of DSUs is equal to the traded price of the company’s common shares.

The fair value of RSUs was determined using the Black-Scholes model of valuation, with inputs to the model as follows:

	Unit	Dec. 31, 2011	Dec. 31, 2010

Share price on date of measurement	C$	28.04	33.20

Weighted average exercise price	C$	13.56	13.56

Term to exercise	Years	10.2	11.2

Share price volatility	%	23.93	29.3

Weighted average of expected annual dividend yield	%	1.9	1.3

Risk-free rate	%	2.3	3.7

Weighted average fair value of a unit	C$	13.64	20.62

Escrowed Stock Plan

In February 2011, the company established an Escrowed Stock Plan which allows executives to increase their ownership of Brookfield Class A Limited Voting Shares. Under the escrowed plan, a private company was capitalized with common shares (the “Escrowed Shares”) and preferred shares issued to Brookfield for cash proceeds. The proceeds were used to purchase 3.2 million Brookfield Class A Limited Voting Shares and 75% of the Escrowed Shares were granted to executives.

The Escrowed Shares vest on, and must be held until, the fifth anniversary of the grant date. At a date no less than five years, and no more than 10 years, from the grant date, all Escrowed Shares held will be exchanged for a number of Class A Limited Voting Shares issued from treasury of the company, based on the market value of Class A Limited Voting Shares at the time of exchange.

136    BROOKFIELD ASSET MANAGEMENT

20.	REVENUES LESS DIRECT OPERATING COSTS

Direct operating costs include all attributable expenses except interest, depreciation and amortization, taxes and fair value changes and are primarily related to employee benefits and costs of goods sold. The details are as follows:

	2011			2010
(MILLIONS)	Revenue	Direct Operating Costs	Net	Revenue	Direct Operating Costs	Net

Asset management and other services	$3,286	$2,898	$388	$2,519	$2,154	$365

Property	2,681	1,003	1,678	2,231	736	1,495

Renewable power	1,140	400	740	1,138	390	748

Infrastructure	1,674	918	756	656	435	221

Private equity	6,673	6,135	538	6,422	5,794	628

Investment and other income	467	139	328	657	154	503

	$15,921	$11,493	$4,428	$13,623	$9,663	$3,960

21.	FAIR VALUE CHANGES

Fair value changes consist of mark-to-market gains (losses) and are comprised of the following:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010

Investment property	$1,377	$778

Timber	292	143

Power contracts	54	588

Infrastructure	–	405

Redeemable units	(377)	(159)

Interest rate contracts	(64)	(58)

Other	3	(46)

	$1,286	$1,651

22.	DERIVATIVE FINANCIAL INSTRUMENTS

The company’s activities expose it to a variety of financial risks, including market risk (i.e., currency risk, interest rate risk, and other price risk), credit risk and liquidity risk. The company and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

The aggregate notional amount of the company’s derivative positions at December 31, 2011 and December 31, 2010 is as follows:

(MILLIONS)	Note	Dec. 31, 2011	Dec. 31, 2010

Foreign exchange	(a)	$4,358	$6,463

Interest rates	(b)	13,882	9,523

Credit default swaps	(c)	970	84

Equity derivatives	(d)	650	790

		$19,860	$16,860

Commodity instruments	(e)

Energy (GWh)		77,553	74,022

Natural gas (MMBtu – 000’s)		22,868	16,990

Crude oil (bbls)		–	1,000

2011 ANNUAL REPORT    137

a)	Foreign Exchange

The company held the following foreign exchange contracts with notional amounts at December 31, 2011 and December 31, 2010.

	Notional Amount (U.S. Dollars)		Average Exchange Rate
(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010

Foreign exchange contracts

Canadian dollars	$802	$984	1.02	1.01

British pounds	588	883	1.56	1.57

European Union euros	337	211	1.31	1.35

Australian dollars	276	2,282	1.01	0.96

New Zealand dollars	218	74	0.77	0.75

Brazilian reais	183	181	1.84	1.73

Japanese yen	53	28	81.05	79.23

Danish krones	–	164	–	0.18

Cross currency interest rate swaps

Australian dollars	612	–	1.00	–

Canadian dollars	223	366	0.79	0.73

Japanese yen	98	–	75.47	–

Brazilian reais	73	174	1.81	1.60

Foreign exchange options

Canadian dollars	441	431	1.13	1.14

Brazilian reais	322	–	1.51	–

Australian dollars	128	640	1.05	1.05

British pounds	–	7	–	1.65

Foreign currency futures

U.S. dollars	2	30	1.01	1.01

European Union euros	2	5	1.31	1.34

Japanese yen	–	3	–	80.50

	$4,358	$6,463

Included in net income are unrealized net losses on foreign currency derivative balances amounting to $32 million (2010 – net loss of $14 million) and included in the cumulative translation adjustment account in other comprehensive income are gains in respect of foreign currency contracts entered into for hedging purposes amounting to $133 million (2010 – net loss of $151 million).

b)	Interest Rates

At December 31, 2011, the company held interest rate swap contracts having an aggregate notional amount of $1,098 million (2010 – $700 million), bond forwards having an aggregate notional of $295 million (2010 – $nil), and interest rate swaptions with an aggregate notional of $211 million (2010 – $nil). The company’s subsidiaries held interest rate swap contracts with an aggregate notional amount of $9,780 million (2010 – $7,550 million). The company’s subsidiaries held interest rate cap contracts with an aggregate notional amount of $2,374 million (2010 – $556 million), interest rate swaptions with an aggregate notional value of $nil (2010 – $584 million), bond forwards with an aggregate notional value of $nil (2010 – $60 million), and interest rate futures with an aggregate notional value of $124 million (2010 – $73 million).

c)	Credit Default Swaps

As at December 31, 2011, the company held credit default swap contracts with an aggregate notional amount of $970 million (2010 – $84 million). Credit default swaps are contracts which are designed to compensate the purchaser for any change in the value of an underlying reference asset, based on measurement in credit spreads, upon the occurrence of predetermined credit events. The company is entitled to receive payments in the event of a predetermined credit event for up to $830 million (2010 – $75 million) of the notional amount and could be required to make payments in respect of $ 140 million (2010 – $9 million) of the notional amount.

138    BROOKFIELD ASSET MANAGEMENT

d)	Equity Derivatives

At December 31, 2011, the company and its subsidiaries held equity derivatives with a notional amount of $650 million (2010 – $790 million) which includes a $463 million (2010 – $543 million) notional amount that hedges long-term compensation arrangements. The balance represents common equity positions established in connection with the company’s investment activities. The fair value of these instruments was reflected in the company’s consolidated financial statements at year end.

e)	Commodity Instruments

The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. All energy derivative contracts are recorded at an amount equal to fair value and are reflected in the company’s consolidated financial statements at year end.

Other Information Regarding Derivative Financial Instruments

The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2011 and 2010 as either: cash flow hedges, net investment hedges or fair value hedges. Changes in the fair value of the effective portion of the hedge are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2011			2010
YEARS ENDED DECEMBER 31 (MILLIONS)		Effective	Ineffective		Effective	Ineffective
	Notional	Portion	Portion	Notional	Portion	Portion

Cash flow hedges[1]	$10,598	$(850)	$37	$6,192	$(41)	$4

Net investment hedges	1,194	133	–	4,695	(151)	–

Fair value hedges	472	(6)	–	649	(5)	–

	$12,264	$(723)	$37	$11,536	$(197)	$4

1.	Notional amount does not include 42,837 GWh and 2,476 GWh of commodity derivatives at December 31, 2011 and December 31, 2010, respectively

The following table presents the change in fair values of the company’s derivative positions during the years ended December 31, 2011 and 2010, for derivatives that are fair value through profit or loss, and derivatives that qualify for hedge accounting:

	Unrealized	Unrealized
	Gains	Losses	Net Change	Net Change
(MILLIONS)	During 2011	During 2011	During 2011	During 2010

Foreign exchange derivatives	$197	$(60)	$137	$(165)

Interest rate derivatives

Interest rate swaps	24	(660)	(636)	(116)

Bond forwards	–	(23)	(23)	(2)

Interest rate swaptions	2	–	2	(1)

	26	(683)	(657)	(119)

Credit default swaps	4	–	4	(4)

Equity derivatives	14	(102)	(88)	372

Commodity derivatives	73	(434)	(361)	536

	$314	$(1,279)	$(965)	$620

2011 ANNUAL REPORT    139

The following table presents the notional amounts underlying the company’s derivative instruments by term to maturity as at December 31, 2011 and the comparative notional amounts at December 31, 2010, for derivatives that are fair value through profit or loss, and derivatives that qualify for hedge accounting:

	Dec. 31, 2011				Dec. 31, 2010
				Total Notional	Total Notional
(MILLIONS)	< 1 year	1 to 5 years	> 5 years	Amount	Amount

Fair value through profit or loss

Foreign exchange derivatives	$1,613	$543	$98	$2,254	$1,303

Interest rate derivatives

Interest rate swaps	442	609	25	1,076	2,249

Interest rate swaptions	129	82	–	211	584

Interest rate caps	1,676	649	–	2,325	256

Interest rate futures	93	31	–	124	73

	2,340	1,371	25	3,736	3,162

Credit default swaps	264	700	6	970	84

Equity derivatives	107	351	178	636	775

	$4,324	$2,965	$307	$7,596	$5,324

Commodity instruments

Energy (GWh)	23,615	8,434	2,667	34,716	71,546

Natural gas (MMBtu – 000’s)	18,478	4,390	–	22,868	16,990

Crude Oil (bbls)	–	–	–	–	1,000

Elected for hedge accounting

Foreign exchange derivatives	$1,156	$336	$612	$2,104	$5,160

Interest rate derivatives

Interest rate swaps	1,033	6,151	2,618	9,802	6,001

Bond forwards	295	–	–	295	60

Interest rate caps	49	–	–	49	300

	1,377	6,151	2,618	10,146	6,361

Equity derivatives	7	7	–	14	15

	$2,540	$6,494	$3,230	$12,264	$11,536

Commodity instruments

Energy (GWh)	3,441	9,309	30,087	42,837	2,476

23.	MANAGEMENT OF RISKS ARISING FROM HOLDING FINANCIAL INSTRUMENTS

The company is exposed to the following risks as a result of holding financial instruments: market risk (i.e., interest rate risk, currency risk and other price risk that impact the fair values of financial instruments); credit risk; and liquidity risk. The following is a description of these risks and how they are managed:

a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures.

Financial instruments held by the company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate, currency, equity and commodity contracts.

140    BROOKFIELD ASSET MANAGEMENT

Interest Rate Risk

The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The company’s assets largely consist of long duration interest sensitive physical assets. Accordingly, the company’s financial liabilities consist primarily of long-term fixed rate debt or floating rate debt that has been swapped with interest rate derivatives. These financial liabilities are, with few exceptions, recorded at their amortized cost. The company also holds interest rate caps to limit its exposure to increases in interest rates on floating rate debt that has not been swapped, and holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the values of long duration interest sensitive physical assets that have not been otherwise matched with fixed rate debt.

The result of a 50 basis-point increase in interest rates on the company’s net floating rate assets and liabilities would have resulted in a corresponding decrease in net income before tax of $33 million (2010 – $29 million) on an annualized basis.

Changes in the value of fair value through profit or loss interest rate contracts are recorded in net income and changes in the value of contracts that are elected for hedge accounting together with changes in the value of available-for-sale financial instruments are recorded in other comprehensive income. The impact of a 10 basis-point parallel increase in the yield curve on the aforementioned financial instruments is estimated to result in a corresponding increase in net income of $3 million (2010 – $6 million) and an increase in other comprehensive income of $52 million (2010 – $21 million), before tax for the year ended December 31, 2011.

Currency Exchange Rate Risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

The company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $3 million (2010 – $7 million) increase in the value of these positions on a combined basis. The impact on cash flows from financial instruments would be insignificant. The company holds financial instruments to hedge the net investment in foreign operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $42 million (2010 – $52 million) as at December 31, 2011, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the company that are exposed to equity price risk include equity securities and equity derivatives. A 5% decrease in the market price of equity securities and equity derivatives held by the company, excluding equity derivatives in respect of compensation arrangements, would have decreased net income by $63 million (2010 – $55 million) and decreased other comprehensive income by $7 million (2010 – $5 million), prior to taxes. The company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the company’s underlying common share price. The company holds equity derivatives to hedge almost all of the variability. A 5% change in the common equity price of the company in respect of compensation agreements would increase the compensation liability and compensation expense by $22 million (2010 – $24 million). This increase would be offset by a $23 million (2010 – $25 million) change in value of the associated equity derivatives of which $22 million (2010 – $24 million) would offset the above mentioned increase in compensation expense and the remaining $1 million (2010 – $1 million) would be recorded in other comprehensive income.

The company sells power and generation capacity under long-term agreements and financial contracts to stabilize future revenues. Certain of the contracts are considered financial instruments and are recorded at fair value in the financial statements, with changes in value being recorded in either net income or other comprehensive income as applicable. A 5% increase in energy prices would have increased net income for the year ended December 31, 2011 by approximately $82 million (2010 – decrease of $113 million)

2011 ANNUAL REPORT    141

and decreased other comprehensive income by $141 million (2010 – $ 6 million), prior to taxes. The corresponding increase in the value of the revenue or capacity being contracted, however, is not recorded in net income until subsequent periods.

The company held credit default swap contracts with a total notional amount of $970 million (2010 – $84 million) at December 31, 2011. The company is exposed to changes in the credit spread of the contracts’ underlying reference asset. A 10 basis-point increase in the credit spread of the underlying reference assets would have increased net income by $3 million (2010 – $0.3 million) for the year ended December 31, 2011, prior to taxes.

b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as bonds and preferred shares.

The company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for derivative financial instruments and endeavours to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America, the United Kingdom and Australia, or arrangements that have embedded credit risk mitigation features. The company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of loans receivable and credit investments is equal to the carrying value.

c)	Liquidity Risk

Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the company is able to react to contingencies and investment opportunities quickly, the company maintains sources of liquidity at the corporate and subsidiary level. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The company also seeks to include in its agreements terms that protect the company from liquidity issues of counterparties that might otherwise impact the company’s liquidity.

24.	CAPITAL MANAGEMENT

The capital of the company consists of the components of equity in the company’s consolidated balance sheet (i.e., common and preferred equity) as well as the company’s capital securities, which consist of corporate preferred shares that are convertible into common shares at the option of either the holder or the company. As at December 31, 2011, the recorded values of these items in the company’s consolidated financial statements totalled $19.5 billion (2010 – $15.1 billion).

The company’s objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support its operations, which includes maintaining investment-grade ratings at the corporate level, and providing shareholders with a prudent amount of leverage to enhance returns. Corporate leverage, which consists of corporate debt as well as subsidiary obligations that are guaranteed by the company or are otherwise considered corporate in nature, totalled $4.7 billion based on carrying values at December 31, 2011 (2010 – $3.8 billion). The company monitors its capital base and leverage primarily in the context of its deconsolidated debt-to-total capitalization ratios based on the company’s net tangible asset value, as defined and calculated in the Management’s Discussion and Analysis. The ratio as at December 31, 2011 was 15% (2010 – 15%), which is within the company’s target.

142    BROOKFIELD ASSET MANAGEMENT

The consolidated capitalization of the company includes the capital and financial obligations of consolidated entities, including long-term property-specific financings, subsidiary borrowings, capital securities as well as common and preferred equity held by other investors in these entities. The capital in these entities is managed at the entity level with oversight by management of the company. The capital is managed with the objective of maintaining investment-grade levels in most circumstances and is, except in limited and carefully managed circumstances, without any recourse to the company. Management of the company also takes into consideration capital requirements of consolidated and non-consolidated entities that it has interests in when considering the appropriate level of capital and liquidity on a deconsolidated basis.

The company is subject to limited covenants in respect of its corporate debt and is in full compliance with all such covenants as at December 31, 2011 and 2010. The company and its consolidated entities are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the company.

25.	POST-EMPLOYMENT BENEFITS

The company offers pension and other post employment benefit plans to employees of certain of its subsidiaries. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ expense for 2011 was $2 million (2010 – $13 million). The discount rate used was 5% (2010 – 6%) with an increase in the rate of compensation of 3% (2010 – 3%) and an investment rate of 6% (2010 – 7%).

(MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Plan assets	$1,093	$833

Less accrued benefit obligation:

Defined benefit pension plan	(1,123)	(752)

Other post-employment benefits	(24)	(39)

Net (liability) asset	(54)	42

Less: net actuarial losses	29	27

Accrued benefit (liability) asset	$(25)	$69

26.	JOINT OPERATIONS

The following amounts represent the company’s proportionate interest in jointly controlled assets that are proportionately consolidated in the company’s accounts:

AS AT AND FOR THE YEARS ENDED (MILLIONS)	Dec. 31, 2011	Dec. 31, 2010

Current assets	$60	$53
Long-term assets	2,433	3,536

Total assets	2,493	3,589

Current liabilities	130	278

Long-term liabilities	697	768

Total liabilities	827	1,046

Revenues	227	465

Expenses	85	106

Net income	$142	$359

2011 ANNUAL REPORT    143

27.	SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has five reportable segments:

a)

Property operations include office properties, retail properties, real estate finance, opportunistic investing and office developments located primarily in major North American, Australian, Brazilian and European cities;

b)	Renewable power operations, which are predominantly hydroelectric power generating facilities on river systems in North America and Brazil;

c)	Infrastructure operations, which are predominantly utilities, transport and energy and timberland operations located in Australia, North America, Europe and South America;

d)	Private equity operations include the company’s special situations investments, residential development and agricultural development.

e)

Assets management services and other, corporate non-operating assets, liabilities and related revenues, cash flows and net income (loss) are presented as asset management services, corporate and other.

The following table disaggregates revenue, net income (loss), assets and liabilities by reportable segments:

	00000000	00000000	00000000	00000000	00000000	00000000	00000000	00000000
	Dec. 31, 2011				Dec. 31, 2010
AS AT AND FOR THE YEARS ENDED (MILLIONS)	Revenue	Net Income	Assets	Liabilities	Revenue	Net Income	Assets	Liabilities

Property	$2,760	$3,682	$40,497	$19,757	$2,589	$1,870	$31,572	$16,211

Renewable power	1,140	(458)	16,826	9,213	1,161	406	14,738	9,902

Infrastructure	1,690	482	14,007	7,756	867	538	13,695	8,446

Private equity	6,770	(23)	13,284	8,241	6,011	276	13,029	7,258

Asset management services, corporate and other	3,561	(9)	6,416	8,656	2,995	105	5,097	7,122

	$15,921	$3,674	$91,030	$53,623	$13,623	$3,195	$78,131	$48,939

Revenues, assets and liabilities by geographic segments are as follows:

	00000000	00000000	00000000	00000000	00000000	00000000
	Dec. 31, 2011			Dec. 31, 2010
AS AT AND FOR THE YEARS ENDED (MILLIONS)	Revenue	Assets	Liabilities	Revenue	Assets	Liabilities

United States	$4,715	$38,192	$24,442	$5,069	$28,122	$18,100

Canada	2,809	19,848	11,453	2,607	17,440	12,053

Australia	3,470	15,066	9,308	2,034	16,813	10,028

Brazil	2,519	12,202	5,799	1,688	11,483	6,453

Europe	1,364	4,359	2,246	1,283	3,348	1,937

Other	1,044	1,363	375	942	925	368

	$15,921	$91,030	$53,623	$13,623	$78,131	$48,939

144 BROOKFIELD ASSET MANAGEMENT

28.	SUPPLEMENTAL CASH FLOW INFORMATION

	00000000	00000000
YEARS ENDED DECEMBER 31 (MILLIONS)	2011	2010

Corporate borrowings

Issuances	$–	$630

Repayments	–	(203)

Commercial paper and bank borrowings issuances, net of repayments	851	(193)

Net	$851	$234

Property-specific mortgages

Issuances	$5,393	$3,141

Repayments	(5,298)	(3,455)

Net	$95	$(314)

Other debt of subsidiaries

Issuances	$2,373	$744

Repayments	(1,645)	(1,104)

Net	$728	$(360)

Common shares

Issuances	$592	$45

Repurchases	(186)	–

Net	$406	$45

Investment properties

Proceeds of dispositions	$1,362	$749

Investments	(1,423)	(1,370)

Net	$(61)	$(621)

Renewable power
Proceeds of dispositions	$–	$–
Investments	(878)	(348)

Net	$(878)	$(348)

Infrastructure

Proceeds of dispositions	$4	$69

Investments	(611)	(58)

Net	$(607)	$11

Private equity

Proceeds of dispositions	$41	$116

Investments	(463)	(247)

Net	$(422)	$(131)

Investments

Proceeds of dispositions	$121	$–

Investments	(1,511)	(442)

Net	$(1,390)	$(442)

Other financial assets

Proceeds of disposition	$1,287	$1,328

Investments	(996)	(1,719)

Net	$291	$(391)

Cash taxes paid were $282 million (2010 – $141 million). Cash interest paid totalled $1,798 million (2010 – $1,784 million). Sustaining capital expenditures in the company’s renewable power generating operations were $92 million (2010 – $59 million), in its property operations were $106 million (2010 – $47 million) and in its infrastructure operations were $92 million (2010 – $49 million).

Included in cash and cash equivalents is $1,396 million (December 31, 2010 – $1,188 million) of cash and $631 million of short-term deposits at December 31, 2011 (December 31, 2010 – $525 million).

2011 ANNUAL REPORT 145

29.	OTHER INFORMATION

a)	Commitments, Guarantees and Contingencies

In the normal course of business, the company and its subsidiaries enter into contractual obligations which include commitments to provide bridge financing, letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations. At the end of 2011, the company and its subsidiaries had $ 1,363 million (2010 – $ 1,338 million) of such commitments outstanding of which $300 million (2010 – $147 million) is included in accounts payable and other liabilities in the consolidated balance sheets.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases, the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint ventures, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either further contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business.

The company has up to $3.5 billion of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage.

The company, through its subsidiaries within the residential properties operations, is contingently liable for obligations of its associates in its land development joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.

b)	Insurance

The company conducts insurance operations as part of its activities. As at December 31, 2011, the company held insurance assets of $393 million (2010 – $473 million) in respect of insurance contracts that are accounted for using the deposit method which were offset in each year by an equal amount of reserves and other liabilities. During 2011, net underwriting losses on reinsurance operations were $7 million (2010 – gains of $3 million) representing $22 million (2010 – $59 million) of premium and other revenues offset by $29 million (2010 – $56 million) of reserves and other expenses.

146 BROOKFIELD ASSET MANAGEMENT

c)	Compensation of Key Management Personnel

The remuneration of directors and other key management personnel of the company during the years ended December 31, 2011 and 2010 was as follows:

	0000000	0000000
(MILLIONS)	2011	2010

Salaries, incentives and short-term benefits	$4	$4

Share-based payments	13	14

	$17	$18

The remuneration of directors and key executives is determined by the Compensation Committee having regard to the performance of individuals and market funds.

d)	Related Party Transactions

On November 28, 2011, the company completed the combination of its indirectly held wholly-owned renewable power assets and its 34% owned Brookfield Renewable Power Fund (“Power Fund”), to launch Brookfield Renewable Energy Partners (“BREP”). Public unitholders of the Power Fund received one non-voting limited partnership unit of BREP in exchange for each trust unit of the Power Fund held. Following the combination, the company held a 73% ownership interest in BREP.

As part of the combination, the company amended certain power purchase and sale agreements between itself and the Power Fund to adjust the price of electricity purchased. Additionally, a wholly-owned subsidiary of the company entered into an Energy Revenue Agreement with BREP, whereby the company indirectly guarantees the price for energy delivered by certain power generating facilities in the United States at $75 per MWh, adjusted annually by an inflation factor.

2011 ANNUAL REPORT 147

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking information within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. The words, “potential,” “intend,” “approach,” “future,” “grow,” “plan,” “seek,” “expect,” “believe,” “estimate,” “anticipate,” “objective,” “continue,” “enable,” “expand,” “likely,” “focus,” “think,” “commit,” “strive,” “pursue,” “endeavour,” “future,” “generate,” “maintain,” “see,” “position,” “target,” “tend,” “bode,” and derivations thereof and other expressions, including conditional verbs such as “will,” “can,” “may,” “might,” “could,” “would,” and “should” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this Annual Report include statements with respect to the following: our business and operating strategies and approach to investing; our belief that 2012 will be a good year to invest capital and our focus on deploying the capital we manage and raising additional capital; the growth of our results as the global economy recovers; the growth rates in the developed world and their effect on our strategy; the potential for capital appreciation of real assets; the future recognition in our share price of currently unrecognized value; our expectation of increasing the cash we generate and the value of our assets through organic expansion and new initiatives; our targeted rates of return for our various investments; our ability to continue to compound our long-term returns at attractive levels; the ability of our development properties to generate cash in the future; the completion and acquisition of renewable energy projects in North America and Brazil; the future growth of Brookfield Renewable Energy Partners; the expansion of our rail lines in Western Australia and resulting increased cash flow; the expansion of our Australian coal terminal and our UK port operations; the construction of our electricity transmission project in Texas; the performance of our flagship private infrastructure fund; our belief that our business strategies should enable our shares to compound at a rate of between 12% and 15%; our distribution policy; our belief that reinvestment back into our four major businesses is more accretive to long-term returns than payment of substantially higher dividends; the continuation of the low level of interest rates; our focus on real assets and our belief that real assets which generate increasing cash flows over time will protect against long-term interest rate increases; the potential launch of a flagship public entity for our property group; our objective of generating increased cash flows on a per share basis and a higher intrinsic value of the Corporation over the longer term; our objective of earning in excess of a 12% annualized total return on the intrinsic value of our common equity; the future performance of the residential homebuilding, lumber and natural gas sectors; our commercial office development activities in North America, Australia and UK; the improvement in the U.S. private equity market; the refinancing of our debt; our ability to achieve long-term generation targets based on water conditions; our expectations that the price for renewable hydroelectric generation will increase; our ability to sell our power at increasing rates and secure long-term contracts on favourable terms; the stability and resiliency of our cash flows from our utilities, transport and energy businesses; the impact of supply constraints and ongoing demand from Asian markets on our timber operations and our expectation that market conditions will remain comparable and that market supply may increase in 2012, which could lead to lower prices; leasing discussions with potential tenants; the scheduled completion of the City Square office development in Australia; our ability to maintain or increase our net rental income in the coming years; our expectation for office development in Manhattan; the completion of department stores by GGP; opportunities to purchase infrastructure assets from European and other investors seeking to deleverage their balance sheets; our ability to achieve attractive returns within our Brazilian agricultural operations; our investments in Brazilian agricultural property; our level of liquidity; our intention to pursue growth opportunities in international markets; harvest plans for our timberlands operations; the seasonality of our operations; our goal of increasing capital under management and the associated fees substantially in the coming years; our assumption that capital under management in our unlisted funds and managed listed issuers will grow at a rate of 10% over the next 10 years; our fund raising activity; our assumption that our annualized gross margin migrates to 150 basis points in our asset management operations, and our belief that we can add meaningfully to managed capital without a commensurate increase in expenses; future determination of our legal proceedings with AIG Financial Products; our environmental, safety, sustainability and corporate governance policies and practices; and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

148 BROOKFIELD ASSET MANAGEMENT

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include the following: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including our ability to acquire and develop high quality assets; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; our ability to attract and retain suitable management; adverse hydrology conditions; the ability to continue to attract institutional investors to our funds; regulatory and political factors within the countries in which we operate; tenant renewal rates; availability of new tenants to fill office property vacancies; default or bankruptcy of counterparties to our contracts and leases; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts; and other risks and factors detailed from time to time in our Form 40-F filed with the Securities and Exchange Commission, as well as other documents filed by us with the securities regulators in Canada and the United States including Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

2011 ANNUAL REPORT 149

SUSTAINABLE DEVELOPMENT AND CORPORATE SOCIAL RESPONSIBILITY

At Brookfield, we understand that the actions we take to ensure the sustainability of our business can have a far reaching impact on the environment and communities in which our clients, employees and shareholders live. Management and the Board of Directors consider our corporate citizenship and social responsibilities to be a high priority and strive for the highest standards in environmental, safety and economic performance throughout our operations.

We have approximately $150 billion of assets under management and more than a century of experience as business operators, and have developed expertise in areas such as energy and water conservation, recycling, wildlife preservation, timber reforestation and erosion control. We pursue innovative programs and systems that foster environmental responsibility across all of our operations. Reviewing and improving our sustainability practices is an ongoing priority at all levels of the organization.

We believe that sustainable development and the pursuit of shareholder value are complementary.

Our $18 billion power portfolio represents one of the world’s largest collections of renewable power facilities, with 170 hydro stations and seven wind farms on two continents. In an average year, our plants generate enough clean power to supply nearly 2 million homes. The same output from coal-fired generation would produce approximately 17 million tons of CO2. Our ability to produce energy during peak periods, and conserve water during off-peak hours, meets an important social need, as we deliver clean power when demand is at its highest.

In addition to producing carbon-free clean power, we employ sustainability standards in our renewable power operations that include:

•	Participation in the Sustainable Electricity program administered by the Canadian Electricity Association

•	Low Impact Hydropower Institute Certification on 43 U.S. renewable power plants

•	Environmental Management Systems modelled on the ISO 14001 Standard

•	Safe Work Management Systems aligned with the OHSAS 18001 Standard

As one of the largest commercial property investors in the world, we are committed to continuous improvement of our environmental performance. Sustainability is a priority for our tenants, and as landlords, our goal is to exceed their expectations. We know that shrinking the environmental footprint in our buildings, and cutting back on energy, water and waste will have a positive effect on the financial performance of our assets.

Within our over $80 billion, 280 million square foot global office and retail portfolio, we currently have 30 Leadership in Energy and Environmental (LEED) certifications for our office properties in North America, a further 12 LEED awards anticipated in 2012 and we have made a commitment to build all new ground-up developments to a minimum standard of LEED Gold. In addition, our properties have achieved other recognized environmental awards in North America, Australia and Europe.

Our $19 billion infrastructure operations include 2.5 million acres of timberland, one of the largest private holdings of forest land in North and South America, along with 100,000 hectares of farmland in Brazil. These trees and crops offset greenhouse gas emissions by capturing and storing carbon dioxide, and are a truly renewable resource. In managing our timber and agricultural portfolio, we focus on sustainable harvest levels, and meet both our own internal standards and regulations set down in more than 30 government statutes.

Our timber practices meet or exceed measures set under the U.S. Sustainable Forestry Initiative (SFI 2005-2009 Standard), a code that balances the economic benefits of forest management with other forest values. The major principles in this program include sustainable forestry, preservation of soil and water and protection of biological diversity.

Sustainability is about more than just the environment. It is about good corporate citizenship – actively contributing to the communities in which we conduct business, as a way of giving back and fostering growth. We encourage and support a culture of charity and volunteerism among our employees. Our senior executives hold leadership positions on the boards and capital campaigns of major charities and public institutions, and our employees participate in and lead many community activities and fund-raising events.

150    BROOKFIELD ASSET MANAGEMENT

Our Brookfield Partners Foundation supports hospitals, universities and cultural organizations in Canada. Our Brookfield U.S. Foundation provides funding and support for programs and organizations that improve the quality of life by providing heating, shelter, food and other basic needs assistance to families and communities as well as environmental education and programs. On a global basis, our individual operations and employees work with charities and organizations on local initiatives. For example, in Brazil, we formed a community library in one of our malls to foster reading among people, elementary and high school students in the surrounding area and eight of our European employees traveled to South Africa and participated in a three-week project to build a ‘House of Hope’ to house children orphaned by HIV/AIDS.

In addition to a commitment to philanthropy, sustainability means ensuring we, as an organization, adhere to high standards of business conduct wherever we operate. As an increasingly global organization, we have backed up our commitment to corporate social responsibility and ethical conduct with a comprehensive Code of Business Conduct that employees throughout the organization sign each year, certifying adherence to these important practices and principles.

CORPORATE GOVERNANCE

Management and the Board of Directors are committed to strong and effective corporate governance. Our Board of Directors is of the view that our corporate governance policies and practices and our disclosure in this regard are appropriate, effective and consistent with the guidelines established by Canadian and U.S. securities regulators. We continue to review our corporate governance policies and practices in relation to evolving legislation, guidelines and best practices.

Our Statement of Corporate Governance Practices is set out in full in the Management Information Circular prepared each year and distributed to shareholders who request it along with the Notice of our Annual Meeting. This Statement is also available on our website, www.brookfield.com, at “About Brookfield/Corporate Governance.”

You can also access the following documents referred to in the Statement on our website: our Board of Directors Charter, the Charter of Expectations for Directors, the Charters of the Board’s four Standing Committees (Audit, Risk Management, Governance & Nominating and Management Resources & Compensation), Board Position Descriptions, our Code of Business Conduct and Ethics and our Corporate Disclosure Policy.

2011 ANNUAL REPORT    151

SHAREHOLDER INFORMATION

Shareholder Enquiries

Shareholder enquiries should be directed to our Investor Relations group at:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario M5J 2T3

T: 416-363-9491 or toll free in North America: 1-866-989-0311

F: 416-363-2856

www.brookfield.com

inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

T: 416-682-3860 or toll free in North America: 1-800-387-0825

F: 1-888-249-6189

www.canstockta.com

inquiries@canstockta.com

Canadian Stock Transfer Company Inc. acts as the Administrative Agent for CIBC Mellon Trust Company

Stock Exchange Listings

	Symbol	Stock Exchange

Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAM.A	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 10	BAM.PR.H	Toronto
Series 11	BAM.PR.I	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 21	BAM.PR.O	Toronto
Series 22	BAM.PR.P	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2011 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Annual and Special Meeting of Shareholders

Our 2012 Annual Meeting of Shareholders will be held at 10:30 a.m. on Thursday, May 10, 2012 in Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario.

Dividend Reinvestment Plan

Registered holders of Class A Limited Voting Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Limited Voting Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The Dividend Reinvestment Plan allows current shareholders to acquire additional Class A Limited Voting Shares in the company without payment of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our web site.

Dividend Record and Payment Dates

	Record Date	Payment Date

Class A Limited Voting Shares [1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares [1]
Series 2, 4, 10, 11, 12, 13, 17, 18
21, 22, 24, 26, 28, 30 and 32	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	5th day of January, April, July and October	First day of February, May, August and November

1.	All dividend payments are subject to declaration by the Board of Directors

152    BROOKFIELD ASSET MANAGEMENT

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Jack L. Cockwell	Robert J. Harding, F.C.A.	The Hon. Frank J. McKenna, P.C., O.C., O.N.B.
Group Chairman	Chairman, Brookfield Global	Chairman, Brookfield Asset Management Inc.
Brookfield Asset Management Inc.	Infrastructure Advisory Board	and Deputy Chair, TD Bank Financial Group

Marcel R. Coutu	Maureen Kempston Darkes, o.c., O.ONT.	Dr. Jack M. Mintz
President and Chief Executive Officer	Corporate Director, and former President	Palmer Chair in Public Policy
Canadian Oil Sands Limited	Latin America, Africa and Middle East General Motors Corporation	University of Calgary

The Hon. J. Trevor Eyton, o.c.		Youssef A. Nasr
Corporate Director and former	David W. Kerr	Corporate Director and former Chairman
Member of the Senate of Canada	Corporate Director	and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil

J. Bruce Flatt	Lance Liebman
Chief Executive Officer	Director	James A. Pattison, O.C., O.B.C.
Brookfield Asset Management Inc.	American Law Institute	Chief Executive Officer The Jim Pattison Group
James K. Gray, O.C.	Philip B. Lind, C.M.
Founder and former Chairman and CEO	Vice-Chairman	George S. Taylor
Canadian Hunter Exploration Ltd.	Rogers Communications Inc.	Corporate Director

Details on Brookfleld’s Directors are provided in the Management Information Circular and on Brookfield’s website.

SENIOR MANAGING PARTNERS

Barry S. Blattman	Brian D. Lawson
Jeffrey M. Blidner	Richard J. Legault
Richard B. Clark	Luiz Ildefonso Lopes
J. Bruce Flatt	Cyrus Madon
Joseph S. Freedman	George E. Myhal
Harry A. Goldgut	Samuel J.B. Pollock
Brian W. Kingston	Benjamin M. Vaughan

CORPORATE OFFICERS

J. Bruce Flatt

Chief Executive Officer

Brian D. Lawson

Chief Financial Officer

Brookfield incorporates sustainable development practices within our corporation. This document was printed in Canada using vegetable-based inks on FSC certified stock.

2011 ANNUAL REPORT    153

BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Three World Financial Center	Level 22	Lippo Centre, Tower One	Level 1, Al Manara Building
200 Vesey Street, 11th Floor	135 King Street	13/F, 1306	Sheikh Zayed Road
New York, New York	Sydney, NSW 2001	89 Queensway, Hong Kong	Dubai, UAE
10281-0221	T 61.2.9322.2000	T 852.2143.3003	T 971.4.3158.500
T 212.417.7000	F 61.2.9322.2001	F 852.2537.6948	F 971.4.3158.600
F 212.417.7196

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil	Mumbai
Brookfield Place, Suite 300	23 Hanover Square	Rua Lauro Müller 116, 21° andar,	Suite 1201, Trident Nariman Point Mumbai
Bay Wellington Tower 181 Bay Street. Box 762	London W1S 1JB United Kingdom	Botafogo - Rio de Janeiro - Brasil 22290 - 160	400021, India T 91 (22) 6630 6003
Toronto, Ontario M5J 2T3	T 44 (0) 20.7659.3500	CEP: 71.635-250	F 91 (22) 6630 6011
T 416.363.9491	F 44 (0) 20.7659.3501	T 55 (21) 3527.7800
F 416.365.9642		F 55 (21) 3527.7799

www.brookfield.com             NYSE: BAM    TSX: BAM.A    EURONEXT: BAMA